SEMIANNUAL REPORT

For Period Ended June 30, 2009

Conservative Allocation, Moderate Allocation, Aggressive Allocation, Money Market, Bond, High Income, Diversified Income, Large Cap Value, Large Cap Growth, Mid Cap Value, Mid Cap Growth, Small Cap Value, Small Cap Growth, Global Securities, International Stock, Target Retirement 2020, Target Retirement 2030, and Target Retirement 2040 Funds of the Ultra Series Fund

MEMBERS® Variable Annuity
MEMBERS® Variable Annuity II
MEMBERS® Choice Variable Annuity
MEMBERS® Variable Annuity III
MEMBERS® Variable Universal Life
MEMBERS® Variable Universal Life II

Distributed by:
CUNA Brokerage Services, Inc.
Office of Supervisory Jurisdiction
2000 Heritage Way
Waverly, IA 50677

Member FINRA & SIPC

Telephone:
(319) 352-4090
(800) 798-5500



MEMBERS
Insurance & Investments

Move confidently into the future™

SEMIANNUAL REPORT

To reduce service expenses, CUNA Mutual Insurance Society may send only one copy of this booklet per household, regardless of the number of policyowners at the household. However, any policyowner may obtain additional copies of this booklet upon request to CUNA Mutual Insurance Society.

If you have questions, please call CUNA Mutual Insurance Society at 1.800.798.5500.

As with all variable life insurance policies and mutual funds, the Securities and Exchange Commission ("Commission") has not approved or disapproved of these securities, nor does the Commission guarantee the accuracy or adequacy of any prospectus. Any statement to the contrary is a criminal offense.

Fund Returns and Peer Group Rank as of 6/30/2009

Fund and *Peer Group*	1 Year Return	1 Year % Rank/# of Funds in Category	3 Years Return	3 Years % Rank/# of Funds in Category	5 Years Return	5 Years % Rank/# of Funds in Category	10 Years Return	10 Years % Rank/# of Funds in Category
Conservative Allocation	-11.29%	62/99	-1.22%	54/69	N/A	N/A	N/A	N/A
*Conservative Allocation**	-8.89%		-0.16%		N/A		N/A	
Moderate Allocation	-22.06%	84/226	-5.04%	66/181	N/A	N/A	N/A	N/A
*Moderate Allocation**	-17.94%		-3.56%		N/A		N/A	
Aggressive Allocation	-31.02%	87/331	-8.39%	51/306	N/A	N/A	N/A	N/A
*Large Blend**	-26.34%		-8.47%		N/A		N/A	
Bond	4.60%	36/151	5.16%	35/142	4.17%	32/138	4.92%	32/117
*Intermediate-Term Bond**	1.73%		3.75%		3.55%		3.55%	
High Income	0.64%	3/91	3.01%	7/89	4.41%	8/87	N/A	N/A
*High Yield Bond**	-10.61%		-1.58%		1.70%		N/A	
Diversified Income	-7.26%	3/226	-0.83%	9/181	1.55%	21/144	1.78%	21/115
*Moderate Allocation**	-17.94%		-3.56%		0.61%		0.61%	
Large Cap Value	-28.77%	68/217	-10.57%	61/193	-2.81%	63/176	-2.53%	63/120
*Large Value**	-26.50%		-10.20%		-2.65%		-2.65%	
Large Cap Growth	-21.69%	17/338	-4.00%	14/317	-0.96%	32/289	-0.96%	32/194
*Large Growth**	-27.83%		-7.20%		-1.77%		-1.77%	
Mid Cap Value	-28.34%	63/85	-10.02%	60/72	-1.60%	63/58	4.80%	63/23
*Mid-Cap Value**	-27.56%		-10.15%		-1.78%		-1.78%	
Mid Cap Growth	-30.64%	49/143	-8.03%	52/139	-2.63%	73/132	N/A	N/A
*Mid-Cap Growth**	-31.04%		-7.97%		-0.99%		N/A	
Small Cap Value	-20.00%	24/43	N/A	N/A	N/A	N/A	N/A	N/A
*Small Value**	-23.63%		N/A		N/A		N/A	
Small Cap Growth	-37.67%	94/96	N/A	N/A	N/A	N/A	N/A	N/A
*Small Growth**	-26.74%		N/A		N/A		N/A	
Global Securities	-27.82%	43/75	-9.66%	74/67	-0.05%	60/60	N/A	N/A
*World Stock**	-26.35%		-6.89%		1.87%		N/A	
International Stock	-26.03%	12/100	-5.95%	20/89	4.26%	18/82	N/A	N/A
*Foreign Large Blend**	-32.37%		-7.79%		2.38%		N/A	
Target Retirement 2020	-24.87%	89/14	N/A	N/A	N/A	N/A	N/A	N/A
*Target-Date 2015-2029**	-15.00%		N/A		N/A		N/A	
Target Retirement 2030	-27.22%	75/11	N/A	N/A	N/A	N/A	N/A	N/A
*Target-Date 2030+**	-23.77%		N/A		N/A		N/A	
Target Retirement 2040	-30.68%	98/7	N/A	N/A	N/A	N/A	N/A	N/A
Target-Date 2030+ Category	-26.01%		N/A		N/A		N/A	

* Source of category peer group returns and ranks: Morningstar Direct; The Morningstar Average Peer Returns represents the average annual composite performance of all mutual funds listed in each fund category by Morningstar. The highest (or most favorable) percentile rank is 1 and the lowest (or least favorable) percentile rank is 100. The funds' ranking data shown is for Class I Shares, and the returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund.

Performance data shown represents past performance. Past performance does not guarantee future results; the investment return and prinicpal value of an investment will fluctuate; and investor's shares, when redeemed may be worth more or less than their original cost; and current performance may be lower or higher than the performance data quoted. For more current performance information, please call 1-800-798-5500.

For more complete information about the Ultra Series Fund, including charges and expenses, request a prospectus from your registered representative or from CUNA Mutual Insurance Society, 2000 Heritage Way, Waverly, IA 50677, or by calling 1-800-798-5500. Read it carefully before you invest or send money. Consider the investment objectives, risks, charges and expenses of the investment carefully before investing. The prospectus contains this and other information about the investment company.

Table of Contents

Non-deposit investment products are not federally insured, involve investment risk, may lose value and are not obligations of or guaranteed by any financial institution. For more complete information about the Ultra Series Fund, including charges and expenses, request a prospectus from your registered representative or from CUNA Mutual Insurance Society, 2000 Heritage Way, Waverly, IA 50677. Consider the investment objectives, risks, charges and expenses of the investment carefully before investing. The prospectus contains this and other information about the investment company. For current performance information, please call 1-800-798-5500. Current performance may be lower or higher than the performance data quoted within. Past performance does not guarantee future results.

Nothing in this report represents a recommendation of a security by the investment adviser. Portfolio holdings may have changed since the date of this report.

Conservative Allocation Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,5,6]



$13,000
$12,000
$11,000
$10,000
$9,000
Class I Shares
New Conservative Allocation Fund Custom Index2
Old Conservative Allocation Fund Custom Index3
Merrill Lynch U.S. Corporate, Government & Mortgage Index4
$12,199
$10,594
$10,567
$9,638
6/06
6/07
6/08
6/09

Average Annual Total Return Through June 30, 2009[5,6]

	1 Year	3 Years	Since 6/30/06 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-11.29%	-1.22%	-1.22%	—	1.08%
Class II Shares	—	—	—	3.69%	1.33
New Conservative Allocation Fund Custom Index[2]	-5.81	1.72	1.85	3.15	NA
Old Conservative Allocation Fund Custom Index[3]	-4.72	1.90	1.94	2.47	NA
Merrill Lynch U.S. Corporate, Government & Mortgage Index[4]	6.48	6.73	6.84	1.32	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] In May 2009, the custom benchmark for the fund was changed from the Old Conservative Allocation Fund Custom Index to the New Conservative Allocation Fund Custom Index because the adviser believes the new custom benchmark better reflects the fund's asset allocation targets. The New Conservative Allocation Fund Custom Index consists of 65% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 30% Russell 3000® Index and 5% MSCI EAFE Index. A description of the Merrill Lynch Index and the Russell 3000® Index is set forth below. The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.

[3] The Old Conservative Allocation Fund Custom Index consists of 55% Merrill Lynch U.S. Corporate, Government & Mortgage Index, 30% Russell 1000® Index, and 15% 90-Day U.S. Treasury Bills. A description of the Merrill Lynch U.S. Corporate, Government & Mortgage Index is set forth below. The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (the Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization).

[4] The Merrill Lynch U.S. Corporate, Government & Mortgage Index, formerly the Merrill Lynch U.S. Domestic Master Index, is broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

[5] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

[6] MEMBERS Capital Advisors reduced its management fee for the Conservative Allocation Fund from June 30, 2006 through April 30, 2008. If the management fee had not been reduced, returns would have been lower.

Moderate Allocation Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,6,7]


$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
6/06
6/07
6/08
6/09
Class I Shares
New Moderate Allocation Fund Custom Index2
Old Moderate Allocation Fund Custom Index3
S&P 500 Index4
Russell 1000® Index5
$9,497
$9,360
$8,564
$7,723
$7,714

Average Annual Total Return Through June 30, 2009[6,7]

	1 Year	3 Years	Since 6/30/06 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-22.06%	-5.04%	-5.03%	—	1.22%
Class II Shares	—	—	—	4.39%	1.47
New Moderate Allocation Fund Custom Index[2]	-14.55	-1.92	-1.70	4.82	NA
Old Moderate Allocation Fund Custom Index[3]	-14.77	-2.32	-2.17	4.40	NA
S&P 500 Index[4]	-26.21	-8.22	-8.27	5.80	NA
Russell 1000® Index[5]	-26.69	-8.20	-8.24	5.79	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

1 This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

2 In May 2009, the custom benchmark for the fund was changed from the Old Moderate Allocation Fund Custom Index to the New Moderate Allocation Fund Custom Index because the adviser believes the new custom benchmark better reflects the fund's asset allocation targets. The new Moderate Allocation Fund Custom Index consists of 40% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 45% Russell 3000® Index and 15% MSCI EAFE Index. A description of the Merrill Lynch Index, the MSCI Index and the Russell 3000® Index is set forth below.

3 The Old Moderate Allocation Fund Custom Index consists of 50% Russell 3000® Index, 30% Merrill Lynch U.S. Corporate, Government & Mortgage Index, 10% MSCI EAFE Index and 10% 90-Day U.S. Treasury Bills. A description of the Russell 3000® Index is set forth below. The Merrill Lynch U.S. Corporate, Government & Mortgage Index, formerly the Merrill Lynch U.S. Domestic Master Index, is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria. The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.

4 In May 2009, the broad-based securities market index for the fund was changed from the Russell 1000® Index to the S&P 500 Index because the adviser believes the index better reflects the fund's asset allocation targets. The S&P 500 Index is a large-cap market index which measures the performance of a representative sample of 500 leading companies in leading industries in the U.S.

5 The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (the Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization).

6 Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

7 MEMBERS Capital Advisors reduced its management fee for the Moderate Allocation Fund from June 30, 2006 through April 30, 2008. If the management fee had not been reduced, returns would have been lower.

Aggressive Allocation Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,6,7]



$14,000
$12,000
$10,000
$8,000
$6,000
6/06
6/07
6/08
6/09
Class I Shares
New Aggressive Allocation Fund Custom Index2
Old Aggressive Allocation Fund Custom Index3
S&P 500 Index4
Russell 3000® Index5
$8,495
$8,078
$7,714
$7,696
$7,687

Average Annual Total Return Through June 30, 2009[6,7]

	1 Year	3 Years	Since 6/30/06 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-31.02%	-8.39%	-8.39%	—	1.36%
Class II Shares	—	—	—	5.47%	1.61
New Aggressive Allocation Fund Custom Index[2]	-23.19	-5.64	-5.28	6.77	NA
Old Aggressive Allocation Fund Custom Index[3]	-27.22	-7.23	-6.85	7.65	NA
S&P 500 Index[4]	-26.21	-8.22	-8.27	5.80	NA
Russell 3000® Index[5]	-26.56	-8.35	-8.34	5.70	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

1 This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

2 In May 2009, the custom benchmark for the fund was changed from the Old Aggressive Allocation Fund Custom Index to the New Aggressive Allocation Fund Custom Index because the adviser believes the new custom benchmark better reflects the fund's asset allocation targets. The new Aggressive Allocation Fund Custom Index consists of 15% Merrill Lynch U.S. Corporate, Government and Mortgage Index, 55% Russell 3000® Index and 30% MSCI EAFE Index. The Merrill Lynch U.S. Corporate, Government and Mortgage Index is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through and investment-grade corporate bonds meeting specified selection criteria. The Russell 3000® Index and the MSCI EAFE (Europe, Australasia & Far East) Index is set forth below.

3 The Old Aggressive Allocation Fund Custom Index consists of 55% Russell 1000® Index, 22% MSCI EAFE Index, 15% Russell 2000® Index, and 8% MSCI Emerging Markets Index. The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (see definition below). The Russell 2000® Index is a small-cap market index which measures the performance of the remaining 2,000 companies in the Russell 3000® Index. The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada. The MSCI Emerging Markets Index is a free-float adjusted market capitalization index that measures equity performance in global emerging markets.

4 In May 2009, the broad-based securities market index for the fund was changed from the Russell 3000® Index to the S&P 500 Index because the adviser believes the index better reflects the fund's asset allocation targets. The S&P 500 Index is a large-cap market index which measures the performance of a representative sample of 500 leading companies in leading industries in the U.S.

5 The Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization, which represents 98% of the investable U.S. equity market.

6 Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

7 MEMBERS Capital Advisors reduced its management fee for the Aggressive Allocation Fund from June 30, 2006 through April 30, 2008. If the management fee had not been reduced, returns would have been lower.

Bond Fund Performance Review

Cumulative Performance of $10,000 Investment[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	10 Years	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	4.60%	5.16%	4.17%	4.92%	—	0.56%
Class II Shares	—	—	—	—	1.88%	0.81
Merrill Lynch U.S. Corporate, Government & Mortgage Index[2]	6.48	6.73	5.21	6.08	1.32	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Merrill Lynch U.S. Corporate, Government & Mortgage Index, formerly the Merrill Lynch U.S. Domestic Master Index, is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Cumulative Performance of $10,000 Investment Since Inception[1,3]



Legend:
- Class I Shares
- Merrill Lynch U.S. High Yield Master II Constrained Index[2]

$16,182
$15,702

Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	Since 10/31/00 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	0.64%	3.01%	4.41%	5.34%	—	0.76%
Class II Shares	—	—	—	—	2.58%	1.01
Merrill Lynch U.S. High Yield Master II Constrained Index[2]	-2.99	2.06	4.14	5.71	10.59	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] Effective May 2008, the benchmark for the fund changed from the Merrill Lynch U.S. High Yield Master II Index to the Merrill Lynch U.S. High Yield Master II Constrained Index to better reflect the fund's portfolio. The Merrill Lynch U.S. High Yield Master II Constrained Index tracks the performance of below investment grade U.S. dollar denominated corporate bonds publicly issued in the U.S. domestic market, but limits any individual issuer to a maximum weighting of 2%.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Diversified Income Fund Performance Review

Cumulative Performance of $10,000 Investment[1,4]



Average Annual Total Return Through June 30, 2009[4]

	1 Year	3 Years	5 Years	10 Years	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-7.26%	-0.83%	1.55%	1.78%	—	0.71%
Class II Shares	—	—	—	—	3.33%	0.96
Russell 1000® Index[2]	-26.69	-8.20	-1.85	-1.75	5.79	NA
Merrill Lynch U.S. Corporate, Government & Mortgage Index[3]	6.48	6.73	5.21	6.08	1.32	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index (the Russell 3000® Index measures the performance of the 3,000 largest U.S. companies based on total market capitalization).

[3] The Merrill Lynch U.S. Corporate, Government & Mortgage Index, formerly the Merrill Lynch U.S. Domestic Master Index, is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

[4] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Large Cap Value Fund Performance Review

Cumulative Performance of $10,000 Investment[1,3]



Legend:
— Class I Shares
---- Russell 1000 Value Index[2]

$9,853
$7,743

Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	10 Years	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-28.77%	-10.57%	-2.81%	-2.53%	—	0.61%
Class II Shares	—	—	—	—	4.42%	0.86
Russell 1000® Value Index[2]	-29.03	-11.11	-2.13	-0.15	5.40	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell 1000® Value Index is a large-cap market index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Large Cap Growth Fund Performance Review

Cumulative Performance of $10,000 Investment[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	10 Years	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-21.69%	-4.00%	-0.96%	-0.96%	—	0.82%
Class II Shares	—	—	—	—	5.09%	1.07
Russell 1000® Growth Index[2]	-24.50	-5.45	-1.83	-4.18	6.13	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell 1000® Growth Index is a large-cap market index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Mid Cap Value Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,3]



$15,987
$15,031

Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	10 Years	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-28.34%	-10.02%	-1.60%	4.80%	—	1.02%
Class II Shares	—	—	—	—	2.65%	1.27
Russell Midcap® Value Index[2]	-30.52	-11.07	-0.43	4.00	3.64	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell Midcap® Value Index is a mid-cap market index which measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Mid Cap Growth Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	Since 10/31/00 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-30.64%	-8.03%	-2.63%	-5.76%	—	0.87%
Class II Shares	—	—	—	—	3.91%	1.12
Russell Midcap® Growth Index[2]	-30.33	-7.93	-0.44	-3.31	5.66	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell Midcap® Growth Index is a mid-cap market index which measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Small Cap Value Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	Since 5/1/07 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-20.00%	-15.77%	—	1.12%
Class II Shares	—	—	2.60%	1.37
Russell 2000® Value Index[2]	-25.24	-21.39	1.84	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell 2000® Value Index is a small-cap market index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Small Cap Growth Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	Since 5/1/07 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-37.67%	-22.88%	—	1.12%
Class II Shares	—	—	1.29%	1.37
Russell 2000® Growth Index[2]	-24.85	-15.34	7.24	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Russell 2000® Growth Index is a small-cap market index which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Global Securities Fund Performance Review

Cumulative Performance of $10,000 Investment Since Inception[1,3]



$20,000
$15,000
$10,000
$5,000
$0
10/31/00
6/01
6/02
6/03
6/04
6/05
6/06
6/07
6/08
6/09
Class I Shares
Morgan Stanley Capital International World Index2
(MSCI World Index)
$10,204
$9,306

Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	Since 10/31/00 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-27.82%	-9.66%	-0.05%	0.23%	—	0.97%
Class II Shares	—	—	—	—	8.67%	1.22
MSCI World Index[2]	-29.01	-7.48	0.57	-0.83	8.74	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

1 This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the index.

2 The MSCI World Index is free float-adjusted market capitalization index that is designed to measure global developed market equity performance, including the U.S. and Canada.

3 Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

International Stock Fund Performance Review

Cumulative Performance $10,000 Investment Since Inception[1,3]



Average Annual Total Return Through June 30, 2009[3]

	1 Year	3 Years	5 Years	Since 10/31/00 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Class I Shares	-26.03%	-5.95%	4.26%	2.49%	—	1.22%
Class II Shares	—	—	—	—	9.99%	1.47
MSCI EAFE Index[2]	-30.96	-7.51	2.79	1.28	11.41	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Target Retirement 2020 Fund Performance Review

Cumulative Performance $10,000 Investment Since Inception[1,3]



$12,000
$10,000
$8,000
$6,000
$4,000
Target Retirement 2020 Fund
Dow Jones Global Target 2020 Index2
$8,241
$6,923
10/1/07
6/08
6/09

Cumulative Total Return Through June 30, 2009[3]

	1 Year	Since 10/1/07 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Ultra Series Target Retirement 2020, Class I	-24.87%	-18.97%	—	1.32%
Ultra Series Target Retirement 2020, Class II	—	—	5.14%	1.57
Dow Jones Global Target 2020 Index[2]	-13.11	-10.47	5.15	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

1 This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

2 The Dow Jones Global Target 2020 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2020 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

3 Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Target Retirement 2030 Fund Performance Review

Cumulative Performance $10,000 Investment Since Inception[1,3]



$12,000
$10,000
$8,000
$6,000
Target Retirement 2030 Fund
Dow Jones Global Target 2030 Index2
$7,270
$6,588
10/1/07
6/08
6/09

Cumulative Total Return Through June 30, 2009[3]

	1 Year	Since 10/1/07 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Ultra Series Target Retirement 2030, Class I	-27.22%	-21.24%	—	1.36%
Ultra Series Target Retirement 2030, Class II	—	—	5.45%	1.61
Dow Jones Global Target 2030 Index[2]	-20.03	-16.66	6.48	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Dow Jones Global Target 2030 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2030 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Cumulative Performance $10,000 Investment Since Inception[1,3]



Target Retirement 2040 Fund
Dow Jones Global Target 2040 Index[2]

$6,794
$6,204

Cumulative Total Return Through June 30, 2009[3]

	1 Year	Since 10/1/07 Inception	Since 5/1/09 Inception	Annual Expense Ratio
Ultra Series Target Retirement 2040, Class I	-30.68%	-23.90%	—	1.43%
Ultra Series Target Retirement 2040, Class II	—	—	5.81%	1.68
Dow Jones Global Target 2040 Index[2]	-23.64	-19.82	7.24	NA

NA Not Applicable. Index returns do not reflect fees or expenses.

[1] This chart compares a $10,000 investment made in the fund to a $10,000 investment made in the securities that make up the index.

[2] The Dow Jones Global Target 2040 Index is a benchmark for multi-asset class portfolios with risk profiles that become more conservative as the year 2040 approaches. The index is a composite of other indexes that represent stocks, bonds and cash.

[3] Fund returns are calculated after fund level expenses have been subtracted, but do not include any separate account fees, charges or expenses imposed by the variable annuity and variable life insurance contracts that invest in the fund, as described in the Prospectus. If these fees, charges, or expenses were included, fund returns would have been lower. Fund returns also assume that dividends and capital gains are reinvested in additional shares of the fund. Investment return and principal value will fluctuate, so an investor's shares, when redeemed, may be worth more or less than when purchased. Further information relating to the fund's performance is contained in the Prospectus and elsewhere in this report. The fund's past performance is not indicative of future performance. Current performance may be lower or higher than the performance data cited. For fund performance data current to the most recent month-end, please call 1-800-798-5500. Indices are unmanaged and investors cannot invest in them directly. Index returns do not reflect fees or expenses.

Conservative Allocation Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009



Foreign Stock Funds 9%
Money Market Funds and Other Net Assets 1%
Stock Funds 27%
Alternative Asset Classes 4%
Bond Funds 59%

Portfolio Holdings as a Percentage of Total Market Value as of June 30, 2009

MEMBERS Bond Fund, Class Y	29%	Fairholme Fund	6%
MEMBERS High Income Fund, Class Y	13%	Oppenheimer International Bond Fund, Class Y	5%
Dodge & Cox Income Fund	12%	Nakoma Absolute Return Fund	4%
MEMBERS Large Cap Growth Fund, Class Y	9%	Victory Special Value Fund, Class I	4%
MEMBERS International Stock Fund, Class Y	9%	SSgA Prime Money Market Fund	1%
MEMBERS Large Cap Value Fund, Class Y	7%	Laudus International Market Masters Fund	1%

Shares		Value (Note 2)
	Investment Companies - 100.03%	
	Alternative Asset Class Funds - 4.42%	
297,412	Nakoma Absolute Return Fund *	$ 6,430,039
	Bond Funds - 58.95%	
1,439,011	Dodge & Cox Income Fund	17,743,005
4,260,726	MEMBERS Bond Fund, Class Y (R)	42,223,799
2,998,096	MEMBERS High Income Fund, Class Y (R)	18,468,273
1,216,217	Oppenheimer International Bond Fund, Class Y	7,358,111
		85,793,188
	Stock Funds - 26.92%	
363,141	Fairholme Fund	9,216,506
1,134,798	MEMBERS Large Cap Growth Fund, Class Y (R)	13,617,576
1,119,093	MEMBERS Large Cap Value Fund, Class Y (R)	10,575,426
530,048	Victory Special Value Fund, Class I	5,772,223
		39,181,731
	Foreign Stock Funds - 9.25%	
9,660	Laudus International Market Masters Fund	122,204
1,549,463	MEMBERS International Stock Fund, Class Y (R)	13,340,877
		13,463,081
	Money Market Funds - 0.49%	
715,406	SSgA Prime Money Market Fund	$ 715,406
	Total Investment Companies - 100.03% (Cost $155,791,184**)	145,583,445
	Net Other Assets and Liabilities - (0.03)%	(41,151)
	Total Net Assets - 100.00%	$145,542,294

* Non-income producing.

** Aggregate cost for Federal tax purposes was $159,014,726.

(R) Affiliated Company (see Note 10).

See accompanying Notes to Financial Statements.

Moderate Allocation Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009


Foreign Stock Funds 17%
Money Market Funds and Other Net Assets 1%
Stock Funds 45%
Alternative Asset Classes 3%
Bond Funds 34%

Portfolio Holdings as a Percentage of Total Market Value as of June 30, 2009

MEMBERS Bond Fund, Class Y	17%
MEMBERS International Stock Fund, Class Y	15%
MEMBERS Large Cap Growth Fund, Class Y	12%
MEMBERS High Income Fund, Class Y	9%
MEMBERS Large Cap Value Fund, Class Y	9%
Fairholme Fund	6%
Dodge & Cox Income Fund	5%
Gateway Fund, Class Y	5%
Victory Special Value Fund, Class I	5%
Nakoma Absolute Return Fund	4%
Oppenheimer International Bond Fund, Class Y	3%
MEMBERS Mid Cap Growth Fund, Class Y	3%
MEMBERS Small Cap Value Fund, Class Y	3%
MEMBERS Small Cap Growth Fund, Class Y	2%
Principal International Emerging Markets Fund, Institutional Class	1%
SSgA Prime Money Market Fund	1%
Laudus International Market Masters Fund	0%*
PIMCO CommodityRealReturn Strategy Fund, Institutional Class	0%*

* Rounds to 0%

Shares		Value (Note 2)
	Investment Companies - 100.03%	
	Alternative Asset Class Funds - 3.44%	
447,056	Nakoma Absolute Return Fund *	$ 9,665,352
9,845	PIMCO Commodity RealReturn Strategy Fund, Institutional Class	70,292
		9,735,644
	Bond Funds - 34.31%	
1,206,072	Dodge & Cox Income Fund	14,870,870
4,806,679	MEMBERS Bond Fund, Class Y (R)	47,634,188
4,254,452	MEMBERS High Income Fund, Class Y (R)	26,207,425
1,382,919	Oppenheimer International Bond Fund, Class Y	8,366,659
		97,079,142
	Stock Funds - 44.86%	
686,910	Fairholme Fund	17,433,787
601,061	Gateway Fund, Class Y	14,227,118
2,864,932	MEMBERS Large Cap Growth Fund, Class Y (R)	34,379,186
2,593,828	MEMBERS Large Cap Value Fund, Class Y (R)	24,511,675
	Stock Funds (continued)	
1,845,424	MEMBERS Mid Cap Growth Fund, Class Y (R)*	$ 8,230,591
1,190,095	MEMBERS Small Cap Growth Fund, Class Y (R)*	6,724,039
1,064,090	MEMBERS Small Cap Value Fund, Class Y (R)	7,406,065
1,284,646	Victory Special Value Fund, Class I	13,989,793
		126,902,254
	Foreign Stock Funds - 16.94%	
14,152	Laudus International Market Masters Fund	179,024
5,074,905	MEMBERS International Stock Fund, Class Y (R)	43,694,934
234,159	Principal International Emerging Markets Fund, Institutional Class	4,048,617
		47,922,575
	Money Market Securities - 0.48%	
1,366,112	SSgA Prime Money Market Fund	1,366,112
	Total Investment Companies - 100.03% (Cost $333,124,773**)	283,005,727

See accompanying Notes to Financial Statements.

Value (Note 2)

Net Other Assets and Liabilities - (0.03)%

$ (80,358)

Total Net Assets - 100.00%

$282,925,369

---

* Non-income producing.
** Aggregate cost for Federal tax purposes was $339,526,879.
(R) Affiliated Company (see Note 10).

Aggressive Allocation Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009



Alternative Asset Classes 0%*
Foreign Stock Funds 28%
Money Market Funds and Other Net Assets 1%
Bond Funds 9%
Stock Funds 62%

Portfolio Holdings as a Percentage of Total Market Value as of June 30, 2009

MEMBERS International Stock Fund, Class Y	20%
MEMBERS Large Cap Growth Fund, Class Y	16%
Victory Special Value Fund, Class I	10%
MEMBERS Large Cap Value Fund, Class Y	8%
Gateway Fund, Class Y	7%
MEMBERS Mid Cap Growth Fund, Class Y	6%
MEMBERS High Income Fund, Class Y	6%
Laudus International MarketMasters Fund	5%
Fairholme Fund	5%
MEMBERS Small Cap Value Fund, Class Y	5%
MEMBERS Small Cap Growth Fund, Class Y	4%
MEMBERS Bond Fund, Class Y	4%
Principal International Emerging Markets Fund, Institutional Class	3%
SSgA Prime Money Market Fund	1%
PIMCO CommodityRealReturn Strategy Fund, Institutional Class	0%*

* Rounds to 0%

Shares		Value (Note 2)
Investment Companies - 100.03%		
	Alternative Asset Class Funds - 0.06%	
8,119	PIMCO Commodity RealReturn Strategy Fund, Institutional Class	$ 57,969
	Bond Funds - 9.50%	
331,027	MEMBERS Bond Fund, Class Y (R)	3,280,475
867,635	MEMBERS High Income Fund, Class Y (R)	5,344,630
		8,625,105
	Stock Funds - 62.12%	
189,879	Fairholme Fund	4,819,141
254,951	Gateway Fund, Class Y	6,034,691
1,187,226	MEMBERS Large Cap Growth Fund, Class Y (R)	14,246,717
810,570	MEMBERS Large Cap Value Fund, Class Y (R)	7,659,891
1,300,556	MEMBERS Mid Cap Growth Fund, Class Y (R)*	5,800,481
685,490	MEMBERS Small Cap Growth Fund, Class Y (R)*	3,873,020
667,004	MEMBERS Small Cap Value Fund, Class Y (R)	4,642,346
855,815	Victory Special Value Fund, Class I	9,319,828
		56,396,115
	Foreign Stock Funds - 27.94%	
386,085	Laudus International Market Masters Fund	$ 4,883,972
2,097,238	MEMBERS International Stock Fund, Class Y (R)	18,057,222
139,810	Principal International Emerging Markets Fund, Institutional Class	2,417,312
		25,358,506
	Money Market Funds - 0.41%	
369,174	SSgA Prime Money Market Fund	369,174
	Total Investment Companies - 100.03% (Cost $113,184,849**)	90,806,869
Net Other Assets and Liabilities - (0.03)%		(25,516)
Total Net Assets - 100.00%		$90,781,353

* Non-income producing.

** Aggregate cost for Federal tax purposes was $115,278,266.

(R) Affiliated Company (see Note 10).

See accompanying Notes to Financial Statements.

Money Market Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009


Commercial Paper 4%
Federal Home Loan Bank 10%
Federal Home Loan Mortgage Corp. 27%
Federal National Mortgage Association 28%
U.S. Treasury Bills 24%
Cash and Other Net Assets 7%

Par Value		Value (Note 2)
Commercial Paper - 4.31%		
	Pharmaceuticals - 4.31%	
$5,000,000	Johnson & Johnson 0.290%, due 10/26/09	$ 4,995,288
	Total Commercial Paper (Cost $4,995,288)	4,995,288
U.S. Government And Agency Obligations - 88.26%		
	Federal Home Loan Bank - 9.50% (A)	
1,100,000	0.140%, due 07/08/09	1,099,970
4,890,000	0.140%, due 07/10/09	4,889,829
1,473,000	0.170%, due 07/24/09	1,472,840
3,540,000	0.080%, due 07/28/09	3,539,787
		11,002,426
	Federal Home Loan Mortgage Corp. - 26.85%	
3,005,000	0.260%, due 07/06/09 (A)	3,004,892
1,650,000	0.140%, due 07/13/09 (A)	1,649,923
1,658,000	4.250%, due 07/15/09	1,660,413
4,975,000	0.170%, due 07/20/09 (A)	4,974,572
1,443,000	0.200%, due 08/03/09 (A)	1,442,735
3,000,000	0.100%, due 08/05/09 (A)	2,999,708
4,327,000	0.180%, due 08/24/09 (A)	4,325,832
6,000,000	4.125%, due 09/01/09	6,039,477
5,000,000	0.243%, due 10/08/09 (G)	4,999,286
		31,096,838
	Federal National Mortgage Association - 28.18%	
3,200,000	0.140%, due 07/08/09 (A)	3,199,913
1,400,000	5.125%, due 07/13/09	1,402,189
4,780,000	0.165%, due 07/22/09 (A)	4,779,524
2,528,000	0.170%, due 08/03/09 (A)	2,527,606
2,985,000	0.180%, due 08/26/09 (A)	2,984,164
2,610,000	0.320%, due 09/15/09 (A)	2,608,237
4,000,000	6.625%, due 09/15/09	4,049,315
3,866,000	0.230%, due 10/07/09 (A)	3,863,580

Par Value		Value (Note 2)
U.S. Government and Agency Obligations (continued)		
	Federal National Mortgage Association (continued)	
$3,000,000	0.680%, due 10/13/09 (A)	$ 2,994,107
4,250,000	0.760%, due 11/02/09 (A)	4,238,874
		32,647,509
	U.S. Treasury Bills - 23.73% (A)	
5,000,000	0.165%, due 07/16/09	4,999,657
2,500,000	0.167%, due 07/23/09	2,499,745
5,500,000	0.161%, due 08/13/09	5,498,942
5,500,000	0.155%, due 08/20/09	5,498,820
4,500,000	0.254%, due 10/15/09	4,496,641
4,500,000	0.297%, due 11/19/09	4,494,766
		27,488,571
	Total U.S. Government and Agency Obligations (Cost $102,235,344)	102,235,344
Shares		
	Investment Companies - 7.36%	
3,503,971	SEI Daily Income Trust Treasury II Fund	3,503,971
5,020,883	SSgA U.S. Treasury Money Market Fund	5,020,883
	Total Investment Companies (Cost $8,524,854)	8,524,854
Total Investments - 99.93%		
	(Cost $115,755,486**)	115,755,486
Net Other Assets and Liabilities - 0.07%		
		85,942
Total Net Assets - 100.00%		
		$115,841,428

See accompanying Notes to Financial Statements.

** Aggregate cost for Federal tax purposes was $115,755,486.

(A) Rate noted represents annualized yield at time of purchase.

(G) Floating rate note. Date shown is next reset date.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009


Asset Backed 1%
Commercial Mortgage Backed 0%*
Cash and Other Net Assets 4%
Private Label Mortgage Backed 1%
U.S. Government and Agency Obligations 39%
Corporate Notes and Bonds 25%
Mortgage Backed 30%

* Rounds to 0%

Par Value		Value (Note 2)
Asset Backed - 1.39%		
$ 652,045	ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (M) 8.550%, due 09/21/30	$ 602,017
3,820,000	Chase Issuance Trust, Series 2007-A17, Class A 5.120%, due 10/15/14	4,025,863
3,500,000	New Century Home Equity Loan Trust, Series 2003-5, Class AI5 (G) 5.500%, due 11/25/33	2,586,117
2,475,000	Renaissance Home Equity Loan Trust, Series 2005-4, Class M9 (M) 7.000%, due 02/25/36	145,976
18,904	Wells Fargo Home Equity Trust, Series 2004-2, Class M8A (C)(G) 3.314%, due 05/25/34	18,918
	Total Asset Backed (Cost $10,285,326)	7,378,891
Commercial Mortgage Backed - 0.03%		
1,695,000	Multi Security Asset Trust, Series 2005-RR4A, Class J (C)(G) 5.880%, due 11/28/35	133,464
	Total Commercial Mortgage Backed (Cost $1,496,121)	133,464
Private Label Mortgage Backed - 0.65%		
4,970,299	Banc of America Alternative Loan Trust, Series 2005-12, Class 3CB1 6.000%, due 01/25/36	3,453,581
	Total Private Label Mortgage Backed (Cost $4,970,299)	3,453,581

Par Value		Value (Note 2)
Corporate Notes and Bonds - 25.24%		
	Consumer Discretionary - 1.13%	
$2,500,000	American Association of Retired Persons (C) 7.500%, due 05/01/31	$ 2,694,678
4,400,000	Erac USA Finance Co. (C) 6.700%, due 06/01/34	3,301,157
		5,995,835
	Consumer Staples - 0.23%	
1,165,000	PepsiCo, Inc./NC 4.650%, due 02/15/13	1,223,021
	Energy - 1.67%	
2,460,000	Hess Corp. 7.875%, due 10/01/29	2,668,229
1,400,000	Transocean, Inc. 6.000%, due 03/15/18	1,455,462
2,310,000	Transocean, Inc. 7.500%, due 04/15/31	2,559,485
2,275,000	Valero Energy Corp. 7.500%, due 04/15/32	2,176,820
		8,859,996
	Finance - 4.92%	
2,885,000	American General Finance Corp. 5.850%, due 06/01/13	1,654,948
2,500,000	American General Finance Corp., Series H 4.625%, due 09/01/10	1,892,335
1,165,000	Bank of America Corp. 5.750%, due 12/01/17	1,037,349
2,200,000	Bear Stearns Cos. LLC/The 7.250%, due 02/01/18	2,318,776
1,250,000	General Electric Global Insurance Holding Corp. 7.000%, due 02/15/26	979,809
1,680,000	General Electric Global Insurance Holding Corp. 7.750%, due 06/15/30	1,369,645

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Finance (continued)	
$2,750,000	Goldman Sachs Group, Inc./The	
	5.700%, due 09/01/12................ $	2,878,692
3,135,000	Lehman Brothers Holdings, Inc. (E)	
	5.750%, due 01/03/17................	313
2,740,000	Merrill Lynch & Co., Inc.	
	6.150%, due 04/25/13................	2,743,872
2,700,000	SLM Corp.	
	5.125%, due 08/27/12................	2,309,469
1,250,000	Textron Financial Corp.	
	6.000%, due 11/20/09................	1,238,856
750,000	UBS AG/Stamford Branch	
	5.750%, due 04/25/18................	683,052
2,000,000	US Bank NA/Cincinnati, OH	
	6.300%, due 02/04/14................	2,172,144
2,735,000	Wells Fargo & Co.	
	5.250%, due 10/23/12................	2,826,996
2,065,000	Western Union Co./The	
	5.930%, due 10/01/16................	2,084,828
		26,191,084
	Food & Drug Retailers - 0.70%	
3,450,000	Medco Health Solutions, Inc.	
	7.250%, due 08/15/13................	3,700,446
	Forestry/Paper - 0.82%	
2,250,000	Westvaco Corp.	
	8.200%, due 01/15/30................	1,987,661
3,000,000	Weyerhaeuser Co.	
	7.375%, due 03/15/32................	2,394,465
		4,382,126
	Health Care - 3.37%	
2,600,000	Eli Lilly & Co.	
	6.570%, due 01/01/16................	2,801,864
1,740,000	Genentech, Inc.	
	5.250%, due 07/15/35................	1,621,052
3,960,000	Merck & Co., Inc./NJ	
	5.750%, due 11/15/36................	3,954,250
3,500,000	Quest Diagnostics, Inc./DE	
	5.450%, due 11/01/15................	3,392,259
3,600,000	WellPoint, Inc.	
	5.000%, due 12/15/14................	3,510,112
2,370,000	Wyeth	
	6.500%, due 02/01/34................	2,618,893
		17,898,430
	Industrials - 2.68%	
760,000	Boeing Co./The	
	8.625%, due 11/15/31................	947,856
1,380,000	Boeing Co./The	
	6.875%, due 10/15/43................	1,415,855

Par Value		Value (Note 2)
	Industrials (continued)	
$1,140,000	DR Horton, Inc.	
	5.250%, due 02/15/15................ $	946,200
585,000	EI Du Pont de Nemours & Co.	
	5.000%, due 01/15/13................	615,009
3,200,000	General Electric Co.	
	5.000%, due 02/01/13................	3,329,651
1,450,000	Lockheed Martin Corp.	
	7.650%, due 05/01/16................	1,700,242
2,465,000	Waste Management, Inc.	
	7.125%, due 12/15/17................	2,457,906
2,870,000	WM Wrigley Jr. Co.	
	4.300%, due 07/15/10................	2,862,825
		14,275,544
	Media - 1.28%	
3,080,000	Comcast Cable Communications	
	Holdings, Inc.	
	9.455%, due 11/15/22................	3,600,970
3,000,000	Rogers Communications, Inc. (D)	
	6.250%, due 06/15/13................	3,181,149
		6,782,119
	Office Electronics - 0.51%	
2,640,000	Xerox Corp.	
	6.875%, due 08/15/11..............	2,732,400
	Real Estate Investment Trusts - 0.63%	
2,725,000	HCP, Inc.	
	6.700%, due 01/30/18................	2,367,196
1,060,000	Simon Property Group L.P.	
	5.875%, due 03/01/17................	973,236
		3,340,432
	Telecommunications - 1.60%	
2,400,000	Cisco Systems, Inc.	
	5.500%, due 02/22/16................	2,542,538
4,225,000	New Cingular Wireless Services, Inc.	
	7.875%, due 03/01/11................	4,556,515
1,750,000	Sprint Nextel Corp.	
	6.000%, due 12/01/16................	1,430,625
		8,529,678
	Transportation - 1.13%	
2,925,000	Burlington Northern Santa Fe Corp.	
	8.125%, due 04/15/20................	3,283,889
1,268,000	Norfolk Southern Corp.	
	5.590%, due 05/17/25................	1,178,796
1,400,000	Norfolk Southern Corp.	
	7.050%, due 05/01/37................	1,544,106
5,504	Southwest Airlines Co. 1994-A Pass	
	Through Trust, Series A3	
	8.700%, due 07/01/11................	5,685
		6,012,476

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Utilities - 4.57%	
$2,000,000	Energy East Corp. 8.050%, due 11/15/10	$ 2,116,238
3,445,000	Indianapolis Power & Light Co. (C) 6.050%, due 10/01/36	2,668,897
2,925,000	Pacific Gas & Electric Co. 6.050%, due 03/01/34	3,034,503
2,400,000	Progress Energy, Inc. 7.750%, due 03/01/31	2,819,611
3,250,000	Sierra Pacific Power Co., Series M 6.000%, due 05/15/16	3,291,382
3,500,000	Southern Power Co., Series B 6.250%, due 07/15/12	3,745,714
2,165,000	Southwestern Electric Power Co., Series E 5.550%, due 01/15/17	2,103,978
1,165,000	Virginia Electric and Power Co. 5.100%, due 11/30/12	1,231,039
3,000,000	Wisconsin Electric Power Co. 6.500%, due 06/01/28	3,307,371
		24,318,733
	Total Corporate Notes and Bonds (Cost $144,425,260)	134,242,320
Mortgage Backed - 29.62%		
	Federal Home Loan Mortgage Corp. - 4.31%	
2,943,597	5.000%, due 05/01/18 Pool # E96322	3,082,314
97,610	8.000%, due 06/01/30 Pool # C01005	107,366
379,062	7.000%, due 03/01/31 Pool # C48129	410,776
256,753	6.500%, due 03/01/32 Pool # C65648	275,213
3,628,742	5.000%, due 07/01/33 Pool # A11325	3,710,814
793,182	6.000%, due 10/01/34 Pool # A28439	833,105
667,182	6.000%, due 10/01/34 Pool # A28598	700,762
5,505,248	5.500%, due 11/01/34 Pool # A28282	5,707,340
501,924	5.000%, due 04/01/35 Pool # A32314	512,492
1,223,829	5.000%, due 04/01/35 Pool # A32315	1,249,596
1,251,776	5.000%, due 04/01/35 Pool # A32316	1,278,131

Par Value		Value (Note 2)
Mortgage Backed (continued)		
	Federal Home Loan Mortgage Corp. (continued)	
$ 369,916	5.000%, due 04/01/35 Pool # A32509	$ 377,704
4,565,161	5.000%, due 01/01/37 Pool # A56371	4,653,432
		22,899,045
	Federal National Mortgage Association - 25.21%	
2,116,740	4.000%, due 04/01/15 Pool # 255719	2,142,459
2,813,015	5.500%, due 04/01/16 Pool # 745444	2,939,537
156,754	6.000%, due 05/01/16 Pool # 582558	167,129
750,707	5.500%, due 09/01/17 Pool # 657335	793,356
989,393	5.500%, due 02/01/18 Pool # 673194	1,045,603
3,210,205	5.000%, due 05/01/20 Pool # 813965	3,344,432
3,046,297	4.500%, due 09/01/20 Pool # 835465	3,141,367
398,277	6.000%, due 05/01/21 Pool # 253847	421,273
144,126	7.000%, due 12/01/29 Pool # 762813	158,507
192,293	7.000%, due 11/01/31 Pool # 607515	210,667
295,201	6.500%, due 03/01/32 Pool # 631377	317,162
5,241	7.000%, due 04/01/32 Pool # 641518	5,737
377,646	7.000%, due 05/01/32 Pool # 644591	413,730
2,907,687	6.500%, due 06/01/32 Pool # 545691	3,124,003
3,936,735	5.500%, due 04/01/33 Pool # 690206	4,084,939
5,312,383	5.000%, due 10/01/33 Pool # 254903	5,435,025
5,112,525	5.500%, due 11/01/33 Pool # 555880	5,304,994
105,523	5.000%, due 05/01/34 Pool # 782214	107,876
1,322,406	5.000%, due 06/01/34 Pool # 778891	1,351,902
4,946,625	5.500%, due 06/01/34 Pool # 780384	5,129,756
84,582	7.000%, due 07/01/34 Pool # 792636	92,305

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (Unaudited)

Par Value		Value (Note 2)
Mortgage Backed (continued)		
	Federal National Mortgage Association (continued)	
$ 586,146	5.500%, due 08/01/34 Pool # 793647 .... $	607,846
2,809,922	5.500%, due 03/01/35 Pool # 810075	2,911,315
3,025,705	5.500%, due 03/01/35 Pool # 815976	3,134,885
3,293,816	5.500%, due 07/01/35 Pool # 825283	3,412,670
4,185,002	5.000%, due 08/01/35 Pool # 829670	4,275,731
2,002,543	5.500%, due 08/01/35 Pool # 826872	2,074,802
3,200,615	5.000%, due 09/01/35 Pool # 820347	3,270,003
3,305,549	5.000%, due 09/01/35 Pool # 835699	3,377,212
5,654,836	5.000%, due 10/01/35 Pool # 797669	5,777,431
854,910	5.500%, due 10/01/35 Pool # 836912	885,759
4,417,816	5.000%, due 11/01/35 Pool # 844809	4,513,592
4,325,469	5.000%, due 12/01/35 Pool # 850561	4,419,244
1,569,022	5.500%, due 02/01/36 Pool # 851330	1,625,638
1,397,825	5.500%, due 10/01/36 Pool # 896340	1,445,861
7,674,692	5.500%, due 10/01/36 Pool # 901723	7,938,434
4,407,164	6.500%, due 10/01/36 Pool # 894118	4,701,291
4,881,537	6.000%, due 11/01/36 Pool # 902510	5,156,598
4,276,047	5.500%, due 02/01/37 Pool # 905140	4,422,995
4,339,389	5.500%, due 05/01/37 Pool # 899323	4,485,801
2,510,693	5.500%, due 05/01/37 Pool # 928292	2,595,405
5,138,322	6.000%, due 10/01/37 Pool # 947563	5,377,675
5,719,214	5.500%, due 07/01/38 Pool # 986973	5,911,860
6,094,952	5.000%, due 08/01/38 Pool # 988934	6,215,318
5,463,646	6.500%, due 08/01/38 Pool # 987711	5,826,266
		134,095,391

Par Value		Value (Note 2)
	Government National Mortgage Association - 0.10%	
$ 68,496	8.000%, due 10/20/15 Pool # 002995 .... $	73,523
226,954	6.500%, due 02/20/29 Pool # 002714	244,447
196,235	6.500%, due 04/20/31 Pool # 003068	211,185
		529,155
	Total Mortgage Backed (Cost $150,629,357)	157,523,591
U.S. Government and Agency Obligations - 39.02%		
	Federal Farm Credit Bank - 0.85%	
4,000,000	5.875%, due 10/03/16	4,525,412
	Federal Home Loan Mortgage Corp. - 1.63%	
2,500,000	4.875%, due 11/15/13	2,727,735
5,500,000	4.500%, due 01/15/14	5,912,731
		8,640,466
	Federal National Mortgage Association - 1.26%	
2,400,000	5.250%, due 08/01/12	2,493,840
3,905,000	4.625%, due 10/15/14	4,212,109
		6,705,949
	U.S. Treasury Bills - 0.11% (A)	
570,000	0.010%, due 12/17/09	569,132
	U.S. Treasury Bonds - 2.56%	
7,350,000	6.625%, due 02/15/27	9,475,760
4,000,000	4.500%, due 05/15/38	4,129,376
		13,605,136
	U.S. Treasury Notes - 32.61%	
2,000,000	3.500%, due 02/15/10	2,038,282
9,625,000	3.875%, due 05/15/10	9,907,359
13,000,000	4.500%, due 11/15/10	13,673,868
5,000,000	0.875%, due 01/31/11	5,002,750
12,050,000	0.875%, due 02/28/11	12,041,565
1,485,000	4.750%, due 03/31/11	1,582,859
23,100,000	4.625%, due 12/31/11	24,966,041
11,400,000	1.375%, due 02/15/12	11,390,207
6,425,000	4.625%, due 02/29/12	6,962,593
2,625,000	1.375%, due 05/15/12	2,610,247
6,000,000	4.875%, due 06/30/12	6,573,750
4,000,000	3.625%, due 05/15/13	4,230,936
2,710,000	3.125%, due 08/31/13	2,807,603
9,500,000	4.000%, due 02/15/14	10,165,741
10,000,000	1.875%, due 02/28/14	9,741,400
11,200,000	4.250%, due 08/15/14	12,078,506

See accompanying Notes to Financial Statements.

<u>Par Value</u>   <u>Value (Note 2)</u>

**U.S. Government and Agency Obligations
(continued)**

U.S. Treasury Notes (continued)

$8,900,000	4.250%, due 08/15/15................	$ 9,540,382
9,100,000	4.250%, due 11/15/17................	9,651,687
19,750,000	2.750%, due 02/15/19................	18,497,060
		173,462,836

**Total U.S. Government and Agency
Obligations**
(Cost $201,203,425) 207,508,931

<u>Shares</u>

Investment Company - 2.63%

13,990,148	SSgA Prime Money Market Fund	13,990,148

Total Investment Company
(Cost $13,990,148) 13,990,148

Total Investments - 98.56%
(Cost $526,999,936**).................................... 524,230,926

Net Other Assets and Liabilities - 1.44%
7,633,531

Total Net Assets - 100.00%
$531,864,457

**   Aggregate cost for Federal tax purposes was $527,273,044.

(A)   Rate noted represents annualized yield at time of purchase.

(C)   Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." The securities have been determined to be liquid under guidelines established by the Board of Trustees.

(D)   Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 0.60% of total net assets.

(E)   In Default. Issuer is bankrupt.

(G)   Floating rate or variable rate note. Rate shown is as of June 30, 2009.

(M)   Stated interest rate is contingent upon sufficient collateral market value. If collateral market value falls below a stated level, the issuer will either initiate a clean-up call or increase the stated interest rate.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

Sector Allocation as a Percentage of Net Assets
as of June 30, 2009

Utilities	10%	Non Food and Drug Retailers	3%	Chemicals	2%
Health Care	10%	Beverage/Food	3%	Leisure and Entertainment	1%
Oil and Gas	9%	Consumer Products	2%	Automotive	1%
Telecommunications	9%	Environmental	2%	Media - Broadcasting	1%
Support Services	8%	Transportation	2%	Hotels	1%
Gaming	6%	Metals and Mining	2%	Aerospace/Defense	1%
Media - Diversified and Services	5%	Packaging	2%	Investment Management	1%
Media - Cable	5%	General Industrial and Manufacturing	2%	Restaurants	0%*
Technology	4%	Food and Drug Retailers	2%	Apparel/Textiles	0%*
Cash and Other Net Assets	4%	Forestry/Paper	2%		

* Rounds to 0%

Par Value		Value (Note 2)
Corporate Notes and Bonds - 96.01%		
	Aerospace/Defense - 0.70%	
$ 250,000	Alliant Techsystems, Inc.	
	6.750%, due 04/01/16 .... $	229,375
500,000	Moog, Inc.	
	7.250%, due 06/15/18	467,500
		696,875
	Apparel/Textiles - 0.25%	
250,000	Levi Strauss & Co.	
	9.750%, due 01/15/15	245,625
	Automotive - 1.32%	
1,000,000	Ford Motor Credit Co. LLC	
	8.000%, due 06/01/14	809,118
500,000	Goodyear Tire & Rubber Co./The	
	10.500%, due 05/15/16	505,000
		1,314,118
	Beverage/Food - 2.75%	
500,000	B&G Foods, Inc.	
	8.000%, due 10/01/11...............	496,250
500,000	Constellation Brands, Inc.	
	7.250%, due 05/15/17	462,500
250,000	Constellation Brands, Inc., Series B	
	8.125%, due 01/15/12	250,000
1,000,000	Del Monte Corp.	
	8.625%, due 12/15/12	1,012,500
180,000	Michael Foods, Inc.	
	8.000%, due 11/15/13	175,500
350,000	NBTY, Inc.	
	7.125%, due 10/01/15	327,250
		2,724,000
	Chemicals - 1.80%	
750,000	Ashland, Inc. (C)	
	9.125%, due 06/01/17	780,000

Par Value		Value (Note 2)
	Chemicals (continued)	
$ 143,000	Nalco Co.	
	7.750%, due 11/15/11 .... $	143,000
600,000	Nalco Co.	
	8.875%, due 11/15/13	612,000
250,000	Nalco Co. (C)	
	8.250%, due 05/15/17...............	251,250
		1,786,250
	Consumer Products - 3.50%	
240,000	Da-Lite Screen Co., Inc.	
	9.500%, due 05/15/11...............	209,700
500,000	Jarden Corp.	
	7.500%, due 05/01/17	437,500
900,000	Leslie's Poolmart	
	7.750%, due 02/01/13	857,250
250,000	Sealy Mattress Co.	
	8.250%, due 06/15/14	205,625
500,000	Sealy Mattress Co. (C)	
	10.875%, due 04/15/16	523,750
500,000	Visant Corp.	
	7.625%, due 10/01/12	498,750
750,000	Visant Holding Corp.	
	8.750%, due 12/01/13...............	736,875
		3,469,450
	Environmental - 2.47%	
1,000,000	Casella Waste Systems, Inc.	
	9.750%, due 02/01/13	900,000
200,000	Covanta Holding Corp. (P)	
	1.000%, due 02/01/27	173,500
500,000	Waste Services, Inc.	
	9.500%, due 04/15/14	471,250
1,000,000	WCA Waste Corp.	
	9.250%, due 06/15/14	907,500
		2,452,250

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Food & Drug Retailers - 2.09%	
$ 750,000	Ingles Markets, Inc. (C) 8.875%, due 05/15/17	$ 738,750
250,000	Rite Aid Corp. 8.625%, due 03/01/15	166,250
250,000	Rite Aid Corp. 7.500%, due 03/01/17	195,625
250,000	Stater Brothers Holdings 8.125%, due 06/15/12	246,250
500,000	Stater Brothers Holdings 7.750%, due 04/15/15	480,000
250,000	SUPERVALU, Inc. 8.000%, due 05/01/16	242,500
		2,069,375
	Forestry/Paper - 1.95%	
18,000	Domtar Corp. 7.875%, due 10/15/11	17,550
750,000	Georgia-Pacific LLC (C) 7.125%, due 01/15/17	697,500
109,000	Graphic Packaging International, Inc. 8.500%, due 08/15/11	107,910
350,000	Graphic Packaging International, Inc. (C) 9.500%, due 06/15/17	344,750
750,000	Rock-Tenn Co. 9.250%, due 03/15/16	763,125
		1,930,835
	Gaming - 3.35%	
500,000	Ameristar Casinos, Inc. (C) 9.250%, due 06/01/14	510,000
500,000	Boyd Gaming Corp. 6.750%, due 04/15/14	405,000
650,000	Global Cash Access, Inc./ Global Cash Finance Corp. 8.750%, due 03/15/12	601,250
250,000	Isle of Capri Casinos, Inc. 7.000%, due 03/01/14	201,250
500,000	MGM Mirage (C) 10.375%, due 05/15/14	518,750
300,000	Penn National Gaming, Inc. 6.750%, due 03/01/15	273,000
100,000	Pinnacle Entertainment, Inc. 8.250%, due 03/15/12	99,500
750,000	Scientific Games Corp. (C) 7.875%, due 06/15/16	712,500
		3,321,250

Par Value		Value (Note 2)
	General Industrial & Manufacturing - 2.10%	
$ 750,000	Baldor Electric Co. 8.625%, due 02/15/17	$ 693,750
250,000	General Cable Corp. (P) 1.000%, due 10/15/12	196,250
750,000	SPX Corp. 7.625%, due 12/15/14	723,750
250,000	Terex Corp. 8.000%, due 11/15/17	192,188
500,000	Trinity Industries, Inc. (P) 3.875%, due 06/01/36	272,500
		2,078,438
	Health Care - 10.35%	
250,000	Accellent, Inc. 10.500%, due 12/01/13	211,875
750,000	Biomet, Inc. 10.000%, due 10/15/17	763,125
750,000	Biomet, Inc. 11.625%, due 10/15/17	735,000
1,500,000	DaVita, Inc. 7.250%, due 03/15/15	1,410,000
1,000,000	DJO Finance LLC/DJO Finance Corp. 10.875%, due 11/15/14	875,000
750,000	HCA, Inc./DE 6.250%, due 02/15/13	656,250
500,000	HCA, Inc./DE 6.750%, due 07/15/13	440,000
350,000	HCA, Inc./DE 6.500%, due 02/15/16	282,625
950,000	HCA, Inc./DE 9.250%, due 11/15/16	935,750
500,000	Hologic, Inc. (B)(P) 2.000%, due 12/15/37	355,000
500,000	IASIS Healthcare LLC/ IASIS Capital Corp. 8.750%, due 06/15/14	490,000
500,000	Kinetic Concepts, Inc. (C)(P) 3.250%, due 04/15/15	389,375
750,000	Psychiatric Solutions, Inc. 7.750%, due 07/15/15	686,250
500,000	Service Corp. International/US 7.375%, due 10/01/14	472,500
500,000	Stewart Enterprises, Inc. 6.250%, due 02/15/13	465,000
650,000	Universal Hospital Services, Inc. (G) 4.635%, due 06/01/15	523,250
600,000	Vanguard Health Holding Co. II LLC 9.000%, due 10/01/14	574,500
		10,265,500

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Hotels - 0.81%	
$ 200,000	Host Hotels & Resorts L.P., Series O, REIT 6.375%, due 03/15/15	$ 173,000
800,000	Wyndham Worldwide Corp. 6.000%, due 12/01/16	625,678
		798,678
	Investment Management - 0.21%	
300,000	Nuveen Investments, Inc. (C) 10.500%, due 11/15/15	207,000
	Leisure & Entertainment - 1.38%	
750,000	Cinemark USA, Inc. (C) 8.625%, due 06/15/19	740,625
650,000	Speedway Motorsports, Inc. 6.750%, due 06/01/13	624,000
		1,364,625
	Media - Broadcasting - 1.09%	
314,000	Allbritton Communications Co. 7.750%, due 12/15/12	242,565
210,000	Lamar Media Corp. 7.250%, due 01/01/13	199,762
250,000	Lamar Media Corp. 6.625%, due 08/15/15	218,750
500,000	Lamar Media Corp., Series C 6.625%, due 08/15/15	422,500
		1,083,577
	Media - Cable - 4.77%	
750,000	Cablevision Systems Corp., Series B 8.000%, due 04/15/12	742,500
750,000	CSC Holdings, Inc./United States, Series B 7.625%, due 04/01/11	742,500
1,250,000	DISH DBS Corp. 7.125%, due 02/01/16	1,165,625
600,000	Mediacom Broadband LLC/ Mediacom Broadband Corp. 8.500%, due 10/15/15	540,000
500,000	Videotron Ltee (D) 6.875%, due 01/15/14	462,500
250,000	Videotron Ltee (D) 9.125%, due 04/15/18	254,062
850,000	Virgin Media Finance PLC (D) 9.125%, due 08/15/16	818,125
		4,725,312
	Media - Diversified & Services - 5.06%	
1,000,000	Hughes Network Systems LLC/ HNS Finance Corp. 9.500%, due 04/15/14	975,000

Par Value		Value (Note 2)
	Media - Diversified & Services (continued)	
$ 750,000	Intelsat Jackson Holdings, Ltd. (D) 11.250%, due 06/15/16	$ 765,000
1,000,000	Intelsat Subsidiary Holding Co., Ltd. (D) 8.500%, due 01/15/13	960,000
500,000	Interpublic Group of Cos., Inc. (C) 10.000%, due 07/15/17	503,750
250,000	Interpublic Group of Cos., Inc. (P) 4.250%, due 03/15/23	221,875
1,500,000	Nielsen Finance LLC/ Nielsen Finance Co. (C) 11.625%, due 02/01/14	1,488,750
100,000	Telesat Canada/Telesat LLC (C) 11.000%, due 11/01/15	102,500
		5,016,875
	Metals and Mining - 2.17%	
500,000	Arch Western Finance LLC 6.750%, due 07/01/13	456,250
250,000	Freeport-McMoRan Copper & Gold, Inc. 8.375%, due 04/01/17	251,875
250,000	Massey Energy Co. (P) 3.250%, due 08/01/15	165,000
500,000	Peabody Energy Corp. 7.375%, due 11/01/16	472,500
750,000	Teck Resources, Ltd. (C)(D) 10.750%, due 05/15/19	806,250
		2,151,875
	Non Food & Drug Retailers - 2.81%	
250,000	Burlington Coat Factory Warehouse Corp. 11.125%, due 04/15/14	198,750
750,000	Ltd. Brands, Inc. (C) 8.500%, due 06/15/19	718,567
500,000	Michaels Stores, Inc. 11.375%, due 11/01/16	327,500
750,000	Sally Holdings LLC/ Sally Capital, Inc. 9.250%, due 11/15/14	746,250
500,000	Toys R US, Inc. 7.625%, due 08/01/11	462,500
400,000	Yankee Acquisition Corp./MA, Series B 8.500%, due 02/15/15	337,000
		2,790,567
	Oil & Gas - 8.99%	
200,000	Chesapeake Energy Corp. 6.875%, due 01/15/16	176,500
500,000	Chesapeake Energy Corp. 6.250%, due 01/15/18	415,000

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
	Corporate Notes and Bonds (continued)	
	Oil & Gas (continued)	
$ 500,000	Cimarex Energy Co. 7.125%, due 05/01/17	$ 440,000
800,000	Complete Production Services, Inc. 8.000%, due 12/15/16	684,000
1,000,000	Denbury Resources, Inc. 9.750%, due 03/01/16	1,027,500
500,000	Encore Acquisition Co. 6.000%, due 07/15/15	412,500
1,000,000	EXCO Resources, Inc. 7.250%, due 01/15/11	970,000
150,000	Helix Energy Solutions Group, Inc. (C) 9.500%, due 01/15/16	136,875
500,000	Helix Energy Solutions Group, Inc. (P) 3.250%, due 12/15/25	377,500
750,000	Key Energy Services, Inc. 8.375%, due 12/01/14	661,875
500,000	Mariner Energy, Inc. 8.000%, due 05/15/17	415,000
1,500,000	Petroplus Finance, Ltd. (C)(D) 7.000%, due 05/01/17	1,245,000
500,000	Plains Exploration & Production Co. 10.000%, due 03/01/16	513,750
250,000	Range Resources Corp. 6.375%, due 03/15/15	230,312
500,000	Range Resources Corp. 7.250%, due 05/01/18	467,500
750,000	Tesoro Corp. 9.750%, due 06/01/19	740,625
		8,913,937
	Packaging - 2.13%	
1,000,000	Ball Corp. 6.625%, due 03/15/18	915,000
500,000	Crown Americas LLC/ Crown Americas Capital Corp. 7.625%, due 11/15/13	487,500
500,000	Crown Americas LLC/ Crown Americas Capital Corp. II (C) 7.625%, due 05/15/17	482,500
250,000	Greif, Inc. 6.750%, due 02/01/17	229,375
		2,114,375
	Restaurants - 0.48%	
500,000	Wendy's/Arby's Group, Inc. (C) 10.000%, due 07/15/16	478,125
	Support Services - 8.12%	
$ 500,000	Affinion Group, Inc. 11.500%, due 10/15/15	$ 427,500
1,750,000	ARAMARK Corp. 8.500%, due 02/01/15	1,697,500
200,000	Cardtronics, Inc. 9.250%, due 08/15/13	179,000
500,000	Corrections Corp. of America 7.750%, due 06/01/17	492,500
750,000	Education Management LLC/ Education Management Finance Corp. 10.250%, due 06/01/16	733,125
1,000,000	FTI Consulting, Inc. 7.750%, due 10/01/16	955,000
250,000	Hertz Corp./The 10.500%, due 01/01/16	222,500
300,000	Iron Mountain, Inc. 8.625%, due 04/01/13	299,250
990,000	Iron Mountain, Inc. 7.750%, due 01/15/15	950,400
500,000	Mac-Gray Corp. 7.625%, due 08/15/15	475,625
500,000	NASDAQ OMX Group, Inc./The (P) 2.500%, due 08/15/13	410,000
250,000	ServiceMaster Co. PIK (C) 10.750%, due 07/15/15	200,000
250,000	United Rentals North America, Inc. 6.500%, due 02/15/12	242,500
450,000	West Corp. 9.500%, due 10/15/14	393,750
450,000	West Corp. 11.000%, due 10/15/16	375,750
		8,054,400
	Technology - 4.10%	
750,000	Celestica, Inc. (D) 7.625%, due 07/01/13	731,250
500,000	Flextronics International, Ltd. (D) 6.500%, due 05/15/13	481,250
1,500,000	Sungard Data Systems, Inc. 9.125%, due 08/15/13	1,417,500
750,000	Sungard Data Systems, Inc. (C) 10.625%, due 05/15/15	735,000
750,000	Syniverse Technologies, Inc., Series B 7.750%, due 08/15/13	705,000
		4,070,000
	Telecommunications - 8.64%	
500,000	CC Holdings GS V LLC/ Crown Castle GS III Corp. (C) 7.750%, due 05/01/17	487,500

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Telecommunications (continued)	
$1,000,000	Cincinnati Bell, Inc. 8.375%, due 01/15/14	$ 925,000
700,000	Cincinnati Bell Telephone Co. LLC 6.300%, due 12/01/28	434,000
500,000	Crown Castle International Corp. 9.000%, due 01/15/15	508,750
1,250,000	Frontier Communications Corp. 6.625%, due 03/15/15	1,100,000
1,500,000	Nordic Telephone Co. Holdings ApS (C)(D) 8.875%, due 05/01/16	1,447,500
400,000	Qwest Capital Funding, Inc. 7.250%, due 02/15/11	388,000
500,000	Qwest Communications International, Inc. 7.500%, due 02/15/14	456,250
750,000	Qwest Corp. 7.875%, due 09/01/11	750,000
650,000	SBA Communications Corp. (C)(P) 1.875%, due 05/01/13	535,438
500,000	Sprint Capital Corp. 7.625%, due 01/30/11	494,375
250,000	Valor Telecommunications Enterprises Finance Corp. 7.750%, due 02/15/15	245,000
600,000	Windstream Corp. 8.625%, due 08/01/16	574,500
250,000	Windstream Corp. 7.000%, due 03/15/19	217,500
		8,563,813
	Transportation - 2.20%	
500,000	Bristow Group, Inc. 6.125%, due 06/15/13	452,500
750,000	Bristow Group, Inc. 7.500%, due 09/15/17	680,625
755,000	Gulfmark Offshore, Inc. 7.750%, due 07/15/14	690,825
400,000	Hornbeck Offshore Services, Inc., Series B 6.125%, due 12/01/14	362,500
		2,186,450
	Utilities - 10.42%	
500,000	Dynegy Holdings, Inc. 8.375%, due 05/01/16	423,750
1,250,000	Edison Mission Energy 7.200%, due 05/15/19	931,250
1,700,000	El Paso Corp. 7.250%, due 06/01/18	1,569,584

Par Value		Value (Note 2)
	Utilities (continued)	
$ 500,000	Energy Future Holdings Corp. 10.875%, due 11/01/17	$ 365,000
1,000,000	Ferrellgas Partners L.P./ Ferrellgas Partners Finance Corp. 8.750%, due 06/15/12	930,000
500,000	Inergy L.P./Inergy Finance Corp. 6.875%, due 12/15/14	455,000
1,000,000	MarkWest Energy Partners L.P./ MarkWest Energy Finance Corp., Series B 8.750%, due 04/15/18	865,000
1,000,000	Mirant Americas Generation LLC 8.300%, due 05/01/11	997,500
1,750,000	NRG Energy, Inc. 7.375%, due 02/01/16	1,655,938
500,000	NRG Energy, Inc. 7.375%, due 01/15/17	471,250
1,000,000	Suburban Propane Partners L.P./ Suburban Energy Finance Corp. 6.875%, due 12/15/13	920,000
400,000	Texas Competitive Electric Holdings Co. LLC, Series A 10.250%, due 11/01/15	249,000
500,000	Williams Cos., Inc./The 7.625%, due 07/15/19	493,750
		10,327,022
	Total Corporate Notes and Bonds (Cost $98,788,821)	95,200,597

Shares		
	Investment Company - 2.51%	
2,486,984	SSgA Prime Money Market Fund	2,486,984
	Total Investment Company (Cost $2,486,984)	2,486,984

Total Investments - 98.52%
(Cost $101,275,805**) 97,687,581

Net Other Assets and Liabilities - 1.48%
1,463,505

Total Net Assets - 100.00%
$99,151,086

See accompanying Notes to Financial Statements.

** Aggregate cost for Federal tax purposes was $101,275,805.

(B) Represents a security with a specified coupon until a predetermined date, at which time the stated rate is adjusted to a new contract rate.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other ''qualified institutional investors.'' The securities have been determined to be liquid under guidelines established by the Board of Trustees.

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 8.04% of total net assets.

(G) Floating rate or variable rate note. Rate shown is as of June 30, 2009.

(P) Convertible.

PIK Payment in Kind.

PLC Public Limited Company.

REIT Real Estate Investment Trust.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009


Cash and Other
Net Assets 5%
U.S. Government and
Agency Obligations 15%
Common Stocks 39%
Mortgage Backed 19%
Corporate Notes
and Bonds 21%
Asset Backed 1%
Private Label Mortgage Backed 0%*
Commercial Mortgage Backed 0%*

* Rounds to 0%

Shares		Value (Note 2)
Common Stocks - 38.48%		
	Consumer Discretionary - 2.45%	
37,100	Genuine Parts Co.	$ 1,245,076
63,000	Home Depot, Inc.	1,488,690
57,500	McDonald's Corp.	3,305,675
36,000	McGraw-Hill Cos., Inc./The	1,083,960
41,200	Snap-On, Inc.	1,184,088
27,800	VF Corp.	1,538,730
		9,846,219
	Consumer Staples - 6.05%	
159,000	Altria Group, Inc.	2,606,010
54,000	Avon Products, Inc.	1,392,120
91,500	Coca-Cola Co./The	4,391,085
45,200	Kimberly-Clark Corp.	2,369,836
112,018	Kraft Foods, Inc., Class A	2,838,536
45,000	PepsiCo, Inc./NC	2,473,200
137,500	Philip Morris International, Inc.	5,997,750
98,200	Sysco Corp.	2,207,536
		24,276,073
	Energy - 3.43%	
115,000	Chevron Corp.	7,618,750
86,000	ConocoPhillips	3,617,160
55,500	Marathon Oil Corp.	1,672,215
55,000	Williams Cos., Inc./The	858,550
		13,766,675
	Financials - 4.46%	
35,400	Aflac, Inc.	1,100,586
105,000	Bank of New York Mellon Corp./The	3,077,550
79,000	Marsh & McLennan Cos., Inc.	1,590,270
63,000	Morgan Stanley	1,796,130
61,000	NYSE Euronext	1,662,250
38,500	Travelers Cos., Inc./The	1,580,040
	Financials (continued)	
102,000	US Bancorp	$ 1,827,840
218,000	Wells Fargo & Co.	5,288,680
		17,923,346
	Health Care - 5.67%	
16,100	Abbott Laboratories	757,344
78,000	Bristol-Myers Squibb Co.	1,584,180
44,000	Eli Lilly & Co.	1,524,160
130,000	Johnson & Johnson	7,384,000
147,500	Merck & Co., Inc./NJ	4,124,100
492,019	Pfizer, Inc.	7,380,285
		22,754,069
	Industrials - 6.51%	
52,500	3M Co.	3,155,250
57,500	Boeing Co./The	2,443,750
30,000	Deere & Co.	1,198,500
65,500	Emerson Electric Co.	2,122,200
423,000	General Electric Co.	4,957,560
72,500	Honeywell International, Inc.	2,276,500
43,000	Norfolk Southern Corp.	1,619,810
29,000	Northrop Grumman Corp.	1,324,720
20,000	Raytheon Co.	888,600
65,000	Tyco International, Ltd.	1,688,700
50,500	United Technologies Corp.	2,623,980
65,500	Waste Management, Inc.	1,844,480
		26,144,050
	Information Technology - 2.53%	
55,100	Automatic Data Processing, Inc.	1,952,744
316,000	Intel Corp.	5,229,800
79,000	Maxim Integrated Products, Inc.	1,239,510
68,000	Paychex, Inc.	1,713,600
		10,135,654

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Materials - 1.63%	
23,800	Air Products & Chemicals, Inc.	$ 1,537,242
138,000	EI Du Pont de Nemours & Co.	3,535,560
32,800	Nucor Corp.	1,457,304
		6,530,106
	Telecommunication Services - 3.13%	
298,015	AT&T, Inc.	7,402,693
167,500	Verizon Communications, Inc.	5,147,275
		12,549,968
	Utilities - 2.62%	
37,000	Consolidated Edison, Inc.	1,384,540
116,000	Duke Energy Corp.	1,692,440
46,500	Exelon Corp.	2,381,265
51,000	FirstEnergy Corp.	1,976,250
37,500	Progress Energy, Inc.	1,418,625
54,000	Southern Co./The	1,682,640
		10,535,760
	Total Common Stocks	
	(Cost $172,382,961)	154,461,920

Par Value		Value (Note 2)
Asset Backed - 1.11%		
$ 599,648	ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (M) 8.550%, due 09/21/30	553,640
1,975,000	Carmax Auto Owner Trust, Series 2007-2, Class B 5.370%, due 03/15/13	1,679,493
2,045,000	Chase Issuance Trust, Series 2007-A17, Class A 5.120%, due 10/15/14	2,155,207
1,025,000	Renaissance Home Equity Loan Trust, Series 2005-4, Class M9 (M) 7.000%, due 02/25/36	60,454
	Total Asset Backed	
	(Cost $5,581,401)	4,448,794
Commercial Mortgage Backed - 0.07%		
2,690,000	Multi Security Asset Trust, Series 2005-RR4A, Class H (C)(G) 5.880%, due 11/28/35	221,468
775,000	Multi Security Asset Trust, Series 2005-RR4A, Class J (C)(G) 5.880%, due 11/28/35	61,023
	Total Commercial Mortgage Backed	
	(Cost $3,343,008)	282,491

Par Value		Value (Note 2)
Private Label Mortgage Backed - 0.33%		
$1,921,849	Banc of America Alternative Loan Trust, Series 2005-12, Class 3CB1 6.000%, due 01/25/36	$ 1,335,385
	Total Private Label Mortgage Backed	
	(Cost $1,921,849)	1,335,385
Corporate Notes and Bonds - 20.86%		
	Consumer Discretionary - 1.20%	
2,000,000	American Association of Retired Persons (C) 7.500%, due 05/01/31	2,155,742
1,850,000	Erac USA Finance Co. (C) 6.700%, due 06/01/34	1,387,987
1,600,000	Royal Caribbean Cruises, Ltd. (D) 7.250%, due 06/15/16	1,264,000
		4,807,729
	Consumer Staples - 0.66%	
2,025,000	Kraft Foods, Inc. 6.500%, due 11/01/31	2,010,618
620,000	PepsiCo, Inc./NC 4.650%, due 02/15/13	650,878
		2,661,496
	Energy - 1.64%	
2,000,000	Chesapeake Energy Corp. 6.375%, due 06/15/15	1,780,000
1,500,000	ConocoPhillips 6.650%, due 07/15/18	1,652,791
1,150,000	Hess Corp. 7.875%, due 10/01/29	1,247,343
750,000	Transocean, Inc. 6.000%, due 03/15/18	779,712
1,030,000	Transocean, Inc. 7.500%, due 04/15/31	1,141,242
		6,601,088
	Finance - 4.64%	
1,500,000	American General Finance Corp., Series H 4.625%, due 09/01/10	1,135,401
1,115,000	American General Finance Corp. 5.850%, due 06/01/13	639,607
620,000	Bank of America Corp. 5.750%, due 12/01/17	552,065
1,130,000	Bear Stearns Cos. LLC/The 7.250%, due 02/01/18	1,191,008
1,000,000	General Electric Global Insurance Holding Corp. 7.000%, due 02/15/26	783,847
785,000	General Electric Global Insurance Holding Corp. 7.750%, due 06/15/30	639,983

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Finance (continued)	
$1,735,000	Lehman Brothers Holdings, Inc. (E)	
	5.750%, due 01/03/17 .... $	174
1,415,000	Merrill Lynch & Co., Inc.	
	6.150%, due 04/25/13	1,416,999
2,400,000	National Rural Utilities	
	Cooperative Finance Corp., Series	
	7.250%, due 03/01/12	2,621,369
3,240,000	Nissan Motor Acceptance Corp. (C)	
	5.625%, due 03/14/11	3,153,609
1,505,000	SLM Corp.	
	5.125%, due 08/27/12	1,287,315
580,000	Textron Financial Corp.	
	6.000%, due 11/20/09	574,829
2,000,000	US Bank NA/Cincinnati, OH	
	6.300%, due 02/04/14	2,172,144
1,450,000	Wells Fargo & Co.	
	5.250%, due 10/23/12	1,498,773
935,000	Western Union Co./The	
	5.930%, due 10/01/16	943,978
		18,611,101
	Food & Drug Retailers - 0.41%	
1,550,000	Medco Health Solutions, Inc.	
	7.250%, due 08/15/13	1,662,519
	Forestry/Paper - 0.23%	
1,025,000	Westvaco Corp.	
	8.200%, due 01/15/30	905,490
	Health Care - 2.87%	
3,950,000	Amgen, Inc.	
	5.850%, due 06/01/17	4,191,377
1,200,000	Eli Lilly & Co.	
	6.570%, due 01/01/16	1,293,168
740,000	Genentech, Inc.	
	5.250%, due 07/15/35	689,413
1,320,000	Merck & Co., Inc./NJ	
	5.750%, due 11/15/36	1,318,083
1,500,000	Quest Diagnostics, Inc./DE	
	5.450%, due 11/01/15	1,453,826
1,400,000	WellPoint, Inc.	
	5.000%, due 12/15/14	1,365,043
1,100,000	Wyeth	
	6.500%, due 02/01/34	1,215,520
		11,526,430
	Industrials - 1.26%	
350,000	Boeing Co./The	
	8.625%, due 11/15/31	436,513
620,000	Boeing Co./The	
	6.875%, due 10/15/43	636,109
515,000	DR Horton, Inc.	
	5.250%, due 02/15/15	427,450

Par Value		Value (Note 2)
	Industrials (continued)	
$ 310,000	EI Du Pont de Nemours & Co.	
	5.000%, due 01/15/13 .... $	325,902
780,000	Lockheed Martin Corp.	
	7.650%, due 05/01/16	914,613
1,150,000	Waste Management, Inc.	
	7.125%, due 12/15/17	1,146,690
1,170,000	WM Wrigley Jr. Co.	
	4.300%, due 07/15/10	1,167,075
		5,054,352
	Media - 0.87%	
1,780,000	Comcast Cable Communications	
	Holdings, Inc.	
	9.455%, due 11/15/22	2,081,080
1,315,000	Rogers Communications, Inc. (D)	
	6.250%, due 06/15/13	1,394,404
		3,475,484
	Real Estate Investment Trusts - 1.04%	
1,450,000	HCP, Inc.	
	6.700%, due 01/30/18	1,259,609
2,400,000	Nationwide Health Properties, Inc.,	
	Series D	
	8.250%, due 07/01/12	2,411,770
530,000	Simon Property Group L.P.	
	5.875%, due 03/01/17	486,618
		4,157,997
	Telecommunications - 0.41%	
960,000	Cisco Systems, Inc.	
	5.500%, due 02/22/16	1,017,015
795,000	Sprint Nextel Corp.	
	6.000%, due 12/01/16	649,913
		1,666,928
	Transportation - 0.89%	
1,365,000	Burlington Northern Santa Fe Corp.	
	8.125%, due 04/15/20	1,532,481
957,000	Norfolk Southern Corp.	
	5.590%, due 05/17/25	889,675
1,050,000	Norfolk Southern Corp.	
	7.050%, due 05/01/37	1,158,080
		3,580,236
	Utilities - 4.74%	
2,000,000	Energy East Corp.	
	8.050%, due 11/15/10	2,116,238
1,555,000	Indianapolis Power & Light Co. (C)	
	6.050%, due 10/01/36	1,204,683
4,000,000	MidAmerican Energy Co.	
	5.650%, due 07/15/12	4,242,184
1,600,000	Nevada Power Co., Series R	
	6.750%, due 07/01/37	1,648,514
1,365,000	Pacific Gas & Electric Co.	
	6.050%, due 03/01/34	1,416,102

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Corporate Notes and Bonds (continued)		
	Utilities (continued)	
$2,000,000	Progress Energy, Inc. 7.750%, due 03/01/31	$ 2,349,676
474,000	Sierra Pacific Power Co., Series M 6.000%, due 05/15/16	480,035
1,500,000	Southern Power Co., Series B 6.250%, due 07/15/12	1,605,306
835,000	Southwestern Electric Power Co., Series E 5.550%, due 01/15/17	811,465
620,000	Virginia Electric and Power Co. 5.100%, due 11/30/12	655,145
2,400,000	Westar Energy, Inc. 6.000%, due 07/01/14	2,514,655
		19,044,003
	Total Corporate Notes and Bonds (Cost $88,700,034)	83,754,853
Mortgage Backed - 18.73%		
	Federal Home Loan Mortgage Corp. - 2.21%	
78,088	8.000%, due 06/01/30 Pool # C01005	85,893
358,287	6.500%, due 01/01/32 Pool # C62333	384,493
104,453	6.500%, due 03/01/32 Pool # C65648	111,962
3,628,742	5.000%, due 07/01/33 Pool # A11325	3,710,814
367,853	6.000%, due 10/01/34 Pool # A28439	386,367
309,418	6.000%, due 10/01/34 Pool # A28598	324,991
271,423	5.000%, due 04/01/35 Pool # A32314	277,137
546,494	5.000%, due 04/01/35 Pool # A32315	558,000
430,296	5.000%, due 04/01/35 Pool # A32316	439,356
245,678	5.000%, due 04/01/35 Pool # A32509	250,851
2,282,580	5.000%, due 01/01/37 Pool # A56371	2,326,716
		8,856,580
	Federal National Mortgage Association - 16.48%	
993,775	4.000%, due 04/01/15 Pool # 255719	1,005,849
1,087,110	5.500%, due 04/01/16 Pool # 745444	1,136,006

Par Value		Value (Note 2)
Mortgage Backed (continued)		
	Federal National Mortgage Association (continued)	
$ 287,382	6.000%, due 05/01/16 Pool # 582558	$ 306,403
1,745,043	5.000%, due 12/01/17 Pool # 672243	1,827,824
1,872,723	4.500%, due 09/01/20 Pool # 835465	1,931,168
338,832	6.000%, due 05/01/21 Pool # 253847	358,396
67,495	7.000%, due 12/01/29 Pool # 762813	74,230
192,293	7.000%, due 11/01/31 Pool # 607515	210,667
2,807	7.000%, due 04/01/32 Pool # 641518	3,072
207,616	7.000%, due 05/01/32 Pool # 644591	227,454
1,051,241	6.500%, due 06/01/32 Pool # 545691	1,129,447
894,668	6.500%, due 09/01/33 Pool # 737582	959,549
1,435,707	5.500%, due 10/01/33 Pool # 254904	1,489,756
5,112,525	5.500%, due 11/01/33 Pool # 555880	5,304,994
4,277,121	5.000%, due 05/01/34 Pool # 780890	4,372,521
40,484	7.000%, due 07/01/34 Pool # 792636	44,181
566,276	5.500%, due 08/01/34 Pool # 793647	587,241
2,935,606	5.500%, due 03/01/35 Pool # 815976	3,041,534
1,369,376	5.500%, due 07/01/35 Pool # 825283	1,418,788
878,748	5.500%, due 08/01/35 Pool # 826872	910,457
1,308,107	5.000%, due 09/01/35 Pool # 820347	1,336,466
1,383,663	5.000%, due 09/01/35 Pool # 835699	1,413,661
1,771,394	5.000%, due 10/01/35 Pool # 797669	1,809,798
1,868,172	5.500%, due 10/01/35 Pool # 836912	1,935,583
1,809,459	5.000%, due 12/01/35 Pool # 850561	1,848,688
3,493,616	5.500%, due 12/01/35 Pool # 844583	3,619,680
704,709	5.500%, due 02/01/36 Pool # 851330	730,137

See accompanying Notes to Financial Statements.

Par Value		Value (Note 2)
Mortgage Backed (continued)		
	Federal National Mortgage Association (continued)	
$2,492,677	5.500%, due 09/01/36 Pool # 831820	$ 2,578,339
2,370,308	6.000%, due 09/01/36 Pool # 831741	2,482,944
628,924	5.500%, due 10/01/36 Pool # 896340	650,537
2,878,009	5.500%, due 10/01/36 Pool # 901723	2,976,913
2,027,878	6.500%, due 10/01/36 Pool # 894118	2,163,215
2,531,829	6.000%, due 11/01/36 Pool # 902510	2,674,490
2,860,940	5.500%, due 12/01/36 Pool # 902853	2,959,257
2,565,472	5.500%, due 12/01/36 Pool # 903059	2,653,635
2,296,525	5.500%, due 12/01/36 Pool # 907512	2,375,445
2,780,886	5.500%, due 12/01/36 Pool # 907635	2,876,452
2,614,080	6.000%, due 12/01/36 Pool # 903002	2,738,300
		66,163,077
	Government National Mortgage Association - 0.04%	
161,607	6.500%, due 04/20/31 Pool # 003068	173,917
	Total Mortgage Backed (Cost $72,061,041)	75,193,574
U.S. Government and Agency Obligations - 15.20%		
	Federal Home Loan Mortgage Corp. - 0.38%	
1,400,000	4.500%, due 01/15/14	1,505,059
	Federal National Mortgage Association - 0.19%	
750,000	5.250%, due 08/01/12	779,325
	U.S. Treasury Bills - 0.76% (A)	
3,050,000	0.010%, due 12/17/09	3,045,354
	U.S. Treasury Bonds - 1.69%	
5,270,000	6.625%, due 02/15/27	6,794,184

Par Value		Value (Note 2)
U.S. Government and Agency Obligations (continued)		
	U.S. Treasury Notes - 12.18%	
$1,850,000	3.875%, due 05/15/10	$ 1,904,272
500,000	4.500%, due 11/15/10	525,918
2,050,000	0.875%, due 02/28/11	2,048,565
500,000	4.750%, due 03/31/11	532,949
3,900,000	4.875%, due 04/30/11	4,169,342
6,150,000	4.625%, due 12/31/11	6,646,803
1,125,000	1.375%, due 02/15/12	1,124,034
3,400,000	4.625%, due 02/29/12	3,684,485
1,312,000	1.375%, due 05/15/12	1,304,626
2,500,000	4.000%, due 11/15/12	2,679,492
1,980,000	3.625%, due 05/15/13	2,094,313
1,175,000	3.125%, due 08/31/13	1,217,319
4,810,000	4.000%, due 02/15/14	5,147,075
4,965,000	4.250%, due 08/15/14	5,354,445
3,550,000	4.500%, due 02/15/16	3,849,808
5,100,000	4.250%, due 11/15/17	5,409,187
1,300,000	2.750%, due 02/15/19	1,217,528
		48,910,161
	Total U.S. Government and Agency Obligations (Cost $58,619,144)	61,034,083

Shares		
Investment Company - 4.18%		
16,784,897	SSgA Prime Money Market Fund	16,784,897
	Total Investment Company (Cost $16,784,897)	16,784,897

Total Investments - 98.96%		
(Cost $419,394,335**)		397,295,997
Net Other Assets and Liabilities - 1.04%		
		4,169,089
Total Net Assets - 100.00%		
		$401,465,086

** Aggregate cost for Federal tax purposes was $420,230,486.

See accompanying Notes to Financial Statements.

(A) Rate noted represents annualized yield at time of purchase.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." The securities have been determined to be liquid under guidelines established by the Board of Trustees.

(D) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 0.66% of total net assets.

(E) In Default. Issuer is bankrupt.

(G) Floating rate or variable rate note. Rate shown is as of June 30, 2009.

(M) Stated interest rate is contingent upon sufficient collateral market value. If collateral market value falls below a stated level, the issuer will either initiate a clean-up call or increase the stated interest rate.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Large Cap Value Fund Portfolio of Investments (Unaudited)

Sector Allocation as a Percentage of Net Assets as of June 30, 2009


Cash and Other Net Assets 4%
Consumer Discretionary 8%
Consumer Staples 6%
Energy 18%
Financials 24%
Health Care 11%
Industrials 8%
Information Technology 5%
Materials 3%
Telecommunication Services 6%
Utilities 7%

Shares		Value (Note 2)
Common Stocks - 96.67%		
	Consumer Discretionary - 8.05%	
343,642	Comcast Corp., Class A	$ 4,979,373
105,400	Home Depot, Inc.	2,490,602
91,800	Jarden Corp. *	1,721,250
134,900	Johnson Controls, Inc.	2,930,028
83,000	Kohl's Corp. *	3,548,250
212,900	Lowe's Cos., Inc.	4,132,389
86,600	Omnicom Group, Inc.	2,734,828
70,000	Phillips-Van Heusen Corp.	2,008,300
92,900	Snap-On, Inc.	2,669,946
154,500	Staples, Inc.	3,116,265
99,200	Target Corp.	3,915,424
76,642	Time Warner Cable, Inc.	2,427,252
149,833	Time Warner, Inc.	3,774,293
216,400	Walt Disney Co./The	5,048,612
		45,496,812
	Consumer Staples - 6.15%	
41,900	Archer-Daniels-Midland Co.	1,121,663
63,800	CVS Caremark Corp.	2,033,306
55,500	General Mills, Inc.	3,109,110
47,000	HJ Heinz Co.	1,677,900
34,600	Kellogg Co.	1,611,322
210,257	Kraft Foods, Inc., Class A	5,327,912
40,400	Molson Coors Brewing Co., Class B	1,710,132
106,300	PepsiCo, Inc./NC	5,842,248
163,400	Procter & Gamble Co./The	8,349,740
81,600	Wal-Mart Stores, Inc.	3,952,704
		34,736,037
	Energy - 18.14%	
80,600	Anadarko Petroleum Corp.	3,658,434
79,200	Apache Corp.	5,714,280
288,046	Chevron Corp.	19,083,047
227,900	ConocoPhillips	9,585,474
87,900	Devon Energy Corp.	4,790,550

Shares		Value (Note 2)
	Energy (continued)	
53,000	EOG Resources, Inc.	$ 3,599,760
460,400	Exxon Mobil Corp.	32,186,564
151,500	Marathon Oil Corp.	4,564,695
104,200	Occidental Petroleum Corp.	6,857,402
81,800	Schlumberger, Ltd.	4,426,198
57,600	Valero Energy Corp.	972,864
107,200	Weatherford International, Ltd. *	2,096,832
130,500	XTO Energy, Inc.	4,977,270
		102,513,370
	Financials - 24.19%	
79,126	Allstate Corp./The	1,930,674
92,200	American Express Co.	2,142,728
81,200	AON Corp.	3,075,044
35,700	Arch Capital Group, Ltd. *	2,091,306
1,116,642	Bank of America Corp.	14,739,674
186,600	Bank of New York Mellon Corp./The	5,469,246
105,400	BB&T Corp.	2,316,692
18,600	BlackRock, Inc.	3,262,812
66,600	Capital One Financial Corp.	1,457,208
52,000	Chubb Corp.	2,073,760
759,414	Citigroup, Inc.	2,255,460
66,700	Equity Residential, REIT	1,482,741
71,400	Goldman Sachs Group, Inc./The	10,527,216
112,100	Hartford Financial Services Group, Inc.	1,330,627
578,588	JPMorgan Chase & Co.	19,735,637
91,200	Keycorp	477,888
75,300	Marsh & McLennan Cos., Inc.	1,515,789
175,400	MetLife, Inc.	5,263,754
153,800	Morgan Stanley	4,384,838
127,700	PNC Financial Services Group, Inc.	4,956,037
128,100	Prudential Financial, Inc.	4,767,882

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Financials (continued)	
113,900	Regions Financial Corp.	$ 460,156
39,115	Simon Property Group, Inc., REIT	2,011,685
129,300	State Street Corp.	6,098,240
47,900	Suntrust Banks, Inc.	787,955
199,300	Travelers Cos., Inc./The............	8,179,272
55,200	Unum Group	875,472
297,200	US Bancorp	5,325,824
74,881	Vornado Realty Trust, REIT	3,371,891
590,100	Wells Fargo & Co.	14,315,826
		136,683,334
	Health Care - 11.25%	
69,500	CIGNA Corp.	1,674,255
42,675	Covidien PLC	1,597,752
53,000	Eli Lilly & Co.	1,835,920
157,700	Johnson & Johnson	8,957,360
106,600	Life Technologies Corp. *	4,447,352
237,900	Merck & Co., Inc./NJ	6,651,684
1,331,800	Pfizer, Inc.	19,977,000
82,400	Thermo Fisher Scientific, Inc. *	3,359,448
168,000	UnitedHealth Group, Inc.	4,196,640
57,500	WellPoint, Inc. *	2,926,175
174,700	Wyeth	7,929,633
		63,553,219
	Industrials - 8.21%	
80,000	CSX Corp.	2,770,400
83,900	Deere & Co.	3,351,805
43,500	Emerson Electric Co.	1,409,400
37,300	FedEx Corp.	2,074,626
1,518,600	General Electric Co.	17,797,992
45,200	Illinois Tool Works, Inc.	1,687,768
43,200	L-3 Communications Holdings, Inc.	2,997,216
89,100	Norfolk Southern Corp.	3,356,397
116,000	Raytheon Co.	5,153,880
62,700	Tyco International, Ltd.	1,628,946
55,300	United Technologies Corp.	2,873,388
46,700	Waste Management, Inc.	1,315,072
		46,416,890
	Information Technology - 5.17%	
31,600	Affiliated Computer Services, Inc., Class A *	1,403,672
181,600	Cisco Systems, Inc. *	3,385,024
233,800	EMC Corp./Massachusetts *	3,062,780
51,535	Hewlett-Packard Co.	1,991,828
310,400	Intel Corp.	5,137,120
37,500	International Business Machines Corp.	3,915,750
102,400	Kla-Tencor Corp.	2,585,600

Shares		Value (Note 2)
	Information Technology (continued)	
153,000	Maxim Integrated Products, Inc.	$ 2,400,570
60,000	Novellus Systems, Inc. *	1,002,000
130,600	Symantec Corp. *	2,032,136
107,500	Texas Instruments, Inc.	2,289,750
		29,206,230
	Materials - 3.31%	
45,800	Air Products & Chemicals, Inc.	2,958,222
162,900	EI Du Pont de Nemours & Co.	4,173,498
87,896	Freeport-McMoRan Copper & Gold, Inc.	4,404,469
113,000	Nucor Corp.	5,020,590
69,600	Weyerhaeuser Co.	2,117,928
		18,674,707
	Telecommunication Services - 5.73%	
798,287	AT&T, Inc.	19,829,449
245,800	Sprint Nextel Corp. *	1,182,298
369,335	Verizon Communications, Inc.	11,349,665
		32,361,412
	Utilities - 6.47%	
83,300	American Electric Power Co., Inc.	2,406,537
184,900	Duke Energy Corp.	2,697,691
84,900	Edison International	2,670,954
55,900	Exelon Corp.	2,862,639
55,400	FirstEnergy Corp.	2,146,750
86,500	FPL Group, Inc.	4,918,390
57,100	NSTAR	1,833,481
93,600	PG&E Corp.	3,597,984
90,600	Public Service Enterprise Group, Inc.	2,956,278
18,000	Questar Corp.	559,080
95,300	Sempra Energy	4,729,739
166,700	Southern Co./The	5,194,372
		36,573,895
	Total Common Stocks (Cost $630,236,573)	546,215,906
Investment Companies - 3.01%		
274,000	Consumer Discretionary Select Sector SPDR Fund ETF	6,323,920
315,000	Industrial Select Sector SPDR Fund ETF	6,917,400
3,777,149	SSgA Prime Money Market Fund	3,777,149
	Total Investment Companies (Cost $16,323,707)	17,018,469

See accompanying Notes to Financial Statements.

Value (Note 2)

Total Investments - 99.68%

(Cost $646,560,280**) $563,234,375

Net Other Assets and Liabilities - 0.32%

1,829,914

Total Net Assets - 100.00%

$565,064,289

* Non-income producing.

** Aggregate cost for Federal tax purposes was $648,765,203.

ETF   Exchange Traded Fund.
PLC   Public Limited Company.
REIT   Real Estate Investment Trust.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Large Cap Growth Fund Portfolio of Investments (Unaudited)

Sector Allocation as a Percentage of Net Assets as of June 30, 2009


Utilities 1%
Telecommunication Services 1%
Cash and Other Net Assets 1%
Consumer Discretionary 10%
Materials 4%
Consumer Staples 14%
Information Technology 32%
Energy 6%
Financials 6%
Health Care 16%
Industrials 9%

Shares		Value (Note 2)
Common Stocks - 98.88%		
	Consumer Discretionary - 10.37%	
33,400	Amazon.com, Inc. *	$ 2,794,244
3,200	AutoZone, Inc. *	483,552
39,700	Coach, Inc.	1,067,136
64,300	Comcast Corp., Class A	931,707
15,400	GameStop Corp., Class A *	338,954
26,300	Kohl's Corp. *	1,124,325
29,300	Mastercard, Inc., Class A	4,902,183
143,700	McDonald's Corp.	8,261,313
27,700	NIKE, Inc., Class B	1,434,306
47,100	Staples, Inc.	950,007
73,200	Starbucks Corp. *	1,016,748
112,500	Target Corp.	4,440,375
34,800	TJX Cos., Inc.	1,094,808
133,200	Visa, Inc., Class A	8,293,032
116,500	Yum! Brands, Inc.	3,884,110
		41,016,800
	Consumer Staples - 14.02%	
131,200	Coca-Cola Co./The	6,296,288
55,100	Colgate-Palmolive Co.	3,897,774
120,800	Kellogg Co.	5,625,656
87,800	Lorillard, Inc.	5,950,206
145,400	PepsiCo, Inc./NC	7,991,184
190,900	Procter & Gamble Co./The	9,754,990
166,500	Walgreen Co.	4,895,100
228,100	Wal-Mart Stores, Inc.	11,049,164
		55,460,362
	Energy - 5.82%	
53,200	Cameron International Corp. *	1,505,560
16,400	Diamond Offshore Drilling, Inc.	1,362,020
92,900	National Oilwell Varco, Inc. *	3,034,114
46,700	Peabody Energy Corp.	1,408,472
232,500	PetroHawk Energy Corp. *	5,184,750
46,400	Range Resources Corp.	1,921,424
60,600	Southwestern Energy Co. *	2,354,310

Shares		Value (Note 2)
	Energy (continued)	
225,100	Weatherford International, Ltd. *	$ 4,402,956
47,766	XTO Energy, Inc.	1,821,795
		22,995,401
	Financials - 5.44%	
37,300	Aflac, Inc.	1,159,657
464,388	Axis Capital Holdings, Ltd.	12,157,678
22,200	IntercontinentalExchange, Inc. *	2,536,128
37,100	Northern Trust Corp.	1,991,528
47,900	State Street Corp.	2,260,880
58,500	Wells Fargo & Co.	1,419,210
		21,525,081
	Health Care - 15.89%	
126,600	Abbott Laboratories	5,955,264
26,000	Allergan, Inc./United States	1,237,080
35,400	Celgene Corp. *	1,693,536
148,600	CIGNA Corp.	3,579,774
25,400	Genzyme Corp. *	1,414,018
120,900	Gilead Sciences, Inc. *	5,662,956
6,800	Intuitive Surgical, Inc. *	1,112,888
178,100	Johnson & Johnson	10,116,080
47,600	Life Technologies Corp. *	1,985,872
85,700	Medco Health Solutions, Inc. *	3,908,777
210,000	Roche Holding AG, ADR	7,163,100
170,381	Schering-Plough Corp.	4,279,971
74,900	St. Jude Medical, Inc. *	3,078,390
381,300	UnitedHealth Group, Inc.	9,524,874
59,900	Vertex Pharmaceuticals, Inc. *	2,134,836
		62,847,416
	Industrials - 9.18%	
85,900	Boeing Co./The	3,650,750
23,100	CH Robinson Worldwide, Inc.	1,204,665
33,300	Deere & Co.	1,330,335

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Industrials (continued)	
12,400	Dun & Bradstreet Corp.	$ 1,007,004
16,500	Expeditors International of	
	Washington, Inc.	550,110
33,600	Flowserve Corp.	2,345,616
174,000	Honeywell International, Inc.	5,463,600
60,300	ITT Corp.	2,683,350
25,900	Lockheed Martin Corp.	2,088,835
214,600	Quanta Services, Inc. *	4,963,698
103,600	Raytheon Co.	4,602,948
143,800	Tyco International, Ltd.	3,735,924
53,900	United Parcel Service, Inc.,	
	Class B	2,694,461
		36,321,296
	Information Technology - 32.18%	
113,000	Accenture, Ltd., Class A	3,780,980
41,800	Adobe Systems, Inc. *	1,182,940
31,000	Altera Corp.	504,680
77,300	Apple, Inc. *.............................	11,009,839
38,700	BMC Software, Inc. *...............	1,307,673
552,700	Cisco Systems, Inc. *	10,302,328
54,700	Citrix Systems, Inc. *...............	1,744,383
139,000	Corning, Inc.	2,232,340
206,500	Dell, Inc. *	2,835,245
139,800	Electronic Arts, Inc. *	3,036,456
414,800	EMC Corp./Massachusetts *	5,433,880
11,400	First Solar, Inc. *	1,848,168
29,800	Google, Inc., Class A*	12,563,382
55,400	Hewlett-Packard Co.	2,141,210
602,000	Intel Corp.	9,963,100
128,300	International Business	
	Machines Corp.	13,397,086
646,100	Microsoft Corp.	15,357,797
102,600	Novellus Systems, Inc. *	1,713,420
325,600	Oracle Corp.	6,974,352
181,600	Paychex, Inc.	4,576,320
152,600	QUALCOMM, Inc.	6,897,520
45,900	Salesforce.com, Inc. *	1,752,003
151,500	Texas Instruments, Inc.	3,226,950
69,600	Varian Semiconductor	
	Equipment Associates, Inc. * ..	1,669,704
116,400	Yahoo!, Inc. *	1,822,824
		127,274,580

Shares		Value (Note 2)
	Materials - 3.81%	
60,400	Agnico-Eagle Mines, Ltd.	$ 3,169,792
75,900	Ecolab, Inc.	2,959,341
26,400	Monsanto Co.	1,962,576
70,276	Nucor Corp.	3,122,362
54,300	Praxair, Inc.	3,859,101
		15,073,172
	Telecommunication Services - 0.81%	
167,100	NII Holdings, Inc. *.................	3,186,597
	Utilities - 1.36%	
94,400	FPL Group, Inc.	5,367,584
	Total Common Stocks	
	(Cost $369,607,641)	391,068,289
Investment Company - 2.36%		
9,352,253	SSgA Prime Money	
	Market Fund	9,352,253
	Total Investment Company	
	(Cost $9,352,253)	9,352,253
Total Investments - 101.24%		
(Cost $378,959,894**)		400,420,542
Net Other Assets and Liabilities - (1.24)%		
		(4,902,665)
Total Net Assets - 100.00%		
		$395,517,877

*   Non-income producing.
** Aggregate cost for Federal tax purposes was $384,403,247.
ADR American Depositary Receipt.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

Mid Cap Value Fund Portfolio of Investments (Unaudited)

Sector Allocation as a Percentage of Net Assets as of June 30, 2009


Cash and Other Net Assets 4%
Consumer Discretionary 11%
Consumer Staples 7%
Energy 9%
Financials 23%
Health Care 6%
Industrials 12%
Information Technology 9%
Materials 6%
Telecommunication Services 2%
Utilities 11%

Shares		Value (Note 2)
Common Stocks - 96.21%		
	Consumer Discretionary - 10.90%	
32,600	Arbitron, Inc.	$ 518,014
8,200	AutoZone, Inc. *	1,239,102
6,300	Bally Technologies, Inc. *	188,496
41,300	Big Lots, Inc. *	868,539
33,000	Cablevision Systems Corp., Class A	640,530
47,000	Cato Corp./The, Class A	819,680
12,400	CEC Entertainment, Inc. *	365,552
17,700	Choice Hotels International, Inc.	470,997
50,400	GameStop Corp., Class A *	1,109,304
17,700	Hibbett Sports, Inc. *	318,600
140,400	Interpublic Group of Cos., Inc. *	709,020
48,700	Jarden Corp. *	913,125
35,400	JC Penney Co., Inc.	1,016,334
43,400	Mattel, Inc.	696,570
13,400	Matthews International Corp., Class A	417,008
16,500	O'Reilly Automotive, Inc. *	628,320
96,100	Pulte Homes, Inc.	848,563
32,300	Scripps Networks Interactive, Inc., Class A	898,909
42,300	Snap-On, Inc.	1,215,702
36,600	Sonic Corp. *	367,098
68,600	Stage Stores, Inc.	761,460
53,900	TJX Cos., Inc.	1,695,694
19,400	Valassis Communications, Inc. *	118,534
12,300	VF Corp.	680,805
		17,505,956
	Consumer Staples - 6.56%	
18,300	Bunge, Ltd.	1,102,575
15,200	Casey's General Stores, Inc.	390,488
71,300	ConAgra Foods, Inc.	1,358,978
23,900	Herbalife, Ltd.	753,806

Shares		Value (Note 2)
	Consumer Staples (continued)	
16,900	Hormel Foods Corp.	$ 583,726
26,400	Lance, Inc.	610,632
29,400	Molson Coors Brewing Co., Class B	1,244,502
9,000	Ralcorp Holdings, Inc. *	548,280
40,500	Safeway, Inc.	824,985
131,800	Sara Lee Corp.	1,286,368
59,800	Tyson Foods, Inc., Class A	754,078
22,400	Wal-Mart Stores, Inc.	1,085,056
		10,543,474
	Energy - 9.49%	
102,000	Denbury Resources, Inc. *	1,502,460
187,400	El Paso Corp.	1,729,702
70,500	Forest Oil Corp. *	1,051,860
52,100	Helmerich & Payne, Inc.	1,608,327
11,500	Murphy Oil Corp.	624,680
35,500	Noble Corp.	1,073,875
37,400	Noble Energy, Inc.	2,205,478
15,500	Penn Virginia Corp.	253,735
71,700	PetroHawk Energy Corp. *	1,598,910
21,000	Plains Exploration & Production Co. *	574,560
4,800	SEACOR Holdings, Inc. *	361,152
43,200	Smith International, Inc.	1,112,400
19,600	St. Mary Land & Exploration Co.	409,052
58,200	Tesoro Corp.	740,886
11,300	Whiting Petroleum Corp. *	397,308
		15,244,385
	Financials - 23.09%	
1,268	Alleghany Corp. *	343,628
27,500	Ameriprise Financial, Inc.	667,425
100,500	Annaly Capital Management, Inc., REIT	1,521,570

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
	Common Stocks (continued)	
	Financials (continued)	
53,700	AON Corp.	$ 2,033,619
25,700	Arch Capital Group, Ltd. *	1,505,506
53,699	Ares Capital Corp.	432,814
65,676	Associated Banc-Corp.	820,950
43,700	Assurant, Inc.	1,052,733
26,800	Assured Guaranty, Ltd.	331,784
22,434	AvalonBay Communities, Inc., REIT	1,254,958
57,700	Axis Capital Holdings, Ltd.	1,510,586
11,900	BlackRock, Inc.	2,087,498
14,800	Credit Acceptance Corp. *	323,380
19,100	Cullen/Frost Bankers, Inc.	880,892
38,950	Delphi Financial Group, Inc., Class A	756,798
27,600	DiamondRock Hospitality Co., REIT	172,776
50,400	Equity Residential, REIT	1,120,392
16,168	Everest Re Group, Ltd.	1,157,144
113,100	Fifth Third Bancorp	803,010
13,100	Financial Federal Corp.	269,205
32,600	First Midwest Bancorp, Inc./IL	238,306
31,850	International Bancshares Corp.	328,373
13,200	IPC Holdings, Ltd.	360,888
56,700	JPMorgan Chase & Co.	1,934,037
166,600	Keycorp	872,984
10,600	Mack-Cali Realty Corp., REIT	241,680
52,900	Marsh & McLennan Cos., Inc.	1,064,877
19,200	MB Financial, Inc.	195,648
17,738	NewAlliance Bancshares, Inc.	203,987
22,900	NYSE Euronext	624,025
53,200	People's United Financial, Inc.	800,128
21,200	Platinum Underwriters Holdings, Ltd.	606,108
54,100	Progressive Corp./The *	817,451
72,000	ProLogis, REIT	580,320
4,600	PS Business Parks, Inc., REIT	222,824
26,800	Realty Income Corp., REIT	587,456
18,400	Reinsurance Group of America, Inc.	642,344
34,000	State Street Corp.	1,604,800
72,000	Suntrust Banks, Inc.	1,184,400
131,100	Unum Group	2,079,246
9,000	Ventas, Inc., REIT	268,740
34,027	Vornado Realty Trust, REIT	1,532,236
44,200	Webster Financial Corp.	355,810
6,400	Westamerica Bancorporation	317,504
33,100	XL Capital, Ltd., Class A	379,326
		37,090,166
	Health Care - 6.06%	
23,400	Amsurg Corp. *	501,696
23,200	Centene Corp. *	463,536
	Health Care (continued)	
19,200	Charles River Laboratories International, Inc. *	$ 648,000
65,900	CIGNA Corp.	1,587,531
27,700	Community Health Systems, Inc. *	699,425
40,200	Forest Laboratories, Inc. *	1,009,422
85,000	Hologic, Inc. *	1,209,550
47,870	Life Technologies Corp. *	1,997,136
74,900	Mylan, Inc./PA *	977,445
4,700	Orthofix International N.V. *	117,547
59,800	Universal American Corp./NY *	521,456
		9,732,744
	Industrials - 11.95%	
72,400	ACCO Brands Corp. *	204,168
13,000	Acuity Brands, Inc.	364,650
38,900	Albany International Corp., Class A	442,682
47,025	Belden, Inc.	785,318
44,600	Carlisle Cos., Inc.	1,072,184
6,200	Copart, Inc. *	214,954
24,300	Danaher Corp.	1,500,282
15,400	Dun & Bradstreet Corp.	1,250,634
6,340	ESCO Technologies, Inc. *	284,032
3,600	Flowserve Corp.	251,316
26,600	GATX Corp.	684,152
18,687	Genesee & Wyoming, Inc., Class A *	495,392
16,900	Graco, Inc.	372,138
28,100	ITT Corp.	1,250,450
13,300	Kirby Corp. *	422,807
26,900	L-3 Communications Holdings, Inc.	1,866,322
28,000	Mueller Industries, Inc.	582,400
19,200	Norfolk Southern Corp.	723,264
54,700	Quanta Services, Inc. *	1,265,211
34,500	Raytheon Co.	1,532,835
51,300	Republic Services, Inc.	1,252,233
10,300	Simpson Manufacturing Co., Inc.	222,686
56,700	Tyco International, Ltd.	1,473,066
19,500	United Stationers, Inc. *	680,160
		19,193,336
	Information Technology - 9.03%	
33,400	Affiliated Computer Services, Inc., Class A *	1,483,628
64,700	Arrow Electronics, Inc. *	1,374,228
178,400	Brocade Communications Systems, Inc. *	1,395,088
25,500	Diebold, Inc.	672,180
33,300	Electronics for Imaging, Inc. *	354,978
12,100	Fiserv, Inc. *	552,970

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Information Technology (continued)	
39,700	Kla-Tencor Corp. .... $	1,002,425
125,300	Maxim Integrated Products, Inc.	1,965,957
17,900	MAXIMUS, Inc.	738,375
165,600	Micron Technology, Inc. *	837,936
63,100	Sun Microsystems, Inc. *	581,782
69,000	Synopsys, Inc. *........................	1,346,190
20,300	Teradata Corp. *	475,629
34,300	Websense, Inc. *	611,912
91,300	Xerox Corp.	591,624
21,900	Zebra Technologies Corp.,	
	Class A *	518,154
		14,503,056
	Materials - 5.90%	
17,400	Air Products & Chemicals, Inc.	1,123,866
14,700	Aptargroup, Inc.	496,419
12,200	Deltic Timber Corp.	432,734
28,700	Ecolab, Inc.	1,119,013
38,020	EI Du Pont de Nemours & Co.	974,073
9,827	FMC Corp.	464,817
24,565	Freeport-McMoRan Copper &	
	Gold, Inc.	1,230,952
27,800	Nucor Corp.	1,235,154
71,100	Pactiv Corp. *	1,542,870
28,300	Weyerhaeuser Co.	861,169
		9,481,067
	Telecommunication Services - 2.12%	
65,100	Crown Castle International	
	Corp. *..	1,563,702
28,300	Embarq Corp.	1,190,298
155,300	Qwest Communications	
	International, Inc.	644,495
		3,398,495
	Utilities - 11.11%	
24,600	Ameren Corp.	612,294
13,800	Atmos Energy Corp.	345,552
26,900	Consolidated Edison, Inc.	1,006,598
59,800	Edison International	1,881,308
8,500	New Jersey Resources Corp.	314,840
31,600	NRG Energy, Inc. *	820,336
46,700	NSTAR	1,499,537
32,100	Oneok, Inc.	946,629
57,900	Progress Energy, Inc.	2,190,357
31,300	Questar Corp.	972,178
47,800	Sempra Energy	2,372,314
20,800	UGI Corp.	530,192
19,500	Unisource Energy Corp.	517,530
26,000	Westar Energy, Inc.	488,020

Shares		Value (Note 2)
	Utilities (continued)	
11,000	WGL Holdings, Inc. .... $	352,220
26,200	Wisconsin Energy Corp.	1,066,602
104,300	Xcel Energy, Inc.	1,920,163
		17,836,670
	Total Common Stocks	
	(Cost $167,856,335)	154,529,349

Par Value

Certificate of Deposit - 1.07%		
$1,714,875	State Street Eurodollar	
	0.010%, due 07/01/09	1,714,875
	Total Certificate of Deposit	
	(Cost $1,714,875)	1,714,875

Shares

Investment Companies - 4.73%		
24,300	SPDR S&P Homebuilders ETF ..	285,525
7,304,830	SSgA Prime Money Market	
	Fund..	7,304,830
	Total Investment Companies	
	(Cost $7,613,133)	7,590,355

Total Investments - 102.01%	
(Cost $177,184,343**)...................................	163,834,579
Net Other Assets And Liabilities - (2.01)%	
	(3,225,197)
Total Net Assets - 100.00%	
	$160,609,382

*   Non-income producing.

**   Aggregate cost for Federal tax purposes was $179,980,322.

ETF   Exchange Traded Fund.

REIT   Real Estate Investment Trust

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

Mid Cap Growth Fund Portfolio of Investments (Unaudited)

Sector Allocation as a Percentage of Net Assets as of June 30, 2009



Materials 5%
Cash & Other Net Assets 2%
Consumer Discretionary 18%
Telecommunication Services 1%
Consumer Staples 3%
Information Technology 25%
Energy 9%
Financials 6%
Health Care 12%
Industrials 19%

Shares		Value (Note 2)
Common Stocks - 98.32%		
	Consumer Discretionary - 17.97%	
55,000	Aeropostale, Inc. *	$ 1,884,850
144,382	Buckle, Inc./The	4,587,016
100,800	Coach, Inc.	2,709,504
119,540	GameStop Corp., Class A *	2,631,075
77,600	Guess?, Inc.	2,000,528
68,195	Gymboree Corp. *	2,419,559
29,400	ITT Educational Services, Inc. *	2,959,404
195,700	Nordstrom, Inc.	3,892,473
5,100	NVR, Inc. *	2,562,189
70,100	O'Reilly Automotive, Inc. *	2,669,408
18,300	priceline.com, Inc. *	2,041,365
42,004	Steiner Leisure, Ltd. *	1,282,382
117,779	True Religion Apparel, Inc. *	2,626,472
67,600	Yum! Brands, Inc.	2,253,784
		36,520,009
	Consumer Staples - 3.33%	
105,800	BJ's Wholesale Club, Inc. *	3,409,934
84,000	Herbalife, Ltd.	2,649,360
54,600	SUPERVALU, Inc.	707,070
		6,766,364
	Energy - 9.48%	
220,500	Atwood Oceanics, Inc. *	5,492,655
59,000	Consol Energy, Inc.	2,003,640
126,400	Noble Corp.	3,823,600
56,000	Noble Energy, Inc.	3,302,320
48,900	Ultra Petroleum Corp. *	1,907,100
78,100	Whiting Petroleum Corp. *	2,745,996
		19,275,311
	Financials - 6.45%	
120,100	Aflac, Inc.	3,733,909
125,400	Ameriprise Financial, Inc.	3,043,458

Shares		Value (Note 2)
	Financials (continued)	
363,245	Assured Guaranty, Ltd.	$ 4,496,973
154,000	Hartford Financial Services Group, Inc.	1,827,980
		13,102,320
	Health Care - 11.87%	
55,500	Amedisys, Inc. *	1,832,610
25,900	Beckman Coulter, Inc.	1,479,926
64,500	Cephalon, Inc. *	3,653,925
57,239	China Medical Technologies, Inc., ADR	1,139,629
33,200	Hospira, Inc. *	1,278,864
121,600	Humana, Inc. *	3,922,816
78,267	Life Technologies Corp. *	3,265,299
107,900	Psychiatric Solutions, Inc. *	2,453,646
48,100	St. Jude Medical, Inc. *	1,976,910
60,800	Waters Corp. *	3,129,376
		24,133,001
	Industrials - 19.07%	
117,000	BE Aerospace, Inc. *	1,680,120
175,500	DynCorp International, Inc., Class A *	2,946,645
73,300	Flowserve Corp.	5,117,073
38,200	Fluor Corp.	1,959,278
172,188	Herman Miller, Inc.	2,641,364
102,649	HUB Group, Inc., Class A *	2,118,675
38,400	Joy Global, Inc.	1,371,648
57,000	Precision Castparts Corp.	4,162,710
88,800	Robbins & Myers, Inc.	1,709,400
80,200	Teledyne Technologies, Inc. *	2,626,550
136,400	Thomas & Betts Corp. *	3,936,504
59,600	Valmont Industries, Inc.	4,295,968
167,700	WESCO International, Inc. *	4,199,208
		38,765,143

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Information Technology - 24.54%	
162,900	Akamai Technologies, Inc. * .. $	3,124,422
172,400	Alliance Data Systems Corp. * ..	7,101,156
129,900	Amdocs, Ltd. *...........................	2,786,355
38,200	Amphenol Corp., Class A............	1,208,648
87,400	Atheros Communications, Inc. *	1,681,576
61,400	BMC Software, Inc. *	2,074,706
54,500	Broadcom Corp., Class A *	1,351,055
519,000	Brocade Communications Systems, Inc. *	4,058,580
114,400	Cognizant Technology Solutions Corp., Class A*...........................	3,054,480
97,100	Juniper Networks, Inc. *............	2,291,560
60,600	Mantech International Corp. *	2,608,224
197,600	Maxim Integrated Products, Inc.	3,100,344
156,700	NetApp, Inc. *	3,090,124
230,600	Perot Systems Corp., Class A * ..	3,304,498
153,600	Polycom, Inc. *.........................	3,113,472
104,000	VeriSign, Inc. *	1,921,920
244,600	Western Union Co./The	4,011,440
		49,882,560
	Materials - 4.95%	
106,200	Cliffs Natural Resources, Inc. ..	2,598,714
229,406	Pactiv Corp. *	4,978,110
168,800	Steel Dynamics, Inc.	2,486,424
		10,063,248
	Telecommunication Services - 0.66%	
100,900	MetroPCS Communications, Inc. *	1,342,979
	Total Common Stocks (Cost $181,016,618)	199,850,935

Shares		Value (Note 2)
	Investment Company - 1.60%	
3,248,172	SSgA Prime Money Market Fund.. $	3,248,172
	Total Investment Company (Cost $3,248,172)	3,248,172

Total Investments - 99.22%

(Cost $184,264,789**) 203,099,107

Net Other Assets and Liabilities - 0.08%

172,397

Total Net Assets - 100.00%

$203,271,504

---

* Non-income producing.

** Aggregate cost for Federal tax purposes was $207,818,432.

ADR American Depositary Receipt.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

**Sector Allocation as a Percentage of Net Assets
as of June 30, 2009**


Utilities 6%
Cash and Other Net Assets 4%
Materials 5%
Consumer Discretionary 17%
Information Technology 9%
Consumer Staples 5%
Energy 4%
Industrials 20%
Financials 21%
Health Care 9%

Shares		Value (Note 2)
Common Stocks - 96.24%		
	Consumer Discretionary - 16.70%	
6,800	Arbitron, Inc.	$ 108,052
9,000	Cato Corp./The, Class A	156,960
2,400	CEC Entertainment, Inc. *	70,752
3,300	Choice Hotels International, Inc.	87,813
7,000	Helen of Troy, Ltd. *	117,530
3,400	Hibbett Sports, Inc. *	61,200
2,700	Matthews International Corp., Class A	84,024
7,900	Sonic Corp. *	79,237
14,000	Stage Stores, Inc.	155,400
3,200	Tempur-Pedic International, Inc.	41,824
3,000	Unifirst Corp./MA	111,510
3,600	Valassis Communications, Inc. *	21,996
		1,096,298
	Consumer Staples - 5.15%	
2,800	Casey's General Stores, Inc.	71,932
4,700	Herbalife, Ltd.	148,238
5,100	Lance, Inc.	117,963
		338,133
	Energy - 3.96%	
5,100	Penn Virginia Corp.	83,487
900	SEACOR Holdings, Inc. *	67,716
1,500	St. Mary Land & Exploration Co.	31,305
2,200	Whiting Petroleum Corp. *	77,352
		259,860
	Financials - 21.22%	
4,646	Acadia Realty Trust, REIT	60,630
200	Alleghany Corp. *	54,200

Shares		Value (Note 2)
	Financials (continued)	
3,100	American Campus Communities, Inc., REIT	$ 68,758
11,833	Ares Capital Corp.	95,374
5,100	Assured Guaranty, Ltd.	63,138
2,600	Credit Acceptance Corp. *	56,810
7,400	Delphi Financial Group, Inc., Class A	143,782
5,100	DiamondRock Hospitality Co., REIT	31,926
2,600	Financial Federal Corp.	53,430
7,000	First Midwest Bancorp, Inc./IL	51,170
5,690	International Bancshares Corp.	58,664
2,800	IPC Holdings, Ltd.	76,552
1,800	Mack-Cali Realty Corp., REIT	41,040
4,700	MB Financial, Inc.	47,893
3,600	NewAlliance Bancshares, Inc.	41,400
3,800	Platinum Underwriters Holdings, Ltd.	108,642
900	PS Business Parks, Inc., REIT	43,596
4,900	Realty Income Corp., REIT	107,408
1,600	Reinsurance Group of America, Inc.	55,856
9,700	Webster Financial Corp.	78,085
1,100	Westamerica Bancorporation	54,571
		1,392,925
	Health Care - 8.63%	
4,100	Amsurg Corp. *	87,904
4,400	Centene Corp. *	87,912
3,800	Charles River Laboratories International, Inc. *	128,250
2,500	Corvel Corp. *	56,925
2,400	ICU Medical, Inc. *	98,760

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Health Care (continued)	
900	Orthofix International N.V. *	$ 22,509
9,700	Universal American Corp./NY *	84,584
		566,844
	Industrials - 20.62%	
13,700	ACCO Brands Corp. *	38,634
2,600	Acuity Brands, Inc.	72,930
7,300	Albany International Corp., Class A	83,074
9,200	Belden, Inc.	153,640
7,399	Bowne & Co., Inc.	48,167
9,200	Carlisle Cos., Inc.	221,168
1,000	Copart, Inc. *	34,670
1,200	ESCO Technologies, Inc. *	53,760
4,700	GATX Corp.	120,884
3,400	Genesee & Wyoming, Inc., Class A *	90,134
2,500	Kirby Corp. *	79,475
5,300	Mueller Industries, Inc.	110,240
1,900	Simpson Manufacturing Co., Inc.	41,078
2,900	Sterling Construction Co., Inc. *	44,254
3,700	United Stationers, Inc. *	129,056
3,300	Vitran Corp., Inc. *	32,670
		1,353,834
	Information Technology - 9.35%	
4,500	Diebold, Inc.	118,620
7,100	Electronics for Imaging, Inc. *	75,686
3,400	MAXIMUS, Inc.	140,250
6,500	NAM TAI Electronics, Inc.	27,690
6,300	Websense, Inc. *	112,392
10,800	Xyratex, Ltd. *	53,892
3,600	Zebra Technologies Corp., Class A *	85,176
		613,706
	Materials - 4.64%	
3,100	Aptargroup, Inc.	104,687
2,300	Deltic Timber Corp.	81,581
9,850	Zep, Inc.	118,693
		304,961
	Utilities - 5.97%	
3,300	Atmos Energy Corp.	$ 82,632
1,250	New Jersey Resources Corp.	46,300
4,000	Unisource Energy Corp.	106,160
4,600	Westar Energy, Inc.	86,342
2,200	WGL Holdings, Inc.	70,444
		391,878
	Total Common Stocks (Cost $7,745,188)	6,318,439
Investment Company - 3.04%		
199,367	SSgA Prime Money Market Fund	199,367
	Total Investment Company (Cost $199,367)	199,367
Total Investments - 99.28%		
	(Cost $7,944,555**)	6,517,806
Net Other Assets and Liabilities - 0.72%		
		47,401
Total Net Assets - 100.00%		
		$6,565,207

* Non-income producing.

** Aggregate cost for Federal tax purposes was $8,025,278.

REIT Real Estate Investment Trust.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Sector Allocation as a Percentage of Net Assets
as of June 30, 2009



Telecommunication Services 1%
Materials 2%
Information Technology 29%
Industrials 23%
Cash and Other Net Assets 1%
Consumer Discretionary 12%
Consumer Staples 3%
Energy 6%
Financials 8%
Health Care 15%

Shares		Value (Note 2)
Common Stocks - 99.04%		
	Consumer Discretionary - 11.89%	
1,500	Aaron's, Inc.	$ 44,730
1,100	Carter's, Inc. *	27,071
300	Chico's FAS, Inc. *	2,919
1,100	CKE Restaurants, Inc.	9,328
1,000	CROCS, Inc. *	3,400
600	DineEquity, Inc.	18,714
2,300	Drew Industries, Inc. *	27,991
600	Gaylord Entertainment Co. * ..	7,626
900	Gymboree Corp. *	31,932
1,700	JOS A Bank Clothiers, Inc. *	58,582
600	Maidenform Brands, Inc. *......	6,882
2,300	Men's Wearhouse, Inc./The......	44,114
900	Meritage Homes Corp. *	16,974
2,000	PF Chang's China Bistro, Inc. *	64,120
900	Pinnacle Entertainment, Inc. *	8,361
200	Red Robin Gourmet Burgers, Inc. *	3,750
3,300	Spartan Motors, Inc.	37,389
1,000	Tempur-Pedic International, Inc.	13,070
1,600	WMS Industries, Inc. *	50,416
100	Wolverine World Wide, Inc.	2,206
900	Zumiez, Inc. *	7,209
		486,784
	Consumer Staples - 3.39%	
200	Coca-Cola Bottling Co. Consolidated	11,026
100	Green Mountain Coffee Roasters, Inc. *	5,912
1,100	Ruddick Corp.	25,773
2,600	United Natural Foods, Inc. *....	68,250
2,200	Winn-Dixie Stores, Inc. *	27,588
		138,549

Shares		Value (Note 2)
	Energy - 5.95%	
1,000	Atwood Oceanics, Inc. *	$ 24,910
1,100	CARBO Ceramics, Inc.	37,620
3,700	Carrizo Oil & Gas, Inc. *..........	63,455
200	Dril-Quip, Inc. *	7,620
400	GMX Resources, Inc. *	4,256
2,400	Hercules Offshore, Inc. *.........	9,528
700	Matrix Service Co. *	8,036
1,500	Penn Virginia Corp.	24,555
1,200	Petroleum Development Corp. *	18,828
2,600	RPC, Inc.	21,710
1,000	Stone Energy Corp. *................	7,420
1,200	Superior Well Services, Inc. * ..	7,140
200	World Fuel Services Corp.	8,246
		243,324
	Financials - 8.43%	
1,400	eHealth, Inc. *..........................	24,724
800	GAMCO Investors, Inc., Class A	38,800
700	Hancock Holding Co.	22,743
1,200	Highwoods Properties, Inc., REIT..	26,844
1,400	KBW, Inc. *	40,264
1,800	Knight Capital Group, Inc., Class A*	30,690
3,600	Omega Healthcare Investors, Inc., REIT	55,872
1,100	Potlatch Corp., REIT...............	26,719
900	Stifel Financial Corp. *	43,281
11	Teton Advisors, Inc. (L)(T)*	1
1,100	Tower Group, Inc.	27,258
400	World Acceptance Corp. *	7,964
		345,160
	Health Care - 15.30%	
400	Acorda Therapeutics, Inc. *	11,276
3,100	Alkermes, Inc. *........................	33,542

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Health Care (continued)	
3,900	Allscripts-Misys Healthcare Solutions, Inc.	$ 61,854
300	AMAG Pharmaceuticals, Inc. *	16,401
3,600	American Medical Systems Holdings, Inc. *.........................	56,880
4,000	AMN Healthcare Services, Inc. *	25,520
400	Analogic Corp.	14,780
7,300	Arena Pharmaceuticals, Inc. *	36,427
1,100	Centene Corp. *........................	21,978
700	Cepheid, Inc. *..........................	6,594
200	Chemed Corp.	7,896
1,900	Cubist Pharmaceuticals, Inc. *	34,827
2,000	Emeritus Corp. *	26,420
2,200	ev3, Inc. *	23,584
500	Landauer, Inc.	30,670
1,000	MAP Pharmaceuticals, Inc. * ..	12,220
1,900	Medicines Co./The*..................	15,941
300	Myriad Pharmaceuticals, Inc. *	1,395
500	National Healthcare Corp.	18,970
1,500	PDL BioPharma, Inc.	11,850
2,000	PSS World Medical, Inc. *........	37,020
1,300	Regeneron Pharmaceuticals, Inc. *	23,296
600	Theravance, Inc. *....................	8,784
1,100	Valeant Pharmaceuticals International*	28,292
1,500	Viropharma, Inc. *	8,895
1,200	West Pharmaceutical Services, Inc.	41,820
400	XenoPort, Inc. *........................	9,268
		626,400
	Industrials - 22.92%	
2,400	AAR Corp. *	38,520
1,700	Actuant Corp., Class A.............	20,740
700	Advanced Battery Technologies, Inc. *	2,814
400	Ameron International Corp. ..	26,816
300	Beacon Roofing Supply, Inc. *	4,338
1,200	Bucyrus International, Inc.	34,272
200	CLARCOR, Inc.	5,838
500	Deluxe Corp.	6,405
200	EMCOR Group, Inc. *	4,024
7,900	EnergySolutions, Inc.	72,680
500	EnerNOC, Inc. *.......................	10,835
300	Esterline Technologies Corp. *	8,121
1,000	Franklin Electric Co., Inc.	25,920
2,500	GeoEye, Inc. *	58,900
2,500	Heartland Express, Inc.	36,800
800	Herman Miller, Inc.	12,272
4,300	Hexcel Corp. *	40,979

Shares		Value (Note 2)
Industrials (continued)		
500	ICF International, Inc. *..........	$ 13,795
2,000	Korn/Ferry International*	21,280
1,000	Layne Christensen Co. *	20,450
200	Lindsay Corp.	6,620
5,100	MasTec, Inc. *	59,772
1,400	Mcgrath Rentcorp	26,684
600	Middleby Corp. *	26,352
1,200	Mine Safety Appliances Co.	28,920
1,200	Moog, Inc., Class A*	30,972
4,100	MPS Group, Inc. *...................	31,324
300	Multi-Color Corp.	3,678
100	Navigant Consulting, Inc. *	1,292
2,300	Old Dominion Freight Line, Inc. *	77,211
900	Orbital Sciences Corp. *	13,653
700	RBC Bearings, Inc. *...............	14,315
1,600	Resources Connection, Inc. * ..	27,472
700	Rollins, Inc.	12,117
1,100	SYKES Enterprises, Inc. *	19,899
700	Triumph Group, Inc.	28,000
800	United Stationers, Inc. *	27,904
500	Valmont Industries, Inc.	36,040
		938,024
	Information Technology - 28.61%	
1,500	Adtran, Inc.	32,205
2,900	Advanced Energy Industries, Inc. *	26,071
1,000	Advent Software, Inc. *	32,790
1,100	Anixter International, Inc. *....	41,349
1,100	ANSYS, Inc. *...........................	34,276
1,700	Bankrate, Inc. *........................	42,908
4,600	Benchmark Electronics, Inc. *	66,240
200	CommScope, Inc. *..................	5,252
100	Comtech Telecommunications Corp. *	3,188
2,000	Concur Technologies, Inc. *	62,160
1,400	CSG Systems International, Inc. *	18,536
400	Cymer, Inc. *	11,892
2,100	EPIQ Systems, Inc. *...............	32,235
500	Equinix, Inc. *..........................	36,370
600	Factset Research Systems, Inc.	29,922
3,500	Harmonic, Inc. *	20,615
3,400	IXYS Corp.	34,408
1,300	j2 Global Communications, Inc. *	29,328
1,600	Littelfuse, Inc. *.......................	31,936
2,900	Macrovision Solutions Corp. *	63,249
700	MAXIMUS, Inc.	28,875
2,500	MKS Instruments, Inc. *..........	32,975

Shares		Value (Note 2)
Common Stocks (continued)		
	Information Technology (continued)	
1,900	Netlogic Microsystems, Inc. * ..	$ 69,274
1,600	Novatel Wireless, Inc. *............	14,432
300	NVE Corp. *	14,580
200	Omniture, Inc. *	2,512
400	Plexus Corp. *	8,184
1,800	Progress Software Corp. *	38,106
1,100	Quest Software, Inc. *	15,334
300	RightNow Technologies, Inc. *	3,540
1,800	Scansource, Inc. *....................	44,136
1,300	Smith Micro Software, Inc. * ..	12,766
1,200	SPSS, Inc. *	40,044
700	Synaptics, Inc. *	27,055
500	THQ, Inc. *	3,580
500	TNS, Inc. *...............................	9,375
2,400	Ultratech, Inc. *.......................	29,544
6,300	Valueclick, Inc. *......................	66,276
1,300	Varian Semiconductor Equipment Associates, Inc. *	31,187
600	VeriFone Holdings, Inc. *	4,506
500	Viasat, Inc. *	12,820
600	Wind River Systems, Inc. *	6,876
		1,170,907
	Materials - 1.76%	
1,600	Allied Nevada Gold Corp. *	12,896
800	Deltic Timber Corp.	28,376
200	Haynes International, Inc. *....	4,740
1,100	LSB Industries, Inc. *	17,787
200	WR Grace & Co. *	2,474
600	Zoltek Cos., Inc. *	5,832
		72,105
	Telecommunication Services - 0.79%	
3,000	Premiere Global Services, Inc. *	32,520
	Total Common Stocks (Cost $3,932,255)	4,053,773

Shares		Value (Note 2)
Investment Company - 1.01%		
41,473	SSgA Prime Money Market Fund..	$ 41,473
	Total Investment Company (Cost $41,473).........................	41,473

Total Investments - 100.05%

(Cost $3,973,728**)	4,095,246

Net Other Assets And Liabilities - (0.05)%

	(2,027)

Total Net Assets - 100.00%

	$4,093,219

* Non-income producing.
** Aggregate cost for Federal tax purposes was $3,977,005.
(L) Security valued at fair value using methods determined in good faith by or at the discretion of the Board of Trustees (see Note 2).
(T) Illiquid security.
REIT Real Estate Investment Trust.

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

Global Securities Fund Portfolio of Investments (Unaudited)

Geographical Allocation as a Percentage of Net Assets as of June 30, 2009


Cash and Other Net Assets 2%
Japan 12%
United States 35%
Pacific Basin 12%
United Kingdom 15%
Europe (excluding United Kingdom) 24%

Shares		Value (Note 2)
Common Stocks - 98.08%		
	Australia - 7.25%	
84,089	Amcor, Ltd.	$ 337,949
85,138	Foster's Group, Ltd.	353,136
22,679	National Australia Bank, Ltd.	408,112
204,328	Telstra Corp., Ltd.	557,878
22,809	Wesfarmers, Ltd.	415,002
		2,072,077
	Belgium - 0.42%	
34,957	Fortis*	119,093
13,256	Fortis VVPR Strips *	19
		119,112
	Finland - 0.36%	
11,988	UPM-Kymmene OYJ	104,373
	France - 8.98%	
14,807	Carrefour S.A.	633,021
20,315	France Telecom S.A.	461,282
8,213	Societe Generale	447,746
18,961	Total S.A.	1,026,346
		2,568,395
	Germany - 3.21%	
38,486	Deutsche Telekom AG	454,573
5,867	RWE AG	462,886
		917,459
	Italy - 3.10%	
81,212	Intesa Sanpaolo SpA *	263,144
242,949	UniCredit SpA*	622,050
		885,194
	Japan - 11.56%	
12,500	Astellas Pharma, Inc.	441,115
15,000	Canon, Inc.	487,724
17,100	Nitto Denko Corp.	517,644
21,300	Seven & I Holdings Co., Ltd.	499,230
	Japan (continued)	
14,200	Takeda Pharmaceutical Co., Ltd.	$ 551,221
18,100	Tokio Marine Holdings, Inc.	496,621
94	West Japan Railway Co.	310,285
		3,303,840
	Netherlands - 2.01%	
30,272	ING Groep N.V.	304,389
24,407	Reed Elsevier N.V.	269,005
		573,394
	Singapore - 2.99%	
73,057	Oversea-Chinese Banking Corp., Ltd.	336,023
251,000	Singapore Telecommunications, Ltd.	518,054
		854,077
	Spain - 3.89%	
82,050	Iberdrola S.A.	666,883
19,623	Telefonica S.A.	444,682
		1,111,565
	Switzerland - 2.52%	
17,756	Novartis AG	721,200
	Taiwan - 1.47%	
44,824	Taiwan Semiconductor Manufacturing Co., Ltd., ADR	421,794
	United Kingdom - 15.43%	
36,044	Aviva PLC	203,645
118,774	BP PLC	939,705
67,613	GKN PLC	139,781
56,646	GlaxoSmithKline PLC	997,329
32,866	Royal Dutch Shell PLC, A Shares	820,191
32,424	Unilever PLC	760,717
285,015	Vodafone Group PLC	550,826
		4,412,194

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	United States - 34.89%	
9,500	3M Co. .... $	570,950
35,500	Alcoa, Inc.	366,715
17,500	AT&T, Inc.	434,700
41,350	Bank of America Corp.	545,820
14,200	CBS Corp., Class B	98,264
13,100	Chevron Corp.	867,875
35,700	ConAgra Foods, Inc.	680,442
621	Fairpoint Communications, Inc.	373
49,100	General Electric Co.	575,452
7,700	General Mills, Inc.	431,354
18,600	Genuine Parts Co.	624,216
20,600	HJ Heinz Co.	735,420
6,700	Johnson & Johnson	380,560
20,500	Merck & Co., Inc./NJ	573,180
36,900	Microsoft Corp.	877,113
37,000	Pfizer, Inc.	555,000
19,200	Verizon Communications, Inc.	590,016
8,740	Wells Fargo & Co.	212,032
18,800	Wyeth	853,332
		9,972,814
	Total Common Stocks	
	(Cost $44,834,593)	28,037,488
Warrants and Rights - 0.00%		
	Belgium - 0.00%	
34,957	Fortis Bank S.A./N.V. Exp. 07/01/14 (L)*	—
	Total Warrants and Rights	
	(Cost $0)	—

Shares		Value (Note 2)
Investment Company - 1.31%		
	United States - 1.31%	
373,286	SSgA Prime Money Market Fund .... $	373,286
	Total Investment Company (Cost $373,286)	373,286

Total Investments - 99.39%***

(Cost $45,207,879**) 28,410,774

Net Other Assets and Liabilities - 0.61%

174,868

Total Net Assets - 100.00%

$ 28,585,642

---

* Non-income producing.
** Aggregate cost for Federal tax purposes was $45,304,861.
*** The aggregate amount of foreign securities fair valued pursuant to a systematic fair valuation model as a percent of net assets was 51.07%.
(L) Security valued at fair value using methods determined in good faith by or at the discretion of the Board of Trustees (see Note 2).
ADR American Depositary Receipt.
PLC Public Limited Company.

Other Information:

Industry Concentration

	% of Net Assets
Pharmaceuticals	17.7%
Oil, Gas & Consumable Fuels	12.8%
Diversified Telecommunication Services	12.1%
Food Products	9.1%
Commercial Banks	8.4%
Food & Staples Retailing	5.4%
Industrial Conglomerates	4.0%
Software	3.1%
Diversified Financial Services	3.0%
Insurance	2.5%
Electric Utilities	2.3%
Distributors	2.2%
Wireless Telecommunication Services	1.9%
Net Other Assets & Liabilities	1.9%
Chemicals	1.8%
Office Electronics	1.7%
Multi-Utilities	1.6%
Semiconductors & Semiconductor Equipment	1.5%
Media	1.3%
Metals & Mining	1.3%
Beverages	1.2%
Containers & Packaging	1.2%
Road & Rail	1.1%
Auto Components	0.5%
Paper & Forest Products	0.4%
	100.0%

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Geographical Allocation as a Percentage of Net Assets as of June 30, 2009



Africa 3%
Cash & Other Net Assets 4%
Other Countries 6%
Latin America 4%
Pacific Basin 8%
Europe (excluding United Kingdom) 41%
Japan 15%
United Kingdom 19%

Shares		Value (Note 2)
Common Stocks - 95.63%		
	Argentina - 0.21%	
5,870	Tenaris S.A., ADR....................	$ 158,725
	Australia - 0.18%	
27,728	ABC Learning Centres, Ltd. (L)*	–
4,345	Cabcharge Australia, Ltd.	18,003
39,362	Fairfax Media, Ltd.	38,511
12,045	James Hardie Industries N.V. *	40,478
34,482	Macquarie Infrastructure Group...	39,582
		136,574
	Austria - 0.06%	
1,142	Andritz AG	48,034
	Belgium - 1.58%	
30,300	Anheuser-Busch InBev N.V.	1,096,272
5,287	Arseus N.V.	48,403
928	EVS Broadcast Equipment S.A.	46,747
		1,191,422
	Brazil - 2.18%	
42,640	Banco do Brasil S.A.	459,484
16,490	Cia de Concessoes Rodoviarias	263,689
19,100	Companhia Brasileira de Meios de Pagamento *	163,742
3,870	Empresa Brasileira de Aeronautica S.A., ADR	64,087
31,100	JHSF Participacoes S.A.	29,114
25,279	Redecard S.A.	387,770
9,538	Souza Cruz S.A.	270,878
		1,638,764
	Canada - 1.09%	
30,800	TELUS Corp.	817,289
	Cyprus - 0.01%	
5,001	Prosafe Production Public, Ltd. *	9,397

Shares		Value (Note 2)
	Denmark - 0.82%	
11,325	Novo Nordisk A/S, B Shares....	$ 615,172
	Egypt - 0.78%	
12,431	Commercial International Bank..	109,132
4,212	Eastern Tobacco	86,439
4,127	Egyptian Co. for Mobile Services	143,198
7,140	Orascom Construction Industries.................................	243,994
		582,763
	Finland - 2.33%	
1,646	Konecranes OYJ	38,777
108,730	Nokia OYJ.................................	1,585,808
3,310	Sampo OYJ, A Shares...............	62,416
1,940	Vacon PLC	64,461
		1,751,462
	France - 9.87%	
21,150	BNP Paribas.............................	1,371,419
15,000	Bouygues S.A.	563,604
12,968	Danone	640,930
30,900	GDF Suez	1,153,654
766	Neopost S.A.	68,737
27,312	Sanofi-Aventis S.A.	1,603,261
1,076	Sechilienne-Sidec	37,276
1	Societe Generale	55
35,587	Total S.A.	1,926,301
737	Virbac S.A.	59,382
		7,424,619
	Germany - 8.10%	
13,400	Allianz SE	1,238,370
11,435	Compugroup Holding AG *	96,352
2,063	CTS Eventim AG	83,501
15,900	Daimler AG	574,682
9,400	Deutsche Bank AG	571,671

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
	Common Stocks (continued)	
	Germany (continued)	
39,300	E.ON AG	$ 1,394,083
773	Fielmann AG	51,034
1,376	Gerresheimer AG	30,565
5,970	Merck KGaA	608,274
590	Pfeiffer Vacuum Technology AG	43,261
19,219	Siemens AG	1,329,733
1,180	Wincor Nixdorf AG	66,133
		6,087,659
	Greece - 0.95%	
27,013	OPAP S.A.	716,979
	Hong Kong - 0.92%	
99,795	Esprit Holdings, Ltd.	559,492
45,000	Huabao International Holdings, Ltd.	43,548
509,000	Shougang Concord International Enterprises Co., Ltd.	84,952
		687,992
	India - 1.28%	
2,200	Infosys Technologies, Ltd., ADR	80,916
2,016	Jindal Steel & Power, Ltd.	105,342
23,645	Oil & Natural Gas Corp., Ltd.	525,787
17,881	Punjab National Bank, Ltd.	253,443
		965,488
	Indonesia - 1.04%	
14,000	Astra International Tbk PT	32,580
817,500	Bank Mandiri Tbk PT	252,061
12,690	Telekomunikasi Indonesia Tbk PT, ADR	380,446
123,000	United Tractors Tbk PT	119,297
		784,384
	Ireland - 1.36%	
38,602	CRH PLC	884,459
4,393	DCC PLC	90,537
10,027	Irish Life & Permanent PLC	50,974
		1,025,970
	Isle of Man - 0.06%	
22,207	Hansard Global PLC	47,487
	Israel - 0.77%	
72,603	Bank Hapoalim BM *	191,390
800	Cellcom Israel, Ltd.	21,256
11,882	Delek Automotive Systems, Ltd.	95,951
27,167	Israel Chemicals, Ltd.	266,623
		575,220
	Italy - 2.80%	
3,196	Ansaldo STS SpA	58,912
28,900	Atlantia SpA	584,527

Shares		Value (Note 2)
	Italy (continued)	
59,520	ENI SpA	$ 1,411,128
6,308	MARR SpA	48,765
		2,103,332
	Japan - 15.35%	
4,570	Amano Corp.	44,588
4,110	Asahi Holdings, Inc. *	73,410
37,100	Canon, Inc.	1,206,303
27,010	Daito Trust Construction Co., Ltd.	1,266,594
2,840	Don Quijote Co., Ltd.	54,320
7,500	Fanuc, Ltd.	597,840
880	Hisamitsu Pharmaceutical Co., Inc.	27,308
35,600	HOYA Corp.	712,097
78	INPEX Corp.	620,678
1,630	Jafco Co., Ltd.	54,294
319	Japan Tobacco, Inc.	993,329
3,100	JSR Corp.	52,776
157	KDDI Corp.	831,556
3,400	Keyence Corp.	691,251
2,720	Konami Corp.	52,022
17,000	Kurita Water Industries, Ltd. ..	547,125
4,000	Megane TOP Co., Ltd.	61,226
3,050	MISUMI Group, Inc.	42,875
42,600	Mitsubishi Corp.	781,586
56,000	Mitsubishi Estate Co., Ltd.	926,779
1,900	Nomura Research Institute, Ltd.	42,108
3,660	Ohara, Inc.	51,498
3,070	Roland DG Corp.	41,388
680	Sankyo Co., Ltd.	36,316
22,000	Secom Co., Ltd.	891,491
4,200	Shinko Plantech Co., Ltd.	33,093
7,050	Suruga Bank, Ltd.	67,131
1,940	Sysmex Corp.	70,414
2,760	T Hasegawa Co., Ltd.	33,006
8,350	T&D Holdings, Inc.	237,859
10,100	Tokio Marine Holdings, Inc. ..	277,120
1,100	Unicharm Petcare Corp.	32,805
1,620	Union Tool Co.	42,233
960	USS Co., Ltd.	49,208
		11,543,627
	Malaysia - 0.23%	
5,890	British American Tobacco Malaysia Bhd	74,987
103,830	PLUS Expressways Bhd	94,414
		169,401
	Mexico - 1.45%	
7,700	America Movil SAB de C.V., Series L, ADR	298,144
6,450	Desarrolladora Homex SAB de C.V., ADR*	179,891

Shares		Value (Note 2)
Common Stocks (continued)		
	Mexico (continued)	
8,610	Fomento Economico Mexicano SAB de C.V., ADR	$ 277,586
14,870	Grupo Televisa S.A., ADR	252,790
22,270	Kimberly-Clark de Mexico SAB de C.V., Class A	84,963
		1,093,374
	Netherlands - 1.30%	
2,700	ASM International N.V. *	39,732
1,902	Fugro N.V.	78,932
1,467	Ten Cate N.V.	35,509
42,405	TNT N.V.	825,443
		979,616
	Norway - 0.20%	
4,920	Kongsberg Gruppen AS	60,362
6,470	ODIM ASA	42,611
4,490	TGS Nopec Geophysical Co. ASA *	44,487
		147,460
	Philippines - 0.54%	
8,230	Philippine Long Distance Telephone Co., ADR	409,196
	Russia - 1.60%	
10,350	Lukoil OAO, ADR	462,420
10,750	Mobile Telesystems OJSC, ADR	396,998
4,238	Oriflame Cosmetics S.A., SDR	183,896
150,668	TNK-BP Holding	157,448
		1,200,762
	Singapore - 1.68%	
46,490	Ezra Holdings, Ltd. *	37,086
595,300	Singapore Telecommunications, Ltd.	1,228,676
		1,265,762
	South Africa - 2.43%	
12,658	Kumba Iron Ore, Ltd.	295,912
13,532	Massmart Holdings, Ltd.	140,265
43,201	Murray & Roberts Holdings, Ltd.	280,319
24,321	Nedbank Group, Ltd.	307,998
45,784	Pretoria Portland Cement Co., Ltd.	171,605
141,937	Sanlam, Ltd.	316,780
5,580	Tiger Brands, Ltd.	103,853
44,018	Truworths International, Ltd.	210,354
		1,827,086
	South Korea - 1.90%	
196	Amorepacific Corp.	105,081
1,375	Hite Brewery Co., Ltd.	169,128
1,440	KT&G Corp.	81,385

Shares		Value (Note 2)
	South Korea (continued)	
1,516	NHN Corp. *	$ 209,473
854	S1 Corp./Korea	36,263
940	Samsung Electronics Co., Ltd., GDR (C)	219,255
14,695	Shinhan Financial Group Co., Ltd. *	369,116
9,730	Woongjin Coway Co., Ltd.	236,104
		1,425,805
	Spain - 1.27%	
73,125	Banco Santander S.A.	881,936
3,431	Indra Sistemas S.A.	74,198
		956,134
	Sweden - 1.37%	
8,066	Duni AB	39,121
6,390	Elekta AB, B Shares	93,688
3,093	Getinge AB, B Shares	40,404
3,280	Indutrade AB	42,634
3,890	Loomis AB, Class B	38,681
79,680	Telefonaktiebolaget LM Ericsson, B Shares	777,642
		1,032,170
	Switzerland - 8.42%	
334	Acino Holding AG	61,926
2,180	Bank Sarasin & Cie AG, Series B *	67,796
365	Burckhardt Compression Holding AG	47,185
32,500	Credit Suisse Group AG	1,483,185
30,950	Nestle S.A.	1,167,766
20,997	Novartis AG	852,840
7,950	Roche Holding AG	1,080,384
1,838	Swissquote Group Holding S.A.	88,303
1,030	Tecan Group AG	40,280
40,500	UBS AG *	495,234
5,360	Zurich Financial Services AG	948,511
		6,333,410
	Taiwan - 0.95%	
205,946	Advanced Semiconductor Engineering, Inc.	120,501
66,678	HON HAI Precision Industry Co., Ltd.	205,247
17,000	HTC Corp.	239,044
88,643	Taiwan Semiconductor Manufacturing Co., Ltd.	147,248
		712,040
	Thailand - 0.40%	
14,170	Banpu PCL	139,709
76,900	Kasikornbank PCL	162,130
		301,839

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)
Common Stocks (continued)		
	Turkey - 1.17%	
56,952	Akbank TAS	$ 253,151
3,532	Ford Otomotiv Sanayi AS	13,695
41,642	Turkcell Iletisim Hizmet AS	230,705
130,721	Turkiye Is Bankasi, Series C	382,513
		880,064
	United Kingdom - 18.98%	
192,073	BAE Systems PLC	1,071,962
205,800	Barclays PLC	958,012
36,200	BG Group PLC	608,119
170,375	BP PLC	1,347,958
21,330	British American Tobacco PLC	589,142
185,800	BT Group PLC	310,991
11,400	Cairn Energy PLC*	440,331
4,410	Charter International PLC	31,522
2,255	Chemring Group PLC	80,491
7,023	Dignity PLC	69,544
31,448	Hampson Industries PLC	35,176
19,343	Healthcare Locums PLC	60,771
166,400	HSBC Holdings PLC	1,375,399
14,452	IG Group Holdings PLC	66,621
44,334	Imperial Tobacco Group PLC	1,152,884
76,700	Informa PLC	275,983
4,307	Intertek Group PLC	74,248
53,112	National Grid PLC	478,933
165,800	Prudential PLC	1,127,715
128,000	QinetiQ Group PLC	302,833
14,270	Reckitt Benckiser Group PLC	650,223
46,399	Sepura, Ltd.	33,772
145,500	Tesco PLC	847,909
51,800	Unilever PLC	1,215,308
550,562	Vodafone Group PLC	1,064,027
		14,269,874
	Total Common Stocks (Cost $78,258,255)	71,916,352
Preferred Stocks - 0.70%		
	Brazil - 0.65%	
12,510	AES Tiete S.A.	129,842
5,100	Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., B Shares	90,116
900	Fertilizantes Fosfatados S.A.	6,846
10,570	Klabin S.A.	16,079
15,230	Suzano Papel e Celulose S.A., Class A	117,470
5,000	Usinas Siderurgicas de Minas Gerais S.A., A Shares	105,851
1,416	Vale S.A., Class A	21,505
		487,709

Shares		Value (Note 2)
Preferred Stocks (continued)		
	Germany - 0.05%	
700	Fuchs Petrolub AG	$ 37,931
	Total Preferred Stocks (Cost $520,232)	525,640
Investment Company - 3.17%		
	United States - 3.17%	
2,380,670	SSgA Prime Money Market Fund	2,380,670
	Total Investment Company (Cost $2,380,670)	2,380,670
Total Investments - 99.50%***		
(Cost $81,159,157**)		74,822,662
Net Other Assets and Liabilities - 0.50%		
		378,484
Total Net Assets - 100.00%		
		$75,201,146

* Non-income producing.

** Aggregate cost for Federal tax purposes was $83,282,237.

*** The aggregate amount of foreign securities fair valued pursuant to a systematic fair valuation model as a percent of net assets was 66.91%.

(C) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors." The securities have been determined to be liquid under guidelines established by the Board of Trustees.

(L) Security valued at fair value using methods determined in good faith by or at the discretion of the Board of Trustees (see Note 2).

ADR American Depositary Receipt.

GDR Global Depositary Receipt.

PLC Public Limited Company.

SDR Swedish Depositary Receipt.

See accompanying Notes to Financial Statements.

Other Information:

Industry Concentration

	% of Net Assets
Oil, Gas & Consumable Fuels	10.2%
Commercial Banks	10.1%
Pharmaceuticals	6.5%
Insurance	5.7%
Diversified Telecommunication Services	4.4%
Tobacco	4.3%
Food Products	4.2%
Wireless Telecommunication Services	3.8%
Net Other Assets & Liabilities	3.7%
Communications Equipment	3.2%
Electrical Equipment	3.0%
Real Estate Management & Development	3.0%
Capital Markets	2.9%
Electric Utilities	2.8%
Commercial Services & Supplies	2.7%
Electronic Equipment & Instruments	2.5%
Beverages	2.1%
Distributors	1.8%
Aerospace & Defense	1.7%
Office Electronics	1.7%
Gas Utilities	1.5%
Construction Materials	1.5%
Food & Staples Retailing	1.4%
Machinery	1.4%
Air Freight & Logistics	1.1%
Metals & Mining	1.1%
Industrial Conglomerates	1.1%
Household Products	1.0%
Hotels, Restaurants & Leisure	1.0%
IT Services	1.0%
Automobiles	0.8%

	% of Net Assets
Media	0.7%
Construction & Engineering	0.7%
Diversified Financial Services	0.7%
Transportation Infrastructure	0.6%
Chemicals	0.5%
Specialty Retail	0.5%
Computers & Peripherals	0.5%
Personal Products	0.4%
Semiconductors & Semiconductor Equipment	0.4%
Health Care Equipment & Supplies	0.4%
Textiles, Apparel & Luxury Goods	0.3%
Software	0.2%
Household Durables	0.2%
Paper & Forest Products	0.2%
Energy Equipment & Services	0.2%
Leisure Equipment & Products	0.1%
Health Care Providers & Services	0.1%
Multiline Retail	0.1%
Multi-Utilities*	0.0%
Marine*	0.0%
	100.0%

*Rounds to 0.0%

The industry classification method used for purposes of this report's allocation charts and portfolio of investments schedules may differ from the industry subclassification(s) used for Trust compliance purposes.

See accompanying Notes to Financial Statements.

Target Retirement 2020 Fund Portfolio of Investments (Unaudited)

Portfolio Allocation as a Percentage of Net Assets as of June 30, 2009



Alternative Asset Classes 2%
Bond Funds 23%
Stock Funds 54%
Foreign Stock Funds 20%
Money Market Funds and Other Net Assets 1%

Portfolio Holdings as a Percentage of Total Market Value as of June 30, 2009

MEMBERS Large Cap Growth Fund, Class Y	12%
MEMBERS High Income Fund, Class Y	10%
MEMBERS International Stock Fund, Class Y	9%
Laudus International MarketMasters Fund	8%
MEMBERS Large Cap Value Fund, Class Y	8%
Manning & Napier Equity Series Fund	6%
MEMBERS Bond Fund, Class Y	6%
CRM Mid Cap Value Fund	6%
Neuberger Berman Partners Fund, Institutional Class	5%
Victory Special Value Fund, Class I	5%
Gateway Fund, Class Y	5%
Dodge & Cox Income Fund	4%
Royce Value Fund, Institutional Class	4%
MEMBERS Small Cap Value Fund, Class Y	3%
Oppenheimer International Bond Fund, Class Y	3%
Principal International Emerging Markets Fund, Institutional Class	3%
PIMCO CommodityRealReturn Strategy Fund, Institutional Class	2%
SSgA Prime Money Market Fund	1%

Shares		Value (Note 2)
	Investment Companies - 100.04%	
	Alternative Asset Class Funds - 1.93%	
34,785	PIMCO Commodity RealReturn Strategy Fund, Institutional Class	$ 248,361
	Bond Funds - 22.71%	
39,811	Dodge & Cox Income Fund	490,872
81,398	MEMBERS Bond Fund, Class Y (R)	806,653
200,269	MEMBERS High Income Fund, Class Y (R)	1,233,655
65,932	Oppenheimer International Bond Fund, Class Y	398,892
		2,930,072
	Stock Funds - 54.39%	
34,583	CRM Mid Cap Value Fund, Institutional Class	709,304
25,360	Gateway Fund, Class Y	600,274
58,035	Manning & Napier Equity Series Fund	808,424
132,182	MEMBERS Large Cap Growth Fund, Class Y (R)	1,586,180
	Stock Funds (continued)	
107,067	MEMBERS Large Cap Value Fund, Class Y (R)	$ 1,011,782
61,429	MEMBERS Small Cap Value Fund, Class Y (R)	427,548
37,258	Neuberger Berman Partners Fund, Institutional Class	695,979
60,450	Royce Value Fund, Institutional Class *	488,432
63,310	Victory Special Value Fund, Class I	689,447
		7,017,370
	Foreign Stock Funds - 20.27%	
85,251	Laudus International Market Masters Fund	1,078,419
135,931	MEMBERS International Stock Fund, Class Y (R)	1,170,367
21,179	Principal International Emerging Markets Fund, Institutional Class	366,185
		2,614,971

See accompanying Notes to Financial Statements.

Shares		Value (Note 2)

Investment Companies (continued)

Money Market Funds - 0.74%

95,928 SSgA Prime Money Market
Fund... $ 95,928

Total Investment Companies - 100.04%
(Cost $13,537,124**)   12,906,702

Net Other Assets and Liabilities - (0.04)%

(4,606)

Total Net Assets - 100.00%

$12,902,096

---

  * Non-income producing.
 ** Aggregate cost for Federal tax purposes was
    $14,595,853.
(R) Affiliated Company (see Note 10).

Portfolio Allocation as a Percentage of Net Assets
as of June 30, 2009



Alternative Asset Classes 2%
Foreign Stock Funds 25%
Money Market Funds and Other Net Assets 1%
Bond Funds 13%
Stock Funds 59%

Portfolio Holdings as a Percentage of Total Market Value
as of June 30, 2009

MEMBERS Large Cap Growth Fund, Class Y	12%	Gateway Fund, Class Y	6%
MEMBERS International Stock Fund, Class Y	11%	MEMBERS Bond Fund, Class Y	4%
Laudus International MarketMasters Fund	10%	Royce Value Fund, Institutional Class	4%
MEMBERS High Income Fund, Class Y	9%	Principal International Emerging	
MEMBERS Large Cap Value Fund, Class Y	7%	Markets Fund, Institutional Class	4%
Victory Special Value Fund, Class I	7%	MEMBERS Small Cap Value Fund, Class Y	4%
CRM Mid Cap Value Fund	7%	PIMCO CommodityRealReturn	
Neuberger Berman Partners Fund,		Strategy Fund, Institutional Class	2%
Institutional Class	6%	SSgA Prime Money Market Fund	1%
Manning & Napier Equity Series Fund	6%		

Shares		Value (Note 2)
	Investment Companies - 100.04%	
	Alternative Asset Class Funds - 1.92%	
34,396	PIMCO Commodity RealReturn Strategy Fund, Institutional Class	$ 245,585
	Bond Funds - 13.02%	
56,913	MEMBERS Bond Fund, Class Y (R)	564,008
178,522	MEMBERS High Income Fund, Class Y (R)	1,099,697
		1,663,705
	Stock Funds - 59.43%	
42,912	CRM Mid Cap Value Fund, Institutional Class	880,121
29,007	Gateway Fund, Class Y	686,603
55,908	Manning & Napier Equity Series Fund	778,805
130,869	MEMBERS Large Cap Growth Fund, Class Y (R)	1,570,431
98,582	MEMBERS Large Cap Value Fund, Class Y (R)	931,599
70,806	MEMBERS Small Cap Value Fund, Class Y (R)	492,810
43,447	Neuberger Berman Partners Fund, Institutional Class	811,599

Shares		Value (Note 2)
	Stock Funds (continued)	
68,165	Royce Value Fund, Institutional Class *	$ 550,770
81,930	Victory Special Value Fund, Class I	892,219
		7,594,957
	Foreign Stock Funds - 24.93%	
100,576	Laudus International Market Masters Fund	1,272,285
163,649	MEMBERS International Stock Fund, Class Y (R)	1,409,021
29,218	Principal International Emerging Markets Fund, Institutional Class	505,179
		3,186,485
	Money Market Funds - 0.74%	
93,953	SSgA Prime Money Market Fund	93,953
	Total Investment Companies - 100.04% (Cost $13,791,336**)	12,784,685

See accompanying Notes to Financial Statements.

	Value (Note 2)
Net Other Assets and Liabilities - (0.04)%	
	$ (4,580)
Total Net Assets - 100.00%	
	$12,780,105

    * Non-income producing.

  ** Aggregate cost for Federal tax purposes was $14,240,910.

(R) Affiliated Company (see Note 10).

Portfolio Allocation as a Percentage of Net Assets
as of June 30, 2009



Alternative Asset Classes 2%
Foreign Stock Funds 28%
Money Market Funds and Other Net Assets 1%
Bond Funds 4%
Stock Funds 65%

Portfolio Holdings as a Percentage of Total Market Value
as of June 30, 2009

MEMBERS Large Cap Growth Fund, Class Y	12%	Gateway Fund, Class Y	5%
Laudus International MarketMasters Fund	12%	Principal International Emerging	
MEMBERS International Stock Fund, Class Y	11%	Markets Fund, Institutional Class	5%
Victory Special Value Fund, Class I	9%	Royce Value Fund, Institutional Class	5%
CRM Mid Cap Value Fund	9%	MEMBERS Small Cap Value Fund, Class Y	4%
MEMBERS Large Cap Value Fund, Class Y	7%	MEMBERS Bond Fund, Class Y	4%
Neuberger Berman Partners Fund,		PIMCO CommodityRealReturn Strategy Fund,	
Institutional Class	7%	Institutional Class	2%
Manning & Napier Equity Series Fund	7%	SSgA Prime Money Market Fund	1%

Shares		Value (Note 2)
Investment Companies - 100.04%		
	Alternative Asset Class Funds - 1.91%	
28,936	PIMCO Commodity RealReturn Strategy Fund, Institutional Class	$ 206,603
	Bond Funds - 3.97%	
43,329	MEMBERS Bond Fund, Class Y (R)	429,390
	Stock Funds - 65.35%	
46,698	CRM Mid Cap Value Fund, Institutional Class	957,785
24,741	Gateway Fund, Class Y	585,629
51,356	Manning & Napier Equity Series Fund	715,385
110,775	MEMBERS Large Cap Growth Fund, Class Y (R)	1,329,297
83,124	MEMBERS Large Cap Value Fund, Class Y (R)	785,523
67,515	MEMBERS Small Cap Value Fund, Class Y (R)	469,901
39,677	Neuberger Berman Partners Fund, Institutional Class	741,157
64,880	Royce Value Fund, Institutional Class *	524,233
89,141	Victory Special Value Fund, Class I	970,742
		7,079,652

Shares		Value (Note 2)
	Foreign Stock Funds - 28.08%	
98,572	Laudus International Market Masters Fund	$ 1,246,935
144,054	MEMBERS International Stock Fund, Class Y (R)	1,240,301
32,078	Principal International Emerging Markets Fund, Institutional Class	554,630
		3,041,866
	Money Market Funds - 0.73%	
79,244	SSgA Prime Money Market Fund	79,244
	Total Investment Companies - 100.04% (Cost $11,425,257**)	10,836,755

Net Other Assets and Liabilities - (0.04)%

$ (3,883)

Total Net Assets - 100.00%

$10,832,872

* Non-income producing.

** Aggregate cost for Federal tax purposes was $11,911,920.

(R) Affiliated Company (see Note 10).

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of June 30, 2009 (Unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund
Assets:			
Investments in securities, at cost			
Unaffiliated issuers	$ 48,153,661	$ 93,962,416	$ 34,603,917
Affiliated issuers[1]	107,637,523	239,162,357	78,580,932
Net unrealized appreciation (depreciation)			
Unaffiliated issuers	(796,167)	(9,744,792)	(6,701,830)
Affiliated issuers[1]	(9,411,572)	(40,374,254)	(15,676,150)
Total investments at value	145,583,445	283,005,727	90,806,869
Cash	100	200	59
Receivables:			
Investments sold	–	–	12,039
Fund shares sold	285,432	202,423	1,014
Dividends and interest	31	58	33
Due from Advisor, net	–	–	–
Total Assets	145,869,008	283,208,408	90,820,014
Liabilities:			
Payables:			
Investments purchased	216,143	202,287	–
Fund shares repurchased	69,289	136	13,053
Accrued management fees	35,703	69,674	22,450
Distribution fees – Class II[2]	304	489	10
Accrued expenses and other payables	5,275	10,453	3,148
Total Liabilities	326,714	283,039	38,661
Net Assets	$145,542,294	$282,925,369	$ 90,781,353
Net Assets consist of:			
Paid-in capital	$166,745,451	$373,646,586	$126,942,842
Accumulated undistributed (distribution in excess of) net investment income	695,799	822,244	96,057
Accumulated net realized loss on investments sold and foreign currency related transactions	(11,691,217)	(41,424,415)	(13,879,566)
Unrealized appreciation (depreciation) of investments (including appreciation (depreciation) of foreign currency related transactions)	(10,207,739)	(50,119,046)	(22,377,980)
Net Assets	$145,542,294	$282,925,369	$ 90,781,353
Class I Shares:			
Net Assets	143,606,941	280,354,573	90,706,736
Shares of beneficial interest outstanding	16,261,394	35,500,271	12,842,318
Net Asset Value and redemption price per share	$ 8.83	$ 7.90	$ 7.06
Class II Shares[2]:			
Net Assets	1,935,353	2,570,796	74,617
Shares of beneficial interest outstanding	219,232	325,658	10,568
Net Asset Value and redemption price per share	$ 8.83	$ 7.89	$ 7.06

1 See Note 10 for information on affiliated issuers.

2 Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Money Market Fund	Bond Fund	High Income Fund	Diversified Income Fund	Large Cap Value Fund	Large Cap Growth Fund
	$115,755,486	$526,999,936	$101,275,805	$419,394,335	$ 646,560,280	$ 378,959,894
	–	–	–	–	–	–
	–	(2,769,010)	(3,588,224)	(22,098,338)	(83,325,905)	21,460,648
	–	–	–	–	–	–
	115,755,486	524,230,926	97,687,581	397,295,997	563,234,375	400,420,542
	112	455	78	324	433	288
	–	2,924,109	–	1,585,652	30,067,770	5,418,659
	188	280,368	34,442	–	291,779	162,286
	226,900	4,704,262	1,974,940	2,867,959	792,163	297,189
	20,388	–	–	–	–	–
	116,003,074	532,140,120	99,697,041	401,749,932	594,386,520	406,298,964
	–	–	480,626	–	28,993,853	10,498,546
	112,183	12,977	112	37,965	25,048	4,140
	43,959	239,626	61,217	230,196	280,950	263,268
	–	219	33	177	69	121
	5,504	22,841	3,967	16,508	22,311	15,012
	161,646	275,663	545,955	284,846	29,322,231	10,781,087
	$115,841,428	$531,864,457	$ 99,151,086	$401,465,086	$ 565,064,289	$ 395,517,877
	$115,841,428	$543,785,233	$118,766,256	$476,363,393	$ 771,652,220	$ 489,817,360
	–	3,928,272	1,258,370	3,103,358	2,084,225	596,480
	–	(13,080,038)	(17,285,316)	(55,903,327)	(125,346,251)	(116,356,611)
	–	(2,769,010)	(3,588,224)	(22,098,338)	(83,325,905)	21,460,648
	$115,841,428	$531,864,457	$ 99,151,086	$401,465,086	$ 565,064,289	$ 395,517,877
	115,840,378	530,254,248	98,906,847	400,257,212	564,538,096	394,597,492
	115,840,378	52,825,543	11,834,494	28,177,453	30,461,024	23,781,610
	$ 1.00	$ 10.04	$ 8.36	$ 14.20	$ 18.53	$ 16.59
	1,050	1,610,209	244,239	1,207,874	526,193	920,385
	1,050	160,475	29,235	85,066	28,403	55,491
	$ 1.00	$ 10.03	$ 8.35	$ 14.20	$ 18.53	$ 16.59

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of June 30, 2009 (Unaudited)

	Mid Cap Value Fund	Mid Cap Growth Fund	Small Cap Value Fund
Assets:			
Investments in securities, at cost			
Unaffiliated issuers	$177,184,343	$ 184,264,789	$ 7,944,555
Affiliated issuers[1]	–	–	–
Net unrealized appreciation (depreciation)			
Unaffiliated issuers	(13,349,764)	18,834,318	(1,426,749)
Affiliated issuers[1]	–	–	–
Total investments at value	163,834,579	203,099,107	6,517,806
Cash	119	138	5
Foreign currency[2]			
Receivables:			
Investments sold	19,990,418	1,268,618	23,215
Fund shares sold	95,691	159,798	23,757
Dividends and interest	314,823	59,329	6,732
Other assets	1,176	–	–
Total Assets	184,236,806	204,586,990	6,571,515
Liabilities:			
Payables:			
Investments purchased	23,474,258	1,152,764	–
Fund shares repurchased	14,072	9,371	65
Accrued management fees	132,871	145,963	5,990
Distribution fees – Class II[3]	60	37	16
Accrued expenses and other payables	6,163	7,351	237
Total Liabilities	23,627,424	1,315,486	6,308
Net Assets	$ 160,609,382	$ 203,271,504	$ 6,565,207
Net Assets consist of:			
Paid-in capital	$ 246,894,297	$ 314,015,647	$ 8,956,552
Accumulated undistributed (distribution in excess of) net investment income	483,233	(128,683)	13,718
Accumulated net realized loss on investments sold and foreign currency related transactions	(73,418,384)	(129,449,778)	(978,314)
Unrealized appreciation (depreciation) of investments (including appreciation (depreciation) of foreign currency related transactions)	(13,349,764)	18,834,318	(1,426,749)
Net Assets	$160,609,382	$ 203,271,504	$ 6,565,207
Class I Shares:			
Net Assets	160,153,975	202,986,888	6,435,618
Shares of beneficial interest outstanding	16,322,587	55,592,137	965,106
Net Asset Value and redemption price per share	$ 9.81	$ 3.65	$ 6.67
Class II Shares[3]:			
Net Assets	455,407	284,616	129,589
Shares of beneficial interest outstanding	46,432	77,976	19,441
Net Asset Value and redemption price per share	$ 9.81	$ 3.65	$ 6.67

[1] See Note 10 for information on affiliated issuers.

[2] Cost of Foreign Currency of $48,043 and $207,764 for the Global Securities and International Stock Funds, respectively.

[3] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Small Cap Growth Fund	Global Securities Fund	International Stock Fund	Target Retirement 2020 Fund	Target Retirement 2030 Fund	Target Retirement 2040 Fund
	$ 3,973,728	$ 45,207,879	$ 81,159,157	$ 7,073,136	$ 7,465,750	$ 7,046,726
	–	–	–	6,463,988	6,325,586	4,378,531
	121,518	(16,797,105)	(6,336,495)	(402,619)	(748,631)	(464,383)
	–	–	–	(227,803)	(258,020)	(124,119)
	4,095,246	28,410,774	74,822,662	12,906,702	12,784,685	10,836,755
	893	21	54	8	8	6
		47,779	212,048			
	–	166,538	105,376	–	–	–
	78	34,560	63,920	16,714	11,435	8,232
	958	55,529	224,831	4	5	6
	–	11,703	138,635	–	–	–
	4,097,175	28,726,904	75,567,526	12,923,428	12,796,133	10,844,999
	–	117,613	250,287	16,713	11,435	8,232
	51	–	37,810	–	–	–
	3,750	22,541	75,200	4,193	4,180	3,547
	–	19	81	–	–	–
	155	1,089	3,002	426	413	348
	3,956	141,262	366,380	21,332	16,028	12,127
	$ 4,093,219	$ 28,585,642	$ 75,201,146	$12,902,096	$12,780,105	$10,832,872
	$ 7,234,174	$ 51,827,811	$104,130,853	$15,521,704	$15,285,899	$12,944,306
	(2,156)	495,295	1,091,597	29,062	17,357	3,065
	(3,260,317)	(6,942,393)	(23,696,549)	(2,018,248)	(1,516,500)	(1,525,997)
	121,518	(16,795,071)	(6,324,755)	(630,422)	(1,006,651)	(588,502)
	$ 4,093,219	$ 28,585,642	$ 75,201,146	$12,902,096	$12,780,105	$10,832,872
	4,089,307	28,425,669	74,575,989	12,901,045	12,779,051	10,831,814
	723,973	4,923,988	9,260,999	1,966,142	2,037,594	1,829,058
	$ 5.65	$ 5.77	$ 8.05	$ 6.56	$ 6.27	$ 5.92
	3,912	159,973	625,157	1,051	1,054	1,058
	693	27,722	77,661	160	168	179
	$ 5.65	$ 5.77	$ 8.05	$ 6.56	$ 6.27	$ 5.92

See accompanying Notes to Financial Statements.

Statements of Operations For the Period Ended June 30, 2009 (Unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund
Investment Income:			
Interest	$ 226	$ 283	$ 284
Dividends			
Unaffiliated issuers	764,864	949,555	110,268
Affiliated issuers[1]	1,255,831	1,676,986	226,311
Less: Foreign taxes withheld	–	–	–
Total investment income	2,020,921	2,626,824	336,863
Expenses:			
Management fees	188,522	374,079	112,169
Trustees' fees	2,561	5,081	1,524
Audit fees	5,189	10,305	3,082
Distribution fees – Class II[2]	377	579	13
Compliance expense	2,933	5,844	1,727
Total expenses before waiver	199,582	395,888	118,515
Less waiver	–	–	–
Total expenses net of waiver	199,582	395,888	118,515
Net Investment Income	1,821,339	2,230,936	218,348
Realized and Unrealized Gain (Loss) on Investments:			
Net realized loss on investments (including net realized gain (loss) on foreign currency related transactions)			
Unaffiliated issuers	(5,961,936)	(7,253,363)	(203,389)
Affiliated issuers[1]	(819,359)	(2,464,737)	(552,819)
Capital gain distributions received from underlying funds			
Unaffiliated issuers	31,077	35,830	–
Net change in unrealized appreciation (depreciation) on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)	12,213,928	22,935,228	7,306,084
Net Realized and Unrealized Gain (Loss) on Investments	5,463,710	13,252,958	6,549,876
Net Increase (Decrease) in Net Assets from Operations	$ 7,285,049	$15,483,894	$6,768,224

1 See Note 10 for information on affiliated issuers.
2 Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Money Market Fund	Bond Fund	High Income Fund	Diversified Income Fund	Large Cap Value Fund	Large Cap Growth Fund
	$231,070	$14,130,827	$ 4,144,603	$ 7,086,629	$ 14,236	$ 28,078
	–	–	–	3,526,699	9,656,039	2,946,437
	–	–	–	–	–	–
	–	–	–	–	–	(335)
	231,070	14,130,827	4,144,603	10,613,328	9,670,275	2,974,180
	299,684	1,513,555	356,829	1,387,082	1,601,794	1,433,448
	2,714	11,214	1,939	8,075	10,879	7,302
	5,552	23,386	3,944	16,442	22,118	14,821
	2	278	39	237	81	158
	3,271	13,325	2,270	9,490	12,662	8,425
	311,223	1,561,758	365,021	1,421,326	1,647,534	1,464,154
	(85,562)	–	–	–	–	–
	225,661	1,561,758	365,021	1,421,326	1,647,534	1,464,154
	5,409	12,569,069	3,779,582	9,192,002	8,022,741	1,510,026
	–	(6,797,752)	(3,301,404)	(38,284,220)	(26,023,766)	(28,306,106)
	–	–	–	–	–	–
	–	–	–	–	–	–
	–	8,408,425	14,513,195	26,619,814	(5,226,529)	77,108,397
	–	1,610,673	11,211,791	(11,664,406)	(31,250,295)	48,802,291
	$ 5,409	$14,179,742	$14,991,373	$ (2,472,404)	$(23,227,554)	$ 50,312,317

See accompanying Notes to Financial Statements.

Statements of Operations For the Period Ended June 30, 2009 (Unaudited)

	Mid Cap Value Fund	Mid Cap Growth Fund	Small Cap Value Fund
Investment Income:			
Interest	$ 13,653	$ 15,122	$ 666
Dividends			
Unaffiliated issuers	1,896,534	613,098	60,652
Affiliated issuers[2]	–	–	–
Less: Foreign taxes withheld	–	(314)	–
Total investment income	1,910,187	627,906	61,318
Expenses:			
Management fees	736,009	741,741	31,239
Trustees' fees	2,999	3,556	116
Audit fees	6,091	7,204	234
Distribution fees – Class II[3]	79	48	19
Compliance expense	3,469	4,040	134
Total expenses	748,647	756,589	31,742
Net Investment Income (loss)	1,161,540	(128,683)	29,576
Realized and Unrealized Gain (Loss) on Investments:			
Net realized loss on investments (including net realized gain (loss) on foreign currency related transactions)			
Unaffiliated issuers	(30,791,285)	(62,010,189)	(547,954)
Affiliated issuers[2]	–	–	–
Capital gain distributions received from underlying funds			
Unaffiliated issuers	–	–	–
Net change in unrealized appreciation (depreciation) on investments (including net unrealized appreciation (depreciation) on foreign currency related transactions)[1]	34,620,518	97,040,043	693,149
Net Realized and Unrealized Gain (Loss) on Investments	3,829,233	35,029,854	145,195
Net Increase in Net Assets from Operations	$ 4,990,773	$ 34,901,171	$ 174,771

1 Net of deferred foreign capital gains taxes of $1,827 for the International Stock Fund.
2 See Note 10 for information on affiliated issuers.
3 Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Small Cap Growth Fund	Global Securities Fund	International Stock Fund	Target Retirement 2020 Fund	Target Retirement 2030 Fund	Target Retirement 2040 Fund
	$ 224	$ 930	$ 7,331	$ 27	$ 32	$ 42
	18,609	658,137	1,825,066	39,607	20,179	15,060
	–	–	–	51,526	40,972	5,868
	–	(37,976)	(188,152)	–	–	–
	18,833	621,091	1,644,245	91,160	61,183	20,970
	20,664	123,554	400,641	20,213	19,631	16,347
	77	530	1,361	206	200	167
	155	1,076	2,760	416	403	336
	1	23	107	–	1	–
	92	613	1,565	233	226	183
	20,989	125,796	406,434	21,068	20,461	17,033
	(2,156)	495,295	1,237,811	70,092	40,722	3,937
	(933,722)	(6,028,727)	(9,611,699)	(181,945)	(120,002)	(67,957)
	–	–	–	(78,841)	(32,756)	(23,240)
	–	–	–	897	581	–
	943,765	5,254,078	12,352,909	1,262,189	1,311,681	1,134,443
	10,043	(774,649)	2,741,210	1,002,300	1,159,504	1,043,246
	$ 7,887	$ (279,354)	$ 3,979,021	$1,072,392	$1,200,226	$1,047,183

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Conservative Allocation Fund		Moderate Allocation Fund	
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08
Net Assets at beginning of period	$116,678,068	$ 66,747,325	$243,761,079	$218,280,994
Increase (decrease) in net assets from operations:				
Net investment income	1,821,339	3,618,523	2,230,936	5,594,298
Net realized gain (loss)	(6,750,218)	(4,664,913)	(9,682,270)	(31,179,507)
Net change in unrealized appreciation (depreciation)	12,213,928	(20,937,322)	22,935,228	(68,550,378)
Net increase (decrease) in net assets from operations	7,285,049	(21,983,712)	15,483,894	(94,135,587)
Distributions to shareholders from:				
Net investment income				
Class I	(1,366,028)	(3,634,290)	(1,800,414)	(5,366,853)
Net realized gains				
Class I	–	(1,067,962)	–	(4,983,537)
Total distributions	(1,366,028)	(4,702,252)	(1,800,414)	(10,350,390)
Capital Stock transactions:				
Class I Shares				
Shares sold	25,194,603	84,012,864	29,262,603	129,854,947
Issued to shareholders in reinvestment of distributions	1,366,028	4,702,252	1,800,414	10,350,390
Shares redeemed	(5,533,691)	(12,098,409)	(8,126,430)	(10,239,275)
Net increase (decrease) from capital stock transactions	21,026,940	76,616,707	22,936,587	129,966,062
Class II Shares[1]:				
Shares sold	2,085,628	–	3,816,712	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(167,363)	–	(1,272,489)	–
Net increase from capital stock transactions	1,918,265	–	2,544,223	–
Total increase (decrease) in net assets	28,864,226	49,930,743	39,164,290	25,480,085
Net assets at end of period	$145,542,294	$116,678,068	$282,925,369	$243,761,079
Undistributed (distributions in excess of) net investment income	$ 695,799	$ 240,488	$ 822,244	$ 391,722
Capital Share transactions:				
Class I Shares				
Shares sold	3,009,104	8,261,031	3,969,817	12,933,160
Issued to shareholders in reinvestment of distributions	160,675	531,666	238,573	1,184,768
Shares redeemed	(669,972)	(1,231,070)	(1,148,203)	(1,144,403)
Net increase (decrease) from capital share transactions	2,499,807	7,561,627	3,060,187	12,973,525
Class II Shares[1]:				
Shares sold	238,420	–	485,210	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(19,188)	–	(159,552)	–
Net increase from capital share transactions	219,232	–	325,658	–

---

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Aggressive Allocation Fund		Money Market Fund		Bond Fund	
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Six Months Ended 6/30/09 (unaudited)**	**For the Year Ended 12/31/08**	**Six Months Ended 6/30/09 (unaudited)**	**For the Year Ended 12/31/08**
	$69,616,011	$ 68,119,997	$159,348,665	$111,332,534	$572,562,403	$646,233,453
	218,348	737,299	5,409	2,016,801	12,569,069	29,819,947
	(756,208)	(12,776,327)	–	19,466	(6,797,752)	772,456
	7,306,084	(29,087,936)	–	–	8,408,425	(14,489,323)
	6,768,224	(41,126,964)	5,409	2,036,267	14,179,742	16,103,080
	(191,367)	(668,223)	(5,409)	(2,036,267)	(9,196,045)	(29,315,915)
	–	(2,705,263)	–	–	–	–
	(191,367)	(3,373,486)	(5,409)	(2,036,267)	(9,196,045)	(29,315,915)
	15,920,326	47,294,376	12,819,647	108,119,221	21,412,583	38,082,556
	191,367	3,373,486	5,409	2,036,267	9,196,045	29,315,915
	(1,597,069)	(4,671,398)	(56,333,343)	(62,139,357)	(77,880,249)	(127,856,686)
	14,514,624	45,996,464	(43,508,287)	48,016,131	(47,271,621)	(60,458,215)
	73,876	–	80,036	–	1,601,348	–
	–	–	–	–	–	–
	(15)	–	(78,986)	–	(11,370)	–
	73,861	–	1,050	–	1,589,978	–
	21,165,342	1,496,014	(43,507,237)	48,016,131	(40,697,946)	(73,671,050)
	$90,781,353	$ 69,616,011	$115,841,428	$159,348,665	$531,864,457	$572,562,403
	$ 96,057	$ 69,076	$ –	$ –	$ 3,928,272	$ 555,248
	2,487,948	4,898,248	12,819,647	108,119,221	2,151,422	3,694,547
	28,682	353,586	5,409	2,036,267	932,697	2,939,189
	(265,587)	(527,898)	(56,333,343)	(62,139,357)	(7,840,678)	(12,480,000)
	2,251,043	4,723,936	(43,508,287)	48,016,131	(4,756,559)	(5,846,264)
	10,570	–	80,036	–	161,616	–
	–	–	–	–	–	–
	(2)	–	(78,986)	–	(1,141)	–
	10,568	–	1,050	–	160,475	–

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	High Income Fund		Diversified Income Fund	
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Six Months Ended 6/30/09** (unaudited)	**For the Year Ended 12/31/08**
Net Assets at beginning of period	$90,728,399	$135,044,915	$438,046,968	$ 637,606,291
Increase (decrease) in net assets from operations:				
Net investment income	3,779,582	8,590,695	9,192,002	23,476,423
Net realized loss	(3,301,404)	(11,911,310)	(38,284,220)	(17,051,142)
Net change in unrealized appreciation (depreciation)	14,513,195	(14,023,592)	26,619,814	(82,034,000)
Net increase (decrease) in net assets from operations	14,991,373	(17,344,207)	(2,472,404)	(75,608,719)
Distributions to shareholders from:				
Net investment income				
Class I	(2,678,684)	(9,037,895)	(6,397,258)	(23,213,706)
Net realized gains				
Class I	–	–	–	(534,313)
Total distributions	(2,678,684)	(9,037,895)	(6,397,258)	(23,748,019)
Capital Stock transactions:				
Class I Shares				
Shares sold	3,100,257	3,099,561	5,104,673	5,937,046
Issued to shareholders in reinvestment of distributions	2,678,684	9,037,895	6,397,258	23,748,019
Shares redeemed	(9,912,055)	(30,071,870)	(40,409,393)	(129,887,650)
Net decrease from capital stock transactions	(4,133,114)	(17,934,414)	(28,907,462)	(100,202,585)
Class II Shares[1]:				
Shares sold	246,121	–	1,241,977	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(3,009)	–	(46,735)	–
Net increase from capital stock transactions	243,112	–	1,195,242	–
Total increase (decrease) in net assets	8,422,687	(44,316,516)	(36,581,882)	(199,559,323)
Net assets at end of period	$99,151,086	$ 90,728,399	$401,465,086	$ 438,046,968
Undistributed (distributions in excess of) net investment income	$ 1,258,370	$ 157,472	$ 3,103,358	$ 308,614
Capital Share transactions:				
Class I Shares				
Shares sold	389,321	377,537	372,648	360,534
Issued to shareholders in reinvestment of distributions	333,480	1,219,447	470,133	1,641,275
Shares redeemed	(1,250,147)	(3,386,525)	(2,958,518)	(7,897,382)
Net decrease from capital share transactions	(527,346)	(1,789,541)	(2,115,737)	(5,895,573)
Class II Shares[1]:				
Shares sold	29,603	–	88,358	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(368)	–	(3,292)	–
Net increase from capital share transactions	29,235	–	85,066	–

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Large Cap Value Fund		Large Cap Growth Fund		Mid Cap Value Fund	
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08
	$ 609,443,601	$1,229,433,349	$352,473,289	$ 665,239,561	$157,948,916	$ 317,338,350
	8,022,741	22,073,694	1,510,026	3,342,922	1,161,540	3,904,573
	(26,023,766)	(99,539,308)	(28,306,106)	(86,382,103)	(30,791,285)	(43,084,929)
	(5,226,529)	(312,297,708)	77,108,397	(151,997,328)	34,620,518	(67,225,588)
	(23,227,554)	(389,763,322)	50,312,317	(235,036,509)	4,990,773	(106,405,944)
	(6,300,982)	(21,524,382)	(943,450)	(3,336,233)	(690,475)	(3,619,123)
	–	(840,025)	–	(1,186,434)	–	(403,215)
	(6,300,982)	(22,364,407)	(943,450)	(4,522,667)	(690,475)	(4,022,338)
	12,934,717	15,895,797	12,422,492	47,534,033	7,545,380	10,959,054
	6,300,982	22,364,407	943,450	4,522,667	690,475	4,022,338
	(34,618,898)	(246,122,223)	(20,605,076)	(125,263,796)	(10,332,829)	(63,942,544)
	(15,383,199)	(207,862,019)	(7,239,134)	(73,207,096)	(2,096,974)	(48,961,152)
	535,723	–	918,601	–	459,009	–
	–	–	–	–	–	–
	(3,300)	–	(3,746)	–	(1,867)	–
	532,423	–	914,855	–	457,142	–
	(44,379,312)	(619,989,748)	43,044,588	(312,766,272)	2,660,466	(159,389,434)
	$ 565,064,289	$ 609,443,601	$395,517,877	$ 352,473,289	$160,609,382	$ 157,948,916
	$ 2,084,225	$ 362,466	$ 596,480	$ 29,904	$ 483,233	$ 12,168
	743,042	685,787	827,956	2,377,672	818,954	871,303
	364,743	1,150,037	60,896	284,492	74,179	403,077
	(2,036,527)	(9,493,310)	(1,418,315)	(6,834,822)	(1,172,662)	(5,364,886)
	(928,742)	(7,657,486)	(529,463)	(4,172,658)	(279,529)	(4,090,506)
	28,585	–	55,716	–	46,622	–
	–	–	–	–	–	–
	(182)	–	(225)	–	(190)	–
	28,403	–	55,491	–	46,432	–

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Mid Cap Growth Fund		Small Cap Value Fund	
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Six Months Ended 6/30/09 (unaudited)**	**For the Year Ended 12/31/08**
Net Assets at beginning of period	$166,464,913	$ 367,318,262	$5,985,697	$ 5,623,660
Increase (decrease) in net assets from operations:				
Net investment income (loss)	(128,683)	247,666	29,576	63,947
Net realized loss	(62,010,189)	(62,918,236)	(547,954)	(391,085)
Net change in unrealized appreciation (depreciation)	97,040,043	(97,671,167)	693,149	(1,521,635)
Net increase (decrease) in net assets from operations	34,901,171	(160,341,737)	174,771	(1,848,773)
Distributions to shareholders from:				
Net investment income				
Class I	(5,837)	(241,829)	(15,858)	(58,710)
Net realized gains				
Class I	–	(3,840,199)	–	(1,246)
Total distributions	(5,837)	(4,082,028)	(15,858)	(59,956)
Capital Stock transactions:				
Class I Shares				
Shares sold	10,525,331	11,326,492	619,551	2,761,819
Issued to shareholders in reinvestment of distributions	5,837	4,082,028	15,858	59,956
Shares redeemed	(8,908,465)	(51,838,104)	(345,229)	(551,009)
Net increase (decrease) from capital stock transactions	1,622,703	(36,429,584)	290,180	2,270,766
Class II Shares[1]:				
Shares sold	289,093	–	130,438	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(539)	–	(21)	–
Net increase from capital stock transactions	288,554	–	130,417	–
Total increase (decrease) in net assets	36,806,591	(200,853,349)	579,510	362,037
Net assets at end of period	$203,271,504	$ 166,464,913	$6,565,207	$ 5,985,697
Undistributed (distributions in excess of) net investment income	$ (128,683)	$ 5,837	$ 13,718	$ –
Capital Share transactions:				
Class I Shares				
Shares sold	3,257,990	2,778,937	105,137	345,858
Issued to shareholders in reinvestment of distributions	1,753	780,262	2,521	9,415
Shares redeemed	(2,916,495)	(12,214,832)	(59,838)	(72,967)
Net increase (decrease) from capital share transactions	343,248	(8,655,633)	47,820	282,306
Class II Shares[1]:				
Shares sold	78,124	–	19,444	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	(148)	–	(3)	–
Net increase from capital share transactions	77,976	–	19,441	–

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

	Small Cap Growth Fund		Global Securities Fund		International Stock Fund	
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08
	$4,043,251	$ 6,033,896	$29,335,724	$ 56,034,069	$72,768,214	$164,151,307
	(2,156)	(8,859)	495,295	1,479,885	1,237,811	3,063,387
	(933,722)	(2,289,210)	(6,028,727)	(244,126)	(9,611,699)	(13,589,243)
	943,765	(826,558)	5,254,078	(21,001,971)	12,352,909	(48,756,010)
	7,887	(3,124,627)	(279,354)	(19,766,212)	3,979,021	(59,281,866)
	–	(559)	(48,913)	(2,174,907)	(83,748)	(2,364,650)
	–	(788)	–	(667,981)	–	(6,216,528)
	–	(1,347)	(48,913)	(2,842,888)	(83,748)	(8,581,178)
	295,424	1,984,927	940,192	1,729,364	2,920,946	5,064,766
	–	1,347	48,913	2,842,888	83,748	8,581,178
	(257,299)	(850,945)	(1,570,843)	(8,661,497)	(5,085,863)	(37,165,993)
	38,125	1,135,329	(581,738)	(4,089,245)	(2,081,169)	(23,520,049)
	3,956	–	159,947	–	621,558	–
	–	–	–	–	–	–
	–	–	(24)	–	(2,730)	–
	3,956	–	159,923	–	618,828	–
	49,968	(1,990,645)	(750,082)	(26,698,345)	2,432,932	(91,383,093)
	$4,093,219	$ 4,043,251	$28,585,642	$ 29,335,724	$75,201,146	$ 72,768,214
	$ (2,156)	$ –	$ 495,295	$ 48,913	$ 1,091,597	$ (62,466)
	55,116	237,028	181,704	216,936	408,358	495,769
	–	145	9,556	440,417	11,998	846,956
	(49,526)	(125,383)	(311,163)	(1,056,000)	(744,025)	(4,010,459)
	5,590	111,790	(119,903)	(398,647)	(323,669)	(2,667,734)
	693	–	27,726	–	78,001	–
	–	–	–	–	–	–
	–	–	(4)	–	(340)	–
	693	–	27,722	–	77,661	–

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Target Retirement 2020 Fund		Target Retirement 2030 Fund	
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08
Net Assets at beginning of period	$ 8,718,521	$ 2,523,992	$ 8,010,286	$ 1,521,478
Increase (decrease) in net assets from operations:				
Net investment income	70,092	176,516	40,722	138,548
Net realized loss	(259,889)	(1,718,359)	(152,177)	(1,334,542)
Net change in unrealized appreciation (depreciation)	1,262,189	(1,774,347)	1,311,681	(2,227,775)
Net increase (decrease) in net assets from operations	1,072,392	(3,316,190)	1,200,226	(3,423,769)
Distributions to shareholders from:				
Net investment income				
Class I	(52,451)	(211,428)	(57,357)	(139,545)
Net realized gains				
Class I	–	(35,204)	–	(25,438)
Total distributions	(52,451)	(246,632)	(57,357)	(164,983)
Capital Stock transactions:				
Class I Shares				
Shares sold	3,532,278	11,494,999	3,778,386	10,553,873
Issued to shareholders in reinvestment of distributions	52,451	246,632	57,357	164,983
Shares redeemed	(422,095)	(1,984,280)	(209,793)	(641,296)
Net increase from capital stock transactions	3,162,634	9,757,351	3,625,950	10,077,560
Class II Shares[1]:				
Shares sold	1,000	–	1,000	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	–	–	–	–
Net increase from capital stock transactions	1,000	–	1,000	–
Total increase (decrease) in net assets	4,183,575	6,194,529	4,769,819	6,488,808
Net assets at end of period	$12,902,096	$ 8,718,521	$12,780,105	$ 8,010,286
Undistributed (distributions in excess of) net investment income	$ 29,062	$ 11,421	$ 17,357	$ 33,992
Capital Share transactions:				
Class I Shares				
Shares sold	588,436	1,407,757	671,850	1,287,487
Issued to shareholders in reinvestment of distributions	8,442	38,543	9,694	26,965
Shares redeemed	(74,090)	(265,109)	(36,682)	(81,180)
Net increase from capital share transactions	522,788	1,181,191	644,862	1,233,272
Class II Shares[1]:				
Shares sold	160	–	168	–
Issued to shareholders in reinvestment of distributions	–	–	–	–
Shares redeemed	–	–	–	–
Net increase from capital share transactions	160	–	168	–

[1] Class II shares commenced investment operations on May 1, 2009.

See accompanying Notes to Financial Statements.

Target Retirement 2040 Fund

	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08
	$ 6,385,244	$ 1,192,945
	3,937	86,355
	(91,197)	(1,413,390)
	1,134,443	(1,630,888)
	1,047,183	(2,957,923)
	(32,782)	(80,259)
	–	(24,465)
	(32,782)	(104,724)
	3,526,992	8,734,729
	32,782	104,724
	(127,547)	(584,507)
	3,432,227	8,254,946
	1,000	–
	–	–
	–	–
	1,000	–
	4,447,628	5,192,299
	$10,832,872	$ 6,385,244
	$ 3,065	$ 31,910
	672,792	1,117,010
	5,891	17,272
	(25,633)	(84,076)
	653,050	1,050,206
	179	–
	–	–
	–	–
	179	–

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Conservative Allocation Fund			
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**		**Inception to 12/31/06**[1]
		2008	**2007**	
Class I				
Net Asset Value at beginning of period	$ 8.48	$ 10.77	$ 10.60	$10.00
Income from Investment Operations:				
Net investment income[3]	0.12	0.35	0.45	0.23
Net realized and unrealized gain (loss) on investments	0.32	(2.27)	(0.03)	0.51
Total from investment operations	0.44	(1.92)	0.42	0.74
Less Distributions:				
Distributions from net investment income	(0.09)	(0.27)	(0.23)	(0.14)
Distributions from capital gains	–	(0.10)	(0.02)	–
Total distributions	(0.09)	(0.37)	(0.25)	(0.14)
Net increase (decrease) in net asset value	0.35	(2.29)	0.17	0.60
Net Asset Value at end of period	$ 8.83	$ 8.48	$ 10.77	$10.60
Total Return[4]	5.23%[5]	(17.89)%	3.92%	7.34%[5]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$143,607	$116,678	$66,747	$9,113
Ratio of expenses to average net assets				
Before management fee reduction	0.32%[6]	0.31%	0.31%	0.34%[6]
After management fee reduction	0.32%[6]	0.28%	0.21%	0.24%[6]
Ratio of net investment income to average net assets	2.89%[6]	3.53%	4.12%	4.25%[6]
Portfolio Turnover	23%[5]	71%	28%	24%[5]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 8.51
Income from Investment Operations:	
Net investment income[3]	0.07
Net realized and unrealized gain (loss) on investments	0.25
Total from investment operations	0.32
Net increase (decrease) in net asset value	0.32
Net Asset Value at end of period	$ 8.83
Total Return[4]	3.69%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$1,935
Ratio of expenses to average net assets	0.58%[6]
Ratio of net investment income to average net assets	4.48%[6]
Portfolio Turnover	23%[5]

[1] Commenced investment operations June 30, 2006.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Moderate Allocation Fund			
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended December 31, 2008	2007	Inception to 12/31/06[1]
Class I				
Net Asset Value at beginning of period	$ 7.51	$ 11.21	$ 10.86	$ 10.00
Income from Investment Operations:				
Net investment income[3]	0.07	0.21	0.28	0.20
Net realized and unrealized gain (loss) on investments	0.37	(3.55)	0.32	0.79
Total from investment operations	0.44	(3.34)	0.60	0.99
Less Distributions:				
Distributions from net investment income	(0.05)	(0.17)	(0.19)	(0.13)
Distributions from capital gains	–	(0.19)	(0.06)	(0.00)[5]
Total distributions	(0.05)	(0.36)	(0.25)	(0.13)
Net increase (decrease) in net asset value	0.39	(3.70)	0.35	0.86
Net Asset Value at end of period	$ 7.90	$ 7.51	$ 11.21	$ 10.86
Total Return[4]	5.83%[6]	(30.23)%	5.56%	9.87%[6]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$280,354	$243,761	$218,281	$36,994
Ratio of expenses to average net assets				
Before management fee reduction	0.32%[7]	0.31%	0.31%	0.34%[7]
After management fee reduction	0.32%[7]	0.28%	0.21%	0.24%[7]
Ratio of net investment income to average net assets	1.79%[7]	2.20%	2.45%	3.74%[7]
Portfolio Turnover	13%[6]	69%	29%	23%[6]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 7.56
Income from Investment Operations:	
Net investment income[3]	0.03
Net realized and unrealized gain (loss) on investments	0.30
Total from investment operations	0.33
Net increase (decrease) in net asset value	0.33
Net Asset Value at end of period	$ 7.89
Total Return[4]	4.39%[6]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$2,571
Ratio of expenses to average net assets	0.57%[7]
Ratio of net investment income to average net assets	2.42%[7]
Portfolio Turnover	13%[6]

1 Commenced investment operations June 30, 2006.
2 Commenced investment operations May 1, 2009.
3 Based on average shares outstanding during the year.
4 These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
5 Amount represents less than $0.005 per share.
6 Not annualized.
7 Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Aggressive Allocation Fund			
	Six Months Ended 06/30/09 (unaudited)	**For the Year Ended December 31,**		**Inception to 12/31/06[1]**
		2008	**2007**	
Class I				
Net Asset Value at beginning of period	$ 6.57	$ 11.61	$ 11.10	$ 10.00
Income from Investment Operations:				
Net investment income[3]	0.02	0.09	0.09	0.15
Net realized and unrealized gain (loss) on investments	0.49	(4.74)	0.77	1.10
Total from investment operations	0.51	(4.65)	0.86	1.25
Less Distributions:				
Distributions from net investment income	(0.02)	(0.06)	(0.14)	(0.15)
Distributions from capital gains	–	(0.33)	(0.21)	–
Total distributions	(0.02)	(0.39)	(0.35)	(0.15)
Net increase (decrease) in net asset value	0.49	(5.04)	0.51	1.10
Net Asset Value at end of period	$ 7.06	$ 6.57	$ 11.61	$ 11.10
Total Return[4]	7.71%[5]	(41.09)%	7.69%	12.49%[5]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$90,707	$69,616	$68,120	$21,547
Ratio of expenses to average net assets				
Before management fee reduction	0.32%[6]	0.31%	0.31%	0.33%[6]
After management fee reduction	0.32%[6]	0.28%	0.21%	0.23%[6]
Ratio of net investment income to average net assets	0.58%[6]	0.94%	0.79%	2.71%[6]
Portfolio Turnover	1%[5]	67%	46%	21%[5]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$6.69
Income from Investment Operations:	
Net investment income[3]	0.01
Net realized and unrealized gain (loss) on investments	0.36
Total from investment operations	0.37
Net increase (decrease) in net asset value	0.37
Net Asset Value at end of period	$7.06
Total Return[4]	5.47%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 74
Ratio of expenses to average net assets	0.57%[6]
Ratio of net investment income to average net assets	1.04%[6]
Portfolio Turnover	1%[5]

[1] Commenced investment operations June 30, 2006.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Money Market Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:						
Net investment income[2]	0.00[4]	0.02	0.05	0.04	0.03	0.01
Net realized and unrealized gain (loss) on investments	–	0.00[4]	0.00[4]	0.00[4]	–	0.00[4]
Total from investment operations	0.00	0.02	0.05	0.04	0.03	0.01
Less Distributions:						
Distributions from net investment income	(0.00)[4]	(0.02)	(0.05)	(0.04)	(0.03)	(0.01)
Net increase (decrease) in net asset value	–	–	–	–	–	–
Net Asset Value at end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return[3]	0.00%[5]	1.75%	4.71%	4.54%	2.78%	0.92%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$115,840	$159,349	$111,333	$100,462	$94,637	$129,004
Ratio of expenses to average net assets						
Before waiver of expenses by Adviser	0.47%[6]	0.47%	0.46%	0.46%	0.46%	0.45%
After waiver of expenses by Adviser	0.34%[6,7]	0.47%	0.46%	0.46%	0.46%	0.45%
Ratio of net investment income to average net assets	0.01%[6]	1.67%	4.58%	4.42%	2.73%	0.90%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$1.00
Income from Investment Operations:	
Net investment income[2]	–
Net realized and unrealized gain (loss) on investments	–
Total from investment operations	–
Less Distributions:	
Distributions from net investment income	–
Distributions from capital gains	–
Total distributions	–
Net increase (decrease) in net asset value	–
Net Asset Value at end of period	$1.00
Total Return[3]	0.00%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 1
Ratio of expenses to average net assets	
Before waiver of expenses by Adviser	0.71%[6]
After waiver of expenses by Adviser	0.30%[6,7]
Ratio of net investment income to average net assets	0.00%[6]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Amount represents less than $0.005 per share.
[5] Not annualized.
[6] Annualized.
[7] Amount includes fees waived by the adviser and distributor (see Note 3)

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Bond Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 9.94	$ 10.19	$ 10.11	$ 10.17	$ 10.34	$ 10.43
Income from Investment Operations:						
Net investment income[2]	0.23	0.50	0.49	0.47	0.42	0.42
Net realized and unrealized gain (loss) on investments	0.04	(0.21)	0.02	(0.06)	(0.16)	(0.07)
Total from investment operations	0.27	0.29	0.51	0.41	0.26	0.35
Less Distributions:						
Distributions from net investment income	(0.17)	(0.54)	(0.43)	(0.47)	(0.43)	(0.44)
Net increase (decrease) in net asset value	0.10	(0.25)	0.08	(0.06)	(0.17)	(0.09)
Net Asset Value at end of period	$ 10.04	$ 9.94	$ 10.19	$ 10.11	$ 10.17	$ 10.34
Total Return[3]	2.67%[4]	2.86%	5.05%	4.01%	2.51%	3.36%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$530,254	$572,562	$646,233	$659,273	$623,976	$574,156
Ratio of expenses to average net assets	0.57%[5]	0.56%	0.56%	0.56%	0.56%	0.55%
Ratio of net investment income to average net assets	4.57%[5]	4.84%	4.81%	4.54%	4.06%	4.02%
Portfolio Turnover	18%[4]	12%	29%	27%	51%	67%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 9.85
Income from Investment Operations:	
Net investment income[2]	0.07
Net realized and unrealized gain (loss) on investments	0.11
Total from investment operations	0.18
Net increase (decrease) in net asset value	0.18
Net Asset Value at end of period	$10.03
Total Return[3]	1.88%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$1,610
Ratio of expenses to average net assets	0.82%[5]
Ratio of net investment income to average net assets	4.44%[5]
Portfolio Turnover	18%[4]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] Not annualized.

[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	High Income Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 7.34	$ 9.54	$ 10.16	$ 10.01	$ 10.40	$ 10.16
Income from Investment Operations:						
Net investment income[2]	0.32	0.67	0.76	0.74	0.68	0.74
Net realized and unrealized gain (loss) on investments	0.93	(2.07)	(0.53)	0.16	(0.42)	0.16
Total from investment operations	1.25	(1.40)	0.23	0.90	0.26	0.90
Less Distributions:						
Distributions from net investment income	(0.23)	(0.80)	(0.85)	(0.74)	(0.65)	(0.66)
Distributions from capital gains	–	–	(0.00)[4]	(0.01)	–	–
Total distributions	(0.23)	(0.80)	(0.85)	(0.75)	(0.65)	(0.66)
Net increase (decrease) in net asset value	1.02	(2.20)	(0.62)	0.15	(0.39)	0.24
Net Asset Value at end of period	$ 8.36	$ 7.34	$ 9.54	$ 10.16	$ 10.01	$ 10.40
Total Return[3]	17.10%[5]	(14.74)%	2.29%	9.03%	2.51%	8.92%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$98,907	$90,728	$135,045	$153,528	$134,032	$118,318
Ratio of expenses to average net assets	0.77%[6]	0.76%	0.76%	0.77%	0.76%	0.76%
Ratio of net investment income to average net assets	7.94%[6]	7.42%	7.27%	7.12%	6.47%	7.08%
Portfolio Turnover	33%[5]	45%	73%	64%	86%[7]	58%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$8.14
Income from Investment Operations:	
Net investment income[2]	0.11
Net realized and unrealized gain (loss) on investments	0.10
Total from investment operations	0.21
Net increase (decrease) in net asset value	0.21
Net Asset Value at end of period	$8.35
Total Return[3]	2.58%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 244
Ratio of expenses to average net assets	1.02%[6]
Ratio of net investment income to average net assets	7.83%[6]
Portfolio Turnover	33%[5]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Amount represents less than $0.005 per share.
[5] Not annualized.
[6] Annualized.
[7] Subadviser change February 28, 2005.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Diversified Income Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 14.46	$ 17.62	$ 18.46	$ 19.40	$ 19.11	$ 18.04
Income from Investment Operations:						
Net investment income[2]	0.32	0.72	0.79	0.49	0.42	0.43
Net realized and unrealized gain (loss) on investments	(0.35)	(3.05)	(0.32)	1.45	0.32	1.08
Total from investment operations	(0.03)	(2.33)	0.47	1.94	0.74	1.51
Less Distributions:						
Distributions from net investment income	(0.23)	(0.81)	(0.80)	(0.55)	(0.45)	(0.44)
Distributions from capital gains	–	(0.02)	(0.51)	(2.33)	–	–
Total distributions	(0.23)	(0.83)	(1.31)	(2.88)	(0.45)	(0.44)
Net increase (decrease) in net asset value	(0.26)	(3.16)	(0.84)	(0.94)	0.29	1.07
Net Asset Value at end of period	$ 14.20	$ 14.46	$ 17.62	$ 18.46	$ 19.40	$ 19.11
Total Return[3]	(0.12)%[5]	(13.25)%	2.51%	9.98%[4]	3.89%	8.34%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$400,257	$438,047	$637,606	$735,881	$785,301	$785,856
Ratio of expenses to average net assets	0.72%[6]	0.71%	0.71%	0.71%	0.71%	0.70%
Ratio of net investment income to average net assets	4.64%[6]	4.37%	4.21%	2.52%	2.18%	2.34%
Portfolio Turnover	16%[5]	14%	41%	62%	52%	38%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$13.74
Income from Investment Operations:	
Net investment income[2]	0.09
Net realized and unrealized gain (loss) on investments	0.37
Total from investment operations	0.46
Net increase (decrease) in net asset value	0.46
Net Asset Value at end of period	$14.20
Total Return[3]	3.33%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$1,208
Ratio of expenses to average net assets	0.96%[6]
Ratio of net investment income to average net assets	3.90%[6]
Portfolio Turnover	16%[5]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] In 2006, 0.01% of the Fund's total return consisted of a voluntary reimbursement by the Adviser for a realized investment loss. Excluding this reimbursement, the total return would have been 9.97%.

[5] Not annualized.

[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Large Cap Value Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 19.42	$ 31.49	$ 35.14	$ 31.62	$ 30.47	$ 27.52
Income from Investment Operations:						
Net investment income[2]	0.26	0.65	0.68	0.65	0.54	0.46
Net realized and unrealized gain (loss) on investments	(0.94)	(11.99)	(0.45)	5.87	1.16	2.95
Total from investment operations	(0.68)	(11.34)	0.23	6.52	1.70	3.41
Less Distributions:						
Distributions from net investment income	(0.21)	(0.71)	(0.71)	(0.67)	(0.55)	(0.46)
Distributions from capital gains	–	(0.02)	(3.17)	(2.33)	–	–
Total distributions	(0.21)	(0.73)	(3.88)	(3.00)	(0.55)	(0.46)
Net increase (decrease) in net asset value	(0.89)	(12.07)	(3.65)	3.52	1.15	2.95
Net Asset Value at end of period	$ 18.53	$ 19.42	$ 31.49	$ 35.14	$ 31.62	$ 30.47
Total Return[3]	(3.40)%[4]	(35.99)%	0.60%	20.55%	5.58%	12.43%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$564,538	$609,444	$1,229,433	$1,390,778	$1,239,868	$1,205,082
Ratio of expenses to average net assets	0.62%[5]	0.61%	0.61%	0.61%	0.61%	0.60%
Ratio of net investment income to average net assets	3.01%[5]	2.42%	1.87%	1.91%	1.74%	1.67%
Portfolio Turnover	18%[4]	38%	45%	35%	28%	15%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$17.74
Income from Investment Operations:	
Net investment income[2]	0.05
Net realized and unrealized gain (loss) on investments	0.74
Total from investment operations	0.79
Net increase (decrease) in net asset value	0.79
Net Asset Value at end of period	$18.53
Total Return[3]	4.42%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 526
Ratio of expenses to average net assets	0.86%[5]
Ratio of net investment income to average net assets	1.47%[5]
Portfolio Turnover	18%[4]

[1] Commenced investment operations May 1, 2009.

[2] Based on average shares outstanding during the year.

[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[4] Not annualized.

[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Large Cap Growth Fund					
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended December 31,				
		2008	2007	2006	2005	2004
Class I						
Net Asset Value at beginning of period	$ 14.50	$ 23.36	$ 21.47	$ 19.97	$ 19.68	$ 18.19
Income from Investment Operations:						
Net investment income[2]	0.06	0.12	0.08	0.07	0.17	0.15
Net realized and unrealized gain (loss) on investments	2.07	(8.80)	2.59	1.51	0.30	1.48
Total from investment operations	2.13	(8.68)	2.67	1.58	0.47	1.63
Less Distributions:						
Distributions from net investment income	(0.04)	(0.14)	(0.09)	(0.08)	(0.18)	(0.14)
Distributions from capital gains	–	(0.04)	(0.69)	–	–	–
Total distributions	(0.04)	(0.18)	(0.78)	(0.08)	(0.18)	(0.14)
Net increase (decrease) in net asset value	2.09	(8.86)	1.89	1.50	0.29	1.49
Net Asset Value at end of period	$ 16.59	$ 14.50	$ 23.36	$ 21.47	$ 19.97	$ 19.68
Total Return[3]	14.74%[4]	(37.20)%	12.36%	7.88%	2.42%	8.94%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$394,598	$352,473	$665,240	$669,761	$688,812	$693,762
Ratio of expenses to average net assets	0.82%[5]	0.82%	0.81%	0.81%	0.81%	0.80%
Ratio of net investment income to average net assets	0.84%[5]	0.62%	0.34%	0.35%	0.86%	0.82%
Portfolio Turnover	61%[4]	123%	76%	87%	73%	26%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$15.78
Income from Investment Operations:	
Net investment income[2]	0.01
Net realized and unrealized gain (loss) on investments	0.80
Total from investment operations	0.81
Net increase (decrease) in net asset value	0.81
Net Asset Value at end of period	$16.59
Total Return[3]	5.09%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 920
Ratio of expenses to average net assets	1.06%[5]
Ratio of net investment income to average net assets	0.38%[5]
Portfolio Turnover	61%[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Mid Cap Value Fund					
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended December 31,**				
		2008	**2007**	**2006**	**2005**	**2004**
Class I						
Net Asset Value at beginning of period	$ 9.51	$ 15.34	$ 17.54	$ 17.30	$ 16.58	$ 14.66
Income from Investment Operations:						
Net investment income[2]	0.07	0.21	0.21	0.20	0.11	0.18
Net realized and unrealized gain (loss) on investments	0.27	(5.80)	(0.15)	2.74	1.61	2.14
Total from investment operations	0.34	(5.59)	0.06	2.94	1.72	2.32
Less Distributions:						
Distributions from net investment income	(0.04)	(0.22)	(0.18)	(0.20)	(0.11)	(0.15)
Distributions from capital gains	–	(0.02)	(2.08)	(2.50)	(0.89)	(0.25)
Total distributions	(0.04)	(0.24)	(2.26)	(2.70)	(1.00)	(0.40)
Net increase (decrease) in net asset value	0.30	(5.83)	(2.20)	0.24	0.72	1.92
Net Asset Value at end of period	$ 9.81	$ 9.51	$ 15.34	$ 17.54	$ 17.30	$ 16.58
Total Return[3]	3.61%[4]	(36.45)%	0.25%	16.96%	10.32%	15.86%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$160,184	$157,949	$317,338	$343,213	$275,279	$218,060
Ratio of expenses to average net assets	1.02%[5]	1.02%	1.01%	1.01%	1.01%	1.00%
Ratio of net investment income to average net assets	1.58%[5]	1.56%	1.16%	1.12%	0.62%	1.20%
Portfolio Turnover	47%[4]	81%	68%	95%	29%	25%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$9.55
Income from Investment Operations:	
Net investment income[2]	0.03
Net realized and unrealized gain (loss) on investments	0.23
Total from investment operations	0.26
Net increase (decrease) in net asset value	0.26
Net Asset Value at end of period	$9.81
Total Return[3]	2.65%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 425
Ratio of expenses to average net assets	1.25%[5]
Ratio of net investment income to average net assets	1.82%[5]
Portfolio Turnover	47%[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

Mid Cap Growth Fund

	Six Months Ended 6/30/09 (unaudited)	For the Year Ended December 31,				
		2008	2007	2006	2005	2004
Class I						
Net Asset Value at beginning of period	$ 3.01	$ 5.75	$ 5.89	$ 6.74	$ 6.80	$ 6.20
Income from Investment Operations:						
Net investment income[2]	(0.00)[4]	0.00[4]	(0.03)	(0.02)	(0.01)	0.00[4]
Net realized and unrealized gain (loss) on investments	0.64	(2.68)	0.53	0.78	0.59	0.81
Total from investment operations	0.64	(2.68)	0.50	0.76	0.58	0.81
Less Distributions:						
Distributions from net investment income	(0.00)[4]	(0.00)[4]	–	–	–	(0.00)[4]
Distributions from capital gains	–	(0.06)	(0.64)	(1.61)	(0.64)	(0.21)
Total distributions	(0.00)[4]	(0.06)	(0.64)	(1.61)	(0.64)	(0.21)
Net increase (decrease) in net asset value	0.64	(2.74)	(0.14)	(0.85)	(0.06)	0.60
Net Asset Value at end of period	$ 3.65	$ 3.01	$ 5.75	$ 5.89	$ 6.74	$ 6.80
Total Return[3]	21.19%[5]	(46.89)%	8.44%	11.38%	8.75%	13.41%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$202,987	$166,465	$367,318	$374,044	$373,921	$336,673
Ratio of expenses to average net assets	0.87%[6]	0.87%	0.86%	0.86%	0.86%	0.85%
Ratio of net investment income to average net assets	(0.15)%[6]	0.09%	(0.41)%	(0.22)%	(0.13)%	0.04%
Portfolio Turnover	78%[5]	108%	104%	204%	88%	77%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 3.51
Income from Investment Operations:	
Net investment income[2]	(0.00)[4]
Net realized and unrealized gain (loss) on investments	0.14
Total from investment operations	0.14
Net increase (decrease) in net asset value	0.14
Net Asset Value at end of period	$ 3.65
Total Return[3]	3.91%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 285
Ratio of expenses to average net assets	1.11%[6]
Ratio of net investment income to average net assets	(0.45)%[6]
Portfolio Turnover	78%[5]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Amount represents less than $0.005 per share.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Small Cap Value Fund		
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Inception to 12/31/07**[1]
Class I			
Net Asset Value at beginning of period	$ 6.53	$ 8.86	$ 10.00
Income from Investment Operations:			
Net investment income[3]	0.03	0.08	0.09
Net realized and unrealized gain (loss) on investments	0.13	(2.34)	(1.05)
Total from investment operations	0.16	(2.26)	(0.96)
Less Distributions:			
Distributions from net investment income	(0.02)	(0.07)	(0.08)
Distributions from capital gains	-	(0.00)[5]	(0.10)
Total distributions	(0.02)	(0.07)	(0.18)
Net increase (decrease) in net asset value	0.14	(2.33)	(1.14)
Net Asset Value at end of period	$ 6.67	$ 6.53	$ 8.86
Total Return[4]	2.46%[6]	(25.54)%	(9.62)%[6]
Ratios/Supplemental Data:			
Net Assets at end of period (in 000's)	$ 6,436	$ 5,986	$ 5,624
Ratio of expenses to average net assets	1.12%[7]	1.12%	1.04%[7]
Ratio of net investment income to average net assets	1.04%[7]	1.03%	1.45%[7]
Portfolio Turnover	13%[6]	28%	13%[6]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$6.50
Income from Investment Operations:	
Net investment income[3]	0.01
Net realized and unrealized gain (loss) on investments	0.16
Total from investment operations	0.17
Net increase (decrease) in net asset value	0.17
Net Asset Value at end of period	$6.67
Total Return[4]	2.60%[6]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 129
Ratio of expenses to average net assets	1.36%[7]
Ratio of net investment income to average net assets	0.75%[7]
Portfolio Turnover	13%[6]

[1] Commenced investment operations May 1, 2007.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Amount represents less than $0.005 per share.
[6] Not annualized.
[7] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Small Cap Growth Fund		
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Inception to 12/31/07**[1]
Class I			
Net Asset Value at beginning of period	$ 5.63	$ 9.95	$10.00
Income from Investment Operations:			
Net investment income[3]	(0.00)[5]	(0.01)	0.01
Net realized and unrealized gain (loss) on investments	0.02	(4.31)	0.02
Total from investment operations	0.02	(4.32)	0.03
Less Distributions:			
Distributions from net investment income	–	(0.00)[5]	(0.01)
Distributions from capital gains	–	(0.00)[5]	(0.07)
Total distributions	–	(0.00)	(0.08)
Net increase (decrease) in net asset value	0.02	(4.32)	(0.05)
Net Asset Value at end of period	$ 5.65	$ 5.63	$ 9.95
Total Return[4]	0.36%[6]	(43.41)%	0.26%[6]
Ratios/Supplemental Data:			
Net Assets at end of period (in 000's)	$4,089	$ 4,043	$6,034
Ratio of expenses to average net assets	1.12%[7]	1.12%	1.03%[7]
Ratio of net investment income to average net assets	(0.11)%[7]	(0.16)%	0.19%[7]
Portfolio Turnover	92%[6]	109%	75%[6]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 5.57
Income from Investment Operations:	
Net investment income[3]	(0.01)
Net realized and unrealized gain (loss) on investments	0.09
Total from investment operations	0.08
Net increase (decrease) in net asset value	0.08
Net Asset Value at end of period	$ 5.65
Total Return[4]	1.29%[6]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 4
Ratio of expenses to average net assets	1.34%[7]
Ratio of net investment income to average net assets	(0.73)%[7]
Portfolio Turnover	92%[6]

[1] Commenced investment operations May 1, 2007.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Amount represents less than $0.005 per share.
[6] Not annualized.
[7] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

Global Securities Fund

	Six Months Ended 6/30/09 (unaudited)	For the Year Ended December 31,				
		2008	2007	2006	2005	2004
Class I						
Net Asset Value at beginning of period	$ 5.82	$ 10.30	$ 14.36	$ 12.87	$ 11.49	$ 9.72
Income from Investment Operations:						
Net investment income[2]	0.10	0.29	0.31	0.14	0.09	0.06
Net realized and unrealized gain (loss) on investments	(0.14)	(4.18)	0.57	2.07	1.52	1.73
Total from investment operations	(0.04)	(3.89)	0.88	2.21	1.61	1.79
Less Distributions:						
Distributions from net investment income	(0.01)	(0.46)	(0.31)	(0.16)	(0.09)	(0.02)
Distributions from capital gains	–	(0.13)	(4.63)	(0.56)	(0.14)	–
Total distributions	(0.01)	(0.59)	(4.94)	(0.72)	(0.23)	(0.02)
Net increase (decrease) in net asset value	(0.05)	(4.48)	(4.06)	1.49	1.38	1.77
Net Asset Value at end of period	$ 5.77	$ 5.82	$ 10.30	$ 14.36	$ 12.87	$ 11.49
Total Return[3]	(0.55)%[4]	(38.14)%	5.77%	17.38%	13.97%	18.42%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$28,426	$ 29,336	$56,034	$57,220	$42,450	$29,979
Ratio of expenses to average net assets	0.97%[5]	0.97%	0.96%	0.97%	0.97%	0.96%
Ratio of net investment income to average net assets	3.81%[5]	3.50%	2.06%	1.01%	0.80%	0.60%
Portfolio Turnover	13%[4]	15%	112%[6]	21%	27%	18%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$5.31
Income from Investment Operations:	
Net investment income[2]	0.01
Net realized and unrealized gain (loss) on investments	0.45
Total from investment operations	0.46
Net increase (decrease) in net asset value	0.46
Net Asset Value at end of period	$5.77
Total Return[3]	8.67%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 160
Ratio of expenses to average net assets	1.21%[5]
Ratio of net investment income to average net assets	1.36%[5]
Portfolio Turnover	13%[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.
[6] Subadviser change May 1, 2007.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

International Stock Fund

	Six Months Ended 6/30/09 (unaudited)	For the Year Ended December 31,				
		2008	2007	2006	2005	2004
Class I						
Net Asset Value at beginning of period	$ 7.59	$ 13.40	$ 13.78	$ 12.38	$ 11.36	$ 9.54
Income from Investment Operations:						
Net investment income[2]	0.13	0.26	0.23	0.19	0.17	0.12
Net realized and unrealized gain (loss) on investments	0.34	(5.27)	1.36	2.78	1.71	1.84
Total from investment operations	0.47	(5.01)	1.59	2.97	1.88	1.96
Less Distributions:						
Distributions from net investment income	(0.01)	(0.26)	(0.32)	(0.20)	(0.15)	(0.14)
Distributions from capital gains	–	(0.54)	(1.65)	(1.37)	(0.71)	–
Total distributions	(0.01)	(0.80)	(1.97)	(1.57)	(0.86)	(0.14)
Net increase (decrease) in net asset value	0.46	(5.81)	(0.38)	1.40	1.02	1.82
Net Asset Value at end of period	$ 8.05	$ 7.59	$ 13.40	$ 13.78	$ 12.38	$ 11.36
Total Return[3]	6.21%[4]	(38.62)%	11.42%	24.19%	16.53%	20.48%
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$74,576	$72,768	$164,151	$165,704	$108,482	$78,477
Ratio of expenses to average net assets	1.22%[5]	1.22%	1.21%	1.22%	1.21%	1.21%
Ratio of net investment income to average net assets	3.71%[5]	2.45%	1.60%	1.48%	1.47%	1.16%
Portfolio Turnover	27%[4]	43%	62%	62%	52%	46%

	Inception to 6/30/09[1] (unaudited)
Class II	
Net Asset Value at beginning of period	$7.32
Income from Investment Operations:	
Net investment income[2]	0.02
Net realized and unrealized gain (loss) on investments	0.71
Total from investment operations	0.73
Net increase (decrease) in net asset value	0.73
Net Asset Value at end of period	$8.05
Total Return[3]	9.99%[4]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 625
Ratio of expenses to average net assets	1.45%[5]
Ratio of net investment income to average net assets	1.85%[5]
Portfolio Turnover	27%[4]

[1] Commenced investment operations May 1, 2009.
[2] Based on average shares outstanding during the year.
[3] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[4] Not annualized.
[5] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Target Retirement 2020 Fund		
	Six Months Ended 6/30/09 (unaudited)	**For the Year Ended 12/31/08**	**Inception to 12/31/07[1]**
Class I			
Net Asset Value at beginning of period	$ 6.04	$ 9.63	$10.00
Income from Investment Operations:			
Net investment income[3]	0.04	0.22	0.13
Net realized and unrealized gain (loss) on investments	0.51	(3.60)	(0.32)
Total from investment operations	0.55	(3.38)	(0.19)
Less Distributions:			
Distributions from net investment income	(0.03)	(0.16)	(0.18)
Distributions from capital gains	–	(0.05)	–
Total distributions	(0.03)	(0.21)	(0.18)
Net increase (decrease) in net asset value	0.52	(3.59)	(0.37)
Net Asset Value at end of period	$ 6.56	$ 6.04	$ 9.63
Total Return[4]	9.15%[5]	(35.31)%	(1.94)%[5]
Ratios/Supplemental Data:			
Net Assets at end of period (in 000's)	$12,901	$ 8,719	$2,524
Ratio of expenses to average net assets	0.42%[6]	0.40%	0.43%[6]
Ratio of net investment income to average net assets	1.39%[6]	2.80%	5.17%[6]
Portfolio Turnover	9%[5]	74%	3%[5]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$6.24
Income from Investment Operations:	
Net investment income[3]	0.01
Net realized and unrealized gain (loss) on investments	0.31
Total from investment operations	0.32
Net increase (decrease) in net asset value	0.32
Net Asset Value at end of period	$6.56
Total Return[4]	5.14%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 1
Ratio of expenses to average net assets	0.66%[6]
Ratio of net investment income to average net assets	1.15%[6]
Portfolio Turnover	9%[5]

[1] Commenced investment operations May 1, 2007.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Target Retirement 2030 Fund		
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Inception to 12/31/07[1]
Class I			
Net Asset Value at beginning of period	$ 5.75	$ 9.54	$10.00
Income from Investment Operations:			
Net investment income[3]	0.02	0.18	0.09
Net realized and unrealized gain (loss) on investments	0.53	(3.82)	(0.34)
Total from investment operations	0.55	(3.64)	(0.25)
Less Distributions:			
Distributions from net investment income	(0.03)	(0.11)	(0.21)
Distributions from capital gains	–	(0.04)	–
Total distributions	(0.03)	(0.15)	(0.21)
Net increase (decrease) in net asset value	0.52	(3.79)	(0.46)
Net Asset Value at end of period	$ 6.27	$ 5.75	$ 9.54
Total Return[4]	9.62%[5]	(38.35)%	(2.51)%[5]
Ratios/Supplemental Data:			
Net Assets at end of period (in 000's)	$12,779	$ 8,010	$1,521
Ratio of expenses to average net assets	0.42%[6]	0.40%	0.44%[6]
Ratio of net investment income to average net assets	0.83%[6]	2.38%	3.53%[6]
Portfolio Turnover	6%[5]	52%	1%[5]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$5.94
Income from Investment Operations:	
Net investment income[3]	0.01
Net realized and unrealized gain (loss) on investments	0.32
Total from investment operations	0.33
Net increase (decrease) in net asset value	0.33
Net Asset Value at end of period	$6.27
Total Return[4]	5.45%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 1
Ratio of expenses to average net assets	0.66%[6]
Ratio of net investment income to average net assets	0.52%[6]
Portfolio Turnover	6%[5]

[1] Commenced investment operations May 1, 2007.
[2] Commenced investment operations May 1, 2009.
[3] Based on average shares outstanding during the year.
[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.
[5] Not annualized.
[6] Annualized.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

	Target Retirement 2040 Fund		
	Six Months Ended 6/30/09 (unaudited)	For the Year Ended 12/31/08	Inception to 12/31/07[1]
Class I			
Net Asset Value at beginning of period	$ 5.43	$ 9.48	$10.00
Income from Investment Operations:			
Net investment income[3]	0.00[7]	0.14	0.07
Net realized and unrealized gain (loss) on investments	0.51	(4.06)	(0.36)
Total from investment operations	0.51	(3.92)	(0.29)
Less Distributions:			
Distributions from net investment income	(0.02)	(0.08)	(0.23)
Distributions from capital gains	–	(0.05)	–
Total distributions	(0.02)	(0.13)	(0.23)
Net increase (decrease) in net asset value	0.49	(4.05)	(0.52)
Net Asset Value at end of period	$ 5.92	$ 5.43	$ 9.48
Total Return[4]	9.46%[5]	(41.65)%	(2.86)%[5]
Ratios/Supplemental Data:			
Net Assets at end of period (in 000's)	$10,832	$ 6,385	$1,193
Ratio of expenses to average net assets	0.42%[6]	0.40%	0.44%[6]
Ratio of net investment income to average net assets	0.10%[6]	1.99%	2.76%[6]
Portfolio Turnover	2%[5]	62%	1%[6]

	Inception to 6/30/09[2] (unaudited)
Class II	
Net Asset Value at beginning of period	$ 5.59
Income from Investment Operations:	
Net investment income[3]	(0.00)[7]
Net realized and unrealized gain (loss) on investments	0.33
Total from investment operations	0.33
Net increase (decrease) in net asset value	0.33
Net Asset Value at end of period	$ 5.92
Total Return[4]	5.81%[5]
Ratios/Supplemental Data:	
Net Assets at end of period (in 000's)	$ 1
Ratio of expenses to average net assets	0.65%[6]
Ratio of net investment income to average net assets	(0.13)%[6]
Portfolio Turnover	2%[5]

[1] Commenced investment operations May 1, 2007.

[2] Commenced investment operations May 1, 2009.

[3] Based on average shares outstanding during the year.

[4] These returns are after all charges at the mutual fund level have been subtracted. These returns are higher than the returns at the separate account level because charges made at the separate account level have not been subtracted. Total returns are not annualized for periods less than one year.

[5] Not annualized.

[6] Annualized.

[7] Amount represents less than $0.005 per share.

See accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ultra Series Fund (the "Trust"), a Massachusetts business trust, is registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, as a diversified, open-end management investment company. The Trust is a series fund with 18 investment portfolios (the "funds"), each with different investment objectives and policies. The funds currently available are the Money Market Fund, Bond Fund, High Income Fund, Diversified Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund, Small Cap Value Fund, Small Cap Growth Fund, Global Securities Fund, and International Stock Fund (collectively, the "Core Funds"), the Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund (collectively, the "Target Allocation Funds"), and the Target Retirement 2020 Fund, Target Retirement 2030 Fund, and Target Retirement 2040 Fund (collectively, the "Target Date Funds"). The Declaration of Trust permits the Board of Trustees to issue an unlimited number of full and fractional shares of the Trust without par value. At the beginning of the period covered by this report, the trustees authorized the issuance of one class of shares of the funds designated as Class Z. In December 2008, the Trust's Board of Trustees approved a reclassification of Class Z shares as Class I shares, effective as of May 1, 2009, and the addition of a class of shares, Class II shares. Shares are offered to separate accounts (the "Accounts") of CUNA Mutual Insurance Society and to qualified pension and retirement plans of CUNA Mutual Insurance Society or its affiliates ("CUNA Mutual Group"). The Trust may, in the future, offer other share classes to separate accounts of insurance companies and to qualified pension and retirement plans that are not affiliated with CUNA Mutual Group. The Trust does not offer shares directly to the general public.

Through the end of the period covered by this report, the Trust had entered into a Management Agreement with MEMBERS Capital Advisors, Inc. (the "Investment Adviser" or "MCA"). The Investment Adviser, in turn, entered into subadvisory agreements with certain subadvisers ("Subadvisers") for the management of the investments of the High Income, Mid Cap Growth, Small Cap Value, Small Cap Growth, Global Securities, and International Stock Funds and a portion of the Mid Cap Value Fund. Effective July 1, 2009, the Trust's Management Agreement has been with Madison Asset Management, LLC. (See the discussions entitled, "Board Approval of Investment Advisory and Subadvisory Agreements" and "Proxy Voting Results" following the Notes to Financial Statements.)

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by each fund in the preparation of its financial statements.

Portfolio Valuation: Equity securities and exchange-traded funds ("ETFs") listed on any U.S. or foreign stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") are valued at the last quoted sale price or official closing price on that exchange or NASDAQ on the valuation day (provided that, for securities traded on NASDAQ, the funds utilize the NASDAQ Official Closing Price). If no sale occurs, (a) equities traded on a U.S. exchange or on NASDAQ are valued at the mean between the closing bid and closing asked prices and (b) equity securities traded on a foreign exchange are valued at the official bid price. Debt securities purchased with a remaining maturity of 61 days or more are valued by a pricing service selected by the Trust or on the basis of dealer-supplied quotations. Investments in shares of open-ended mutual funds, including money market funds, are valued at their daily net asset value ("NAV") which is calculated as of the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time) on each day on which the New York Stock Exchange is open for business. NAV per share is determined by dividing each fund's total net assets by the number of shares of such fund outstanding at the time of calculation. Because the assets of each Target Allocation and each Target Date Fund consist primarily of shares of underlying funds, the NAV of each fund is determined based on the NAV's of the underlying funds. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities. Short-term instruments having maturities of 60 days or less and all securities in the Money Market Fund are valued on an amortized cost basis, which approximates market value.

Over-the-counter securities not listed or traded on NASDAQ are valued at the last sale price on the valuation day. If no sale occurs on the valuation day, an over-the-counter security is valued at the mean between the last bid and asked prices. Over-the-counter options are valued based upon prices provided by market makers in such securities or dealers in such currencies. Exchange traded options are valued at the last sale or bid price on the exchange where such option contract is principally traded. Financial futures contracts generally are valued at the settlement price established by the exchange(s) on which the contracts are primarily traded. The Trust's Valuation Committee (the "Committee") shall estimate the fair value of futures positions affected by the daily limit by using its valuation procedures for determining fair value, when necessary.

Spot and forward foreign currency exchange contracts are valued based on quotations supplied by dealers in such contracts. Overnight repurchase agreements are valued at cost, and term repurchase agreements (i.e, those whose maturity exceeds seven days), swaps, caps, collars and floors are valued at the average of the closing bids obtained daily from at least one dealer.

The value of all assets and liabilities expressed in foreign currencies will be converted into U.S. dollar values using the then-current exchange rate.

All other securities for which either quotations are not readily available, no other sales have occurred, or in the Investment Adviser's opinion, do not reflect the current market value, are appraised at their fair values as determined in good faith by the Committee and under the general supervision of the Board of Trustees. When fair value pricing of securities is employed, the prices of securities used by the funds to calculate NAV may differ from market quotations or official closing prices. Because the Target Allocation and Target Date Funds primarily invest in underlying funds, government securities and short-term paper, it is not anticipated that the Investment Adviser will need to "fair" value any of the investments of these funds. However, an underlying fund may need to "fair" value one or more of its investments, which may, in turn, require a Target Allocation or Target Date Fund to do the same because of delays in obtaining the underlying fund's NAV.

A fund's investments (or underlying fund) will be valued at fair value if in the judgment of the Committee an event impacting the value of an investment occurred between the closing time of a security's primary market or exchange (for example, a foreign exchange or market) and the time the fund's share price is calculated as of the close of regular trading on the New York Stock Exchange (usually 3:00 p.m. Central Time). Significant events may include, but are not limited to, the following: (1) significant fluctuations in domestic markets, foreign markets or foreign currencies; (2) occurrences not directly tied to the securities markets such as natural disasters, armed conflicts or significant government actions; and (3) major announcements affecting a single issuer or an entire market or market sector. In responding to a significant event, the Committee would determine the fair value of affected securities considering factors including, but not limited to: fundamental analytical data relating to the investment; the nature and duration of any restrictions on the disposition of the investment; and the forces influencing the market(s) in which the investment is purchased or sold. The Committee may rely on an independent fair valuation service to adjust the valuations of foreign equity securities based on specific market-movement parameters established by the Committee and approved by the Trust.

Security Transactions and Investment Income: Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales are determined by the identified cost method. Interest income is recorded on an accrual basis. Dividend income is recorded on ex-dividend date. Amortization and accretion are recorded on the effective yield method.

Federal Income Taxes: It is each fund's policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986 applicable to regulated investment companies and to distribute substantially all its taxable income to its shareholders. Accordingly, no provisions for federal income taxes are recorded in the accompanying financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income taxes and establishes for all entities, including pass-through entities, such as the funds, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. As required, the funds adopted FIN 48 effective June 29, 2007 for all open tax years and have determined that no material uncertain tax positions exist. As a result, the funds have not recorded any liabilities for material unrecognized tax benefits as of June 30, 2009. It is the funds' policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. Tax years that remain open to examination by major tax jurisdictions include 2004 through 2008.

Expenses: Expenses that are directly related to one fund are charged directly to that fund. Other operating expenses are prorated to the funds on the basis of relative net assets. Class-specific expenses are borne by that class.

Repurchase Agreements: Each fund may engage in repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The funds will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. As of June 30, 2009, none of the funds had open repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Trust's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that the repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a fund could experience one of the following: delays in liquidating the underlying securities during the period in which the fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities, or lack of access to income during this period and the expense of enforcing its rights.

Foreign Currency Transactions: The books and records are maintained in U.S. dollars. Foreign currency denominated transactions (i.e., market value of investment securities, assets and liabilities, purchases and sales of investment securities, and income and expenses) are translated into U.S. dollars at the current rate of exchange.

Each fund, except the Money Market Fund, reports certain foreign currency-related transactions as components of realized gains or losses for financial reporting purposes, whereas such components are treated as ordinary income for federal income tax purposes. The Money Market Fund can only invest in U.S. dollar-denominated foreign money market securities.

The funds do not isolate the portion of gains and losses on investments in securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of securities. Such amounts are categorized as gain or loss on investments for financial reporting purposes.

Forward Foreign Currency Exchange Contracts: Each fund, except the Money Market Fund, may purchase and sell forward foreign currency exchange contracts for defensive or hedging purposes. When entering into forward foreign currency exchange contracts, the funds agree to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily. The funds' net assets reflect unrealized gains or losses on the contracts as measured by the difference between the forward foreign currency exchange rates at the dates of entry into the contracts and the forward rates at the reporting date. The funds realize a gain or a loss at the time the forward foreign currency exchange contracts are settled or closed out with an offsetting contract. Realized and unrealized gains and losses are included in the Statements of Operations. As of June 30, 2009, none of the funds had open forward foreign currency exchange contracts.

If a fund enters into a forward foreign currency exchange contract to buy foreign currency for any purpose, the fund will be required to place cash or other liquid assets in a segregated account with the fund's custodian in an amount equal to the value of the fund's total assets committed to the consummation of the forward contract. If the value of the securities in the segregated account declines, additional cash or securities will be placed in the segregated account so that the value of the account will equal the amount of the fund's commitment with respect to the contract.

Futures Contracts: Each fund, except the Money Market Fund, may purchase and sell futures contracts and purchase and write options on futures contracts. The funds will engage in futures contracts or related options transactions to hedge certain market positions. Upon entering into a futures contract, the fund is required to pledge to the broker an amount of cash, U.S. Government securities or other assets, equal to a certain percentage of the contract (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the fund each day, depending on the daily fluctuations in the fair value of the futures contract. When a fund enters into a futures contract, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the fund's commitment. The fund recognizes a gain or loss equal to the daily change in the value of the futures contracts. Should market conditions move unexpectedly, the fund may not achieve the anticipated benefits of the futures contracts and may realize a loss. As of June 30, 2009, none of the funds have open futures contracts.

Delayed Delivery Securities: Each fund may purchase securities on a when-issued or delayed delivery basis. "When-issued" refers to securities whose terms are available and for which a market exists, but that have not been issued. For when-issued or delayed delivery transactions, no payment is made until delivery date, which is typically longer than the normal course of settlement, and often a month or more after the purchase. When a fund enters into an agreement to purchase securities on a when-issued or delayed delivery basis, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the fund's commitment. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic or other factors. As of June 30, 2009, none of the funds had entered into such transactions.

Reclassification Adjustments: Paid-in capital, undistributed net investment income, and accumulated net realized gain (loss) have been adjusted in the Statements of Assets and Liabilities for permanent book-tax differences for all funds. Differences primarily relate to the tax treatment of net operating losses, paydown gains and losses, foreign currency gains and losses, and distributions from real estate investment trusts and passive foreign investment companies.

Notes to Financial Statements (Unaudited)

Fair Value Measurements: Each fund adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 157, Fair Value Measurements (''FAS 157''), effective January 1, 2008. In April 2009, the FASB issued FASB Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"), when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. Each fund adopted FSP 157-4 effective June 30, 2009.

In accordance with FAS 157, fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. FAS 157 has established a three-tier hierarchy to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The valuation techniques used by the funds to measure fair value for the period ended June 30, 2009 maximized the use of observable inputs and minimized the use of unobservable inputs. The funds utilized the following fair value techniques: multi-dimensional relational pricing model and option adjusted spread pricing; the funds estimated the price that would have prevailed in a liquid market for an international equity security given information available at the time of evaluation.

The following is a summary of the inputs used as of June 30, 2009 in valuing the funds' investments carried at market value:

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 6/30/2009
Conservative Allocation[1]	$145,583,445	$ –	$ –	$145,583,445
Moderate Allocation[1]	283,005,727	–	–	283,005,727
Aggressive Allocation[1]	90,806,869	–	–	90,806,869
Money Market[2]	8,524,854	107,230,632	–	115,755,486
Bond				
Asset Backed	–	7,378,891	–	7,378,891
Commercial Mortgage Backed	–	133,464	–	133,464
Private Label Mortgage Backed	–	3,453,581	–	3,453,581
Corporate Notes and Bonds	–	134,242,320	–	134,242,320
Mortgage Backed	–	157,523,591	–	157,523,591
U.S. Government and Agency Obligations	569,132	206,939,798	–	207,508,930
Investment Companies	13,990,148	–	–	13,990,148
	14,559,280	509,671,645	–	524,230,925

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 6/30/2009
High Income[3]	$ 2,486,984	$ 95,200,597	$ –	$ 97,687,581
Diversified Income				
Common Stocks	154,461,920	–	–	154,461,920
Asset Backed	–	4,448,794	–	4,448,794
Commercial Mortgage Backed	–	282,491	–	282,491
Private Label Mortgage Backed	–	1,335,385	–	1,335,385
Corporate Notes and Bonds	–	83,754,853	–	83,754,853
Mortgage Backed	–	75,193,574	–	75,193,574
U.S. Government and Agency Obligations	3,045,354	57,988,729	–	61,034,083
Investment Companies	16,784,897	–	–	16,784,897
	174,292,171	223,003,826	–	397,295,997
Large Cap Value[1]	563,234,375	–	–	563,234,375
Large Cap Growth[1]	400,420,542	–	–	400,420,542
Mid Cap Value[3]	162,119,704	1,714,875	–	163,834,579
Mid Cap Growth[1]	203,099,107	–	–	203,099,107
Small Cap Value[1]	6,517,806	–	–	6,517,806
Small Cap Growth[1]	4,095,246	–	–	4,095,246
Global Securities				
Common Stocks				
Australia	–	2,072,077	–	2,072,077
Belgium[4]	–	119,112	–	119,112
Finland	–	104,373	–	104,373
France	–	2,568,395	–	2,568,395
Germany	–	917,459	–	917,459
Italy	–	885,194	–	885,194
Japan	–	3,303,840	–	3,303,840
Netherlands	–	573,394	–	573,394
Singapore	–	854,077	–	854,077
Spain	–	1,111,565	–	1,111,565
Switzerland	–	721,200	–	721,200
Taiwan	–	421,794	–	421,794
United Kingdom	–	4,412,194	–	4,412,194
United States	9,760,782	212,032	–	9,972,814
Warrants and Rights	–	–	–	–
Investment Companies	373,286	–	–	373,286
	10,134,068	18,276,706	–	28,410,774
International Stock				
Common Stocks	–	–	–	–
Argentina	–	158,725	–	158,725
Australia[4]	–	136,574	–	136,574
Austria	–	48,034	–	48,034
Belgium	–	1,191,422	–	1,191,422
Brazil	1,574,677	64,087	–	1,638,764
Canada	817,289	–	–	817,289

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 6/30/2009
International Stock (Continued)				
Cyprus	$ –	$ 9,397	$ –	$ 9,397
Denmark	–	615,172	–	615,172
Egypt	–	582,763	–	582,763
Finland	–	1,751,462	–	1,751,462
France	–	7,424,619	–	7,424,619
Germany	–	6,087,659	–	6,087,659
Greece	–	716,979	–	716,979
Hong Kong	–	687,992	–	687,992
India	–	965,488	–	965,488
Indonesia	380,446	403,938	–	784,384
Ireland	–	1,025,970	–	1,025,970
Isle of Man	–	47,487	–	47,487
Israel	–	575,220	–	575,220
Italy	–	2,103,332	–	2,103,332
Japan	–	11,543,627	–	11,543,627
Malaysia	–	169,401	–	169,401
Mexico	517,644	575,730	–	1,093,374
Netherlands	–	979,616	–	979,616
Norway	–	147,460	–	147,460
Philippines	409,196	–	–	409,196
Russia	–	1,200,762	–	1,200,762
Singapore	–	1,265,762	–	1,265,762
South Africa	–	1,827,086	–	1,827,086
South Korea	–	1,425,805	–	1,425,805
Spain	–	956,134	–	956,134
Sweden	–	1,032,170	–	1,032,170
Switzerland	–	6,333,410	–	6,333,410
Taiwan	–	712,040	–	712,040
Thailand	–	301,839	–	301,839
Turkey	–	880,064	–	880,064
United Kingdom	–	14,269,874	–	14,269,874
Preferred Stocks	–	–	–	–
Brazil	375,012	112,697	–	487,709
Germany	–	37,931	–	37,931
Investment Companies	2,380,670	–	–	2,380,670
	6,454,934	68,367,728	–	74,822,662
Target Retirement 2020[1]	12,906,702	–	–	12,906,702
Target Retirement 2030[1]	12,784,685	–	–	12,784,685
Target Retirement 2040[1]	10,836,755	–	–	10,836,755

[1] At June 30, 2009 all investments are Level 1, see Schedule of Investments.
[2] At June 30, 2009 all Level 2 securities held are Short Term Investments, see Schedule of Investments.
[3] At June 30, 2009 all Level 2 securities held are Corporate Notes and Bonds and Certificates of Deposits, see Schedule of Investments.
[4] At June 30, 2009 all Level 3 securities held were valued at $0, see Schedule of Investments.

New Accounting Pronouncements: In March 2008, FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. FAS 161 requires enhanced disclosures about funds' derivative and hedging activities. Management has evaluated FAS 161 and has determined that there is no impact on the Funds' financial statements as of the Funds currently do not hold derivative financial instruments.

Management has evaluated the impact of all subsequent events on the Fund through August 24, 2009, the date the financial statements were issued.

3. ADVISORY, ADMINISTRATION AND DISTRIBUTION AGREEMENTS

For services under the Management Agreement, MCA was entitled to receive a management fee, which was calculated daily and paid monthly, at an annual rate based upon the following percentages of average daily net assets: 0.45% for the Money Market Fund, 0.55% for the Bond Fund, 0.75% for the High Income Fund, 0.70% for the Diversified Income Fund, 0.60% for the Large Cap Value Fund, 0.80% for the Large Cap Growth Fund, 1.00% for the Mid Cap Value Fund, 0.85% for the Mid Cap Growth Fund, 1.10% for the Small Cap Value and Small Cap Growth Funds, 0.95% for the Global Securities Fund, 1.20% for the International Stock Fund, 0.30% for each of the Target Allocation Funds and 0.40% for each of the Target Date Funds.

MCA was solely responsible for the payment of all fees to the Subadvisers through the date of this report. The Subadvisers for the funds were Shenkman Capital Management, Inc. for the High Income Fund, Wellington Management Company, LLP for a portion of the Mid Cap Value Fund, the entire Mid Cap Growth Fund and Small Cap Value Fund, Paradigm for the Small Cap Growth Fund, Mondrian Investment Partners Limited for the Global Securities Fund and Lazard Asset Management LLC for the International Stock Fund. MCA managed the other portion of the Mid Cap Value Fund, and the entire Bond Fund, Diversified Income Fund, Large Cap Growth Fund, Large Cap Value Fund, Money Market Fund, Target Allocation Funds and the Target Date Funds.

The Investment Adviser may from time to time voluntary agree to waive a portion of its fees or expenses related to the Funds. In that regard, the Investment Adviser waived a portion of management fees on the Money Market Class I Shares and Class II Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the six months ended June 30, 2009, the waivers totaled $85,559 for Class I Shares and $1 for Class II Shares and are reflected as fees waived in the accompanying Statement of Operations.

In addition to the management fee, through the date of this report, the Trust was responsible for fees of the disinterested trustees, brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments, costs of borrowing money, expenses for independent audits, tax, compliance and extraordinary expenses as approved by a majority of the disinterested trustees.

Certain officers and trustees of the Trust were also officers of MCA. With the exception of the Chief Compliance Officer, the Trust did not compensate these officers or trustees. As part of the Trust's required compliance program, the Trust paid a portion of the Chief Compliance Officer's annual salary. Unaffiliated trustees receive from the Trust an annual retainer, which compensates them for each regular Board and Committee meeting attended, with additional remuneration paid to the Chair of the Board and the Chair of the Audit Committee. Unaffiliated trustees also receive a per meeting fee for each special meeting, if any, attended.

Through the date of this report, all fund shares were distributed through CUNA Brokerage Services, Inc. ("CUNA" Brokerage"), an affiliated company, pursuant to a distribution agreement between the Trust and CUNA Brokerage. CUNA Brokerage's principal place of business is located at 2000 Heritage Way, Waverly, IA 50677.

The distributor may from time to time voluntary agree to waive a portion of its fees or expenses related to the Funds. In that regard, the distributor waived a portion of 12b-1 fees on the Money Market Class II Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the six months ended June 30, 2009, the waivers totaled $2 and are reflected as fees waived by the distributor in the accompanying Statement of Operations.

The Trust has entered into participation agreements with CUNA Mutual Insurance Society setting forth the terms and conditions pursuant to which the Accounts and retirement plans purchase and redeem shares of the funds. Investments in the Trust by the Accounts are made through either variable annuity or variable life insurance contracts. Net purchase payments under the variable contracts are placed in one or more sub-accounts of the Accounts, and the assets of each sub-account are invested (without sales or redemption charges) in shares of the fund corresponding to that sub-account. Shares are purchased and redeemed at a price equal to the shares' net asset value. The assets of each fund are held separate from the assets of the other funds.

4. DIVIDENDS FROM NET INVESTMENT INCOME AND DISTRIBUTIONS OF CAPITAL GAINS

The Money Market Fund declares dividends from net investment income and net realized gains from investment transactions, if any, daily, which are reinvested in additional full and fractional shares of the Fund. The Bond Fund, High Income Fund, Diversified Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Small Cap Value, Small Cap Growth, Mid Cap Value Fund, Mid Cap Growth Fund, Global Securities Fund, International Stock Fund, Target Allocation Funds, and Target Date Funds declare dividends from net investment income and net realized gains from investment transactions, if any, annually, which are reinvested in additional full and fractional shares of the respective funds.

Income and capital gain distributions, if any, are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. Taxable distributions from income and realized capital gains of the funds may differ from book amounts earned during the period due to differences in the timing of capital gains recognition, and due to the reclassification of certain gains or losses from capital to income.

5. SECURITIES TRANSACTIONS

For the six months ended June 30, 2009, aggregate cost of purchases and proceeds from sales of securities, other than short-term investments, were as follows:

Fund	U.S. Government Securities		Other Investment Securities	
	Purchases	Sales	Purchases	Sales
Conservative Allocation	$ –	$ –	$ 50,481,877	$ 29,012,701
Moderate Allocation	–	–	55,571,532	32,271,136
Aggressive Allocation	–	–	15,354,593	1,022,475
Bond	93,197,645	84,420,214	–	59,419,806
High Income	–	–	34,182,062	28,761,812
Diversified Income	20,237,591	18,917,942	41,814,599	82,905,216
Large Cap Value	–	–	95,541,152	100,733,847
Large Cap Growth	–	–	212,025,532	215,751,740
Mid Cap Value	–	–	68,616,620	68,518,864
Mid Cap Growth	–	–	136,382,664	133,867,292
Small Cap Value	–	–	1,238,132	704,518
Small Cap Growth	–	–	3,535,765	3,424,061
Global Securities	–	–	3,322,557	3,586,162
International Stock	–	–	17,548,295	17,666,318
Target Retirement 2020	–	–	4,029,733	943,550
Target Retirement 2030	–	–	4,124,336	579,743
Target Retirement 2040	–	–	3,527,992	147,546

6. FOREIGN SECURITIES

Each fund may invest in foreign securities; provided, however, that the Money Market Fund is limited to U.S. dollar-denominated foreign money market securities. Foreign securities refer to securities that are: (1) issued by companies organized outside the U.S. or whose principal operations are outside the U.S., (2) issued by foreign governments or their agencies or instrumentalities, (3) principally traded outside the U.S., or (4) quoted or denominated in a foreign currency. Foreign securities include American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs"), Swedish Depositary Receipts ("SDRs") and foreign money market securities. Dollar-denominated securities that are part of the Merrill Lynch U.S. Domestic Master Index are not considered a foreign security.

Certain funds have reclaim receivable balances, in which the funds are due a reclaim on the taxes that have been paid to some foreign jurisdictions. The values of all reclaims are not significant for any of the funds and are reflected in Other Assets on the Statement of Assets and Liabilities. On a periodic basis, these receivables are reviewed to ensure the current receivable balance is reflective of the amount deemed to be collectible.

7. SECURITIES LENDING

Each fund, except the Target Allocation, Money Market, Small Cap Value, Small Cap Growth Funds, and Target Retirement Funds, entered into a Securities Lending Agreement (the "Agreement") with State Street Bank and Trust Company ("State Street"). Under the terms of the Agreement, the Funds may lend portfolio securities to qualified borrowers in order to earn additional income. The Agreement requires that loans are collateralized at all times by cash or other liquid assets at least equal to 102% of the value of the securities, which is determined on a daily basis. At June 30, 2009, none of the funds had securities on loan.

Amounts earned as interest on investments of cash collateral, net of rebates and fees, are included in the Statement of Operations.

The primary risk associated with securities lending is if the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the funds could experience delays and costs in recovering securities loaned or in gaining access to the collateral.

8. TAX INFORMATION

For federal income tax purposes, the funds listed below have capital loss carryovers as of December 31, 2008, which are available to offset future capital gains, if any:

Fund		Carryover Expiring in:						
	2009	2010	2011	2012	2013	2014	2015	2016
Conservative Allocation	$–	$ –	$ –	$ –	$ –	$ –	$ –	$ 2,991,644
Moderate Allocation	–	–	–	–	–	–	–	17,885,475
Aggressive Allocation	–	–	–	–	–	–	–	6,446,542
Bond	–	1,857,702	104,606	1,560,242	1,445,891	816,322	228,563	–
High Income	–	–	–	–	–	–	640,978	10,602,862
Diversified Income	–	–	–	–	–	–	–	16,470,805
Large Cap Value	–	–	–	–	–	–	–	97,212,808
Large Cap Growth	–	–	–	–	–	–	–	78,640,904
Mid Cap Value	–	–	–	–	–	–	–	38,971,539
Mid Cap Growth	–	–	–	–	–	–	–	21,456,972
Small Cap Value	–	–	–	–	–	–	–	306,489
Small Cap Growth	–	–	–	–	–	–	–	892,538
Global Securities	–	–	–	–	–	–	–	751,246
International Stock	–	–	–	–	–	–	–	1,823,628
Target Retirement 2030	–	–	–	–	–	–	–	40,540
Target Retirement 2040	–	–	–	–	–	–	–	28,331

The Bond Fund utilized $926,841 of prior capital loss carryovers during the year ended December 31, 2008. The Bond Fund had $6,650,383 of capital loss carryovers expire as of December 31, 2008.

After October 31, 2008, the following funds had capital and currency losses in the following amounts:

Fund	Post-October Capital Loss	Post-October Currency Losses
Moderate Allocation	$10,697,947	$–
Aggressive Allocation	5,339,651	–
High Income	2,665,346	–
Mid Cap Growth	22,266,927	–
Small Cap Value	95,935	–
Small Cap Growth	1,418,579	–
Global Securities	65,564	–
International Stock	9,645,410	–
Target Retirement 2020	877,232	–
Target Retirement 2030	981,306	–
Target Retirement 2040	1,011,003	–

For federal income tax purposes, these amounts are deferred and deemed to have occurred in the next fiscal year.

Notes to Financial Statements (Unaudited)

At June 30, 2009, the aggregate gross unrealized appreciation (depreciation) and net unrealized appreciation (depreciation) for all securities as computed on a federal income tax basis for each fund were as follows:

Fund	Appreciation	Depreciation	Net
Conservative Allocation	$ 1,179,816	$ (14,611,097)	$(13,431,281)
Moderate Allocation	1,171,679	(57,692,831)	(56,521,152)
Aggressive Allocation	588,208	(25,059,605)	(24,471,397)
Bond	17,820,040	(20,862,158)	(3,042,118)
High Income	1,276,238	(4,864,462)	(3,588,224)
Diversified Income	16,786,057	(39,720,546)	(22,934,489)
Large Cap Value	61,160,614	(146,691,442)	(85,530,828)
Large Cap Growth	34,652,567	(18,635,272)	16,017,295
Mid Cap Value	10,398,689	(26,544,432)	(16,145,743)
Mid Cap Growth	1,667,770	(6,387,095)	(4,719,325)
Small Cap Value	295,524	(1,802,996)	(1,507,472)
Small Cap Growth	418,144	(299,903)	118,241
Global Securities	196,725	(17,090,812)	(16,894,087)
International Stock	5,498,771	(13,958,346)	(8,459,575)
Target Retirement 2020	191,038	(1,880,189)	(1,689,151)
Target Retirement 2030	127,198	(1,583,423)	(1,456,225)
Target Retirement 2040	112,985	(1,188,150)	(1,075,165)

The differences between cost amounts for book purposes and tax purposes are primarily due to the tax deferral of losses.

9. CONCENTRATION OF RISK

Investing in certain financial instruments, including forward foreign currency contracts and futures contracts, involves certain risks, other than that reflected in the Statements of Assets and Liabilities. Risks associated with these instruments include potential for an illiquid secondary market for the instruments or inability of counterparties to perform under the terms of the contracts, changes in the value of foreign currency relative to the U.S. dollar and financial statement volatility resulting from an imperfect correlation between the movements in the prices of the instruments and the prices of the underlying securities and interest rates being hedged. The High Income Fund, Mid Cap Growth Fund, International Stock Fund, and the Global Securities Fund enter into these contracts primarily to protect these funds from adverse currency movements.

Investing in foreign securities involves certain risks not necessarily found in U.S. markets. These include risks associated with adverse changes in economic, political, regulatory and other conditions, changes in currency exchange rates, exchange control regulations, expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments or capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Further, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers.

The High Income Fund invests in securities offering high current income which generally will include bonds in the below investment grade categories of recognized ratings agencies (so-called "junk bonds"). These securities generally involve more credit risk than securities in the higher rating categories. In addition, the trading market for high yield securities may be relatively less liquid than the market for higher-rated securities. The fund generally invests at least 80% of its assets in high yield securities.

The Target Allocation Funds and Target Date Funds are fund of funds, meaning that they invest primarily in the shares of other registered investment companies (the "underlying funds"), including ETFs. Thus, each fund's investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests; and the underlying fund's performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that fund. Accordingly, these funds are subject to the risks of the underlying funds in direct proportion to the allocation of their respective assets among the underlying funds.

Additionally, the Target Allocation Funds and Target Date Funds are subject to asset allocation risk and manager risk. Manager risk (i.e., fund selection risk) is the risk that the fund(s) selected to fulfill a particular asset class under performs their peer. Asset allocation risk is the risk that the allocation of the fund's assets among the various asset classes and market segments will cause the fund to under perform other funds with a similar investment objective.

10. CAPITAL SHARES AND AFFILIATED OWNERSHIP

All capital shares outstanding at June 30, 2009, are owned by separate investment accounts and/or pension plans of CUNA Mutual Insurance Society and by CUNA Mutual Insurance Society. The fair value of investments in the Funds by affiliates were as follows:

Fund	Class	CUNA Mutual Insurance Society	CUMIS Insurance Society, Inc.
Conservative Allocation	II	$ –	$1,037
Moderate Allocation	II	–	1,044
Aggressive Allocation	II	–	1,055
Money Market	II	–	1,000
Bond	II	–	1.019
High Income	II	–	1,026
Diversified Income	II	–	1,033
Large Cap Value	II	–	1,044
Large Cap Growth	II	–	1,051
Mid Cap Value	II	–	1,027
Mid Cap Growth	II	–	1,039
Small Cap Value	I	3,447,464	–
Small Cap Value	II	–	1,026
Small Cap Growth	I	2,847,158	–
Small Cap Growth	II	–	1,013
Global Securities	I	8,448,491	–
Global Securities	II	–	1,087
International Stock	II	–	1,100
Target Retirement 2020	I	692,278	–
Target Retirement 2020	II	–	1,051
Target Retirement 2030	I	658,784	–
Target Retirement 2030	II	–	1,054
Target Retirement 2040	I	620,428	–
Target Retirement 2040	II	–	1,058

The Target Allocation Funds and Target Date Funds invest in underlying funds, of which certain underlying funds (the "affiliated underlying funds"), may be deemed to be under common control because of the same Board of Trustees. The MEMBERS Mutual Funds audited financial statements for the fiscal year ended October 31, 2008 are available at no cost on the Securities and Exchange Commission's website at www.sec.gov, bycalling 1-800-877-6089 or by visiting the MEMBERS Mutual Funds' website at www.membersfunds.com. A summary of the transactions with each affiliated underlying fund during the six months ended June 30, 2009 follows:

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
Conservative Allocation Fund							
MEMBERS Bond Fund Class Y	3,534,383	813,946	87,603	4,260,726	$ 42,223,799	$ (11,532)	$ 644,581
MEMBERS High Income Fund Class Y	2,112,869	939,317	54,090	2,998,096	18,468,273	(73,858)	611,250
MEMBERS International Stock Fund Class Y	1,309,422	280,924	40,883	1,549,463	13,340,877	(370,690)	–
MEMBERS Large Cap Growth Fund Class Y	966,640	192,102	23,944	1,134,798	13,617,576	(155,292)	–
MEMBERS Large Cap Value Fund Class Y	738,536	405,021	24,464	1,119,093	10,575,426	(207,987)	–
Totals					**$98,225,951**	**$(819,359)**	**$1,255,831**

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
Moderate Allocation Fund							
MEMBERS Bond Fund Class Y	4,203,715	699,417	96,453	4,806,679	$ 47,634,188	$ (15,871)	$ 745,218
MEMBERS High Income Fund Class Y	3,744,129	590,931	80,608	4,254,452	26,207,425	(129,097)	931,768
MEMBERS International Stock Fund Class Y	4,532,060	656,009	113,164	5,074,905	43,694,934	(989,642)	–
MEMBERS Large Cap Growth Fund Class Y	2,616,124	308,164	59,356	2,864,932	34,379,186	(403,366)	–
MEMBERS Large Cap Value Fund Class Y	2,135,409	513,075	54,656	2,593,828	24,511,675	(453,444)	–
MEMBERS Mid Cap Growth Fund Class Y[1]	1,698,065	184,440	37,081	1,845,424	8,230,591	(140,931)	–
MEMBERS Small Cap Growth Fund Class Y[1]	1,063,762	157,264	30,931	1,190,095	6,724,039	(193,011)	–
MEMBERS Small Cap Value Fund Class Y	958,708	132,180	26,798	1,064,090	7,406,065	(139,375)	–
Totals					**$198,788,103**	**$(2,464,737)**	**$1,676,986**

[1] Non-income producing.
[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

Aggressive Allocation Fund

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
MEMBERS Bond Fund Class Y	261,024	74,129	4,126	331,027	$ 3,280,475	$ (778)	$ 48,642
MEMBERS High Income Fund Class Y	646,053	233,909	12,327	867,635	5,344,630	(1,648)	177,669
MEMBERS International Stock Fund Class Y	1,749,982	371,422	24,166	2,097,238	18,057,222	(217,486)	–
MEMBERS Large Cap Growth Fund Class Y	993,435	206,883	13,092	1,187,226	14,246,717	(92,812)	–
MEMBERS Large Cap Value Fund Class Y	653,959	167,267	10,656	810,570	7,659,891	(86,327)	–
MEMBERS Mid Cap Growth Fund Class Y[1]	1,114,917	198,900	13,261	1,300,556	5,800,481	(54,405)	–
MEMBERS Small Cap Growth Fund Class Y[1]	552,772	141,908	9,190	685,490	3,873,020	(57,915)	–
MEMBERS Small Cap Value Fund Class Y	555,395	119,653	8,044	667,004	4,642,346	(41,448)	–
Totals					**$62,904,782**	**$(552,819)**	**$226,311**

Target Retirement 2020 Fund

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
MEMBERS Bond Fund Class Y	58,219	26,164	2,985	81,398	$ 806,653	$ (417)	$ 11,335
MEMBERS High Income Fund Class Y	143,471	63,512	6,714	200,269	1,233,655	(7,012)	40,191
MEMBERS International Stock Fund Class Y	98,160	43,126	5,355	135,931	1,170,367	(9,935)	–
MEMBERS Large Cap Growth Fund Class Y	98,175	38,978	4,971	132,182	1,586,180	(29,858)	–
MEMBERS Large Cap Value Fund Class Y	69,828	41,334	4,095	107,067	1,011,782	(27,663)	–
MEMBERS Small Cap Value Fund Class Y	44,142	19,851	2,564	61,429	427,548	(3,956)	–
Totals					**$6,236,185**	**$(78,841)**	**$51,526**

[1] Non-income producing.
[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
Target Retirement 2030 Fund							
MEMBERS Bond Fund Class Y	25,786	31,970	843	56,913	$ 564,008	$ (106)	$ 6,696
MEMBERS High Income Fund Class Y	102,867	78,383	2,728	178,522	1,099,697	(3,015)	34,276
MEMBERS International Stock Fund Class Y	105,380	61,106	2,837	163,649	1,409,021	(3,359)	–
MEMBERS Large Cap Growth Fund Class Y	90,852	42,364	2,347	130,869	1,570,431	(13,556)	–
MEMBERS Large Cap Value Fund Class Y	64,790	35,642	1,850	98,582	931,599	(11,565)	–
MEMBERS Small Cap Value Fund Class Y	47,441	24,670	1,305	70,806	492,810	(1,155)	–
Totals					**$6,067,566**	**$(32,756)**	**$40,972**

Fund/Underlying Fund	Balance of Shares Held at 12/31/2008	Gross Additions	Gross Sales	Balance of Shares Held at 06/30/2009	Value at 06/30/2009	Realized Gain (Loss)	Distributions Received[2]
Target Retirement 2040 Fund							
MEMBERS Bond Fund Class Y	27,282	16,627	580	43,329	$ 429,390	$ (93)	$ 5,868
MEMBERS International Stock Fund Class Y	91,980	54,142	2,068	144,054	1,240,301	(3,843)	–
MEMBERS Large Cap Growth Fund Class Y	72,598	39,683	1,506	110,775	1,329,297	(9,260)	–
MEMBERS Large Cap Value Fund Class Y	51,685	32,676	1,237	83,124	785,523	(8,432)	–
MEMBERS Small Cap Value Fund Class Y	42,548	25,972	1,005	67,515	469,901	(1,612)	–
Totals					**$4,254,412**	**$(23,240)**	**$5,868**

[1] Non-income producing.
[2] Distributions received includes distributions from net investment income and from capital gains from the underlying funds.

FUND EXPENSES PAID BY SHAREHOLDERS

As a shareholder of the Funds, you pay no transaction costs, but do incur ongoing costs which include management fees; disinterested trustee fees; brokerage commissions and other expenses incurred in connection with the acquisition or disposition of investments; costs of borrowing money; expenses for independent audits, taxes, and extraordinary expenses as approved by a majority of the disinterested trustees. The examples in the table that follows are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The examples below are based on an investment of $1,000 invested at the beginning of the period and held for the entire six month period ended June 30, 2009. Expenses paid during the period in the table below are equal to the fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half fiscal year period).

Actual Expenses

The table below provides information about actual account values using actual expenses and actual returns for the Funds. You may use the information in this table, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table for the fund you own under the heading entitled "Actual" to estimate the expenses you paid on your account during this period.

	CLASS I				CLASS II[1]		
Fund	**Beginning Account Value**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**
Conservative Allocation	$1,000	$1,052.30	.32%	$1.63	$1,036.90	.58%	$0.99
Moderate Allocation	1,000	1,058.30	.32%	1.63	1,043.90	.57%	0.97
Aggressive Allocation	1,000	1,077.10	.32%	1.65	1,054.70	.57%	0.98
Money Market	1,000	1,000.00	.34%	1.69	1,000.00	.17%	0.28
Bond	1,000	1,026.70	.57%	2.86	1,018.80	.82%	1.38
High Income	1,000	1,171.00	.77%	4.14	1,025.80	1.02%	1.73
Diversified Income	1,000	998.80	.72%	3.57	1,033.30	.96%	1.63
Large Cap Value	1,000	966.00	.62%	3.02	1,044.20	.86%	1.47
Large Cap Growth	1,000	1,147.40	.82%	4.37	1,050.90	1.06%	1.82
Mid Cap Value	1,000	1,036.10	1.02%	5.15	1,026.50	1.25%	2.12
Mid Cap Growth	1,000	1,211.90	.87%	4.77	1,039.10	1.11%	1.89
Small Cap Value	1,000	1,024.60	1.12%	5.62	1,026.00	1.36%	2.30
Small Cap Growth	1,000	1,003.60	1.12%	5.56	1,012.90	1.34%	2.25
Global Securities	1,000	994.50	.97%	4.80	1,086.70	1.21%	2.11
International Stock	1,000	1,062.10	1.22%	6.24	1,099.90	1.45%	2.54
Target Retirement 2020	1,000	1,091.50	.42%	2.18	1,051.40	.66%	1.13
Target Retirement 2030	1,000	1,096.20	.42%	2.18	1,054.50	.66%	1.13
Target Retirement 2040	1,000	1,094.60	.42%	2.18	1,058.10	.66%	1.14

[1] Commenced investment operations on May 1, 2009.

Hypothetical Example for Comparison Purposes

The table also provides information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which are not the Funds' actual returns. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the 5% hypothetical example of the funds you own with the 5% hypothetical examples that appear in the shareholder reports of other similar funds.

	CLASS I				CLASS II[1]		
Fund	**Beginning Account Value**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**
Conservative Allocation	$1,000	$1,023.21	.32%	$1.61	$1,007.39	.58%	$0.97
Moderate Allocation	1,000	1,023.21	.32%	1.61	1,007.40	.57%	0.96
Aggressive Allocation	1,000	1,023.21	.32%	1.61	1,007.40	.57%	0.96
Money Market	1,000	1,023.11	.34%	1.71	1,008.07	.17%	0.29
Bond	1,000	1,021.97	.57%	2.86	1,006.99	.82%	1.38
High Income	1,000	1,020.98	.77%	3.86	1,006.65	1.02%	1.71
Diversified Income	1,000	1,021.22	.72%	3.61	1,006.75	.96%	1.61
Large Cap Value	1,000	1,021.72	.62%	3.11	1,006.92	.86%	1.44
Large Cap Growth	1,000	1,020.73	.82%	4.11	1,006.58	1.06%	1.78
Mid Cap Value	1,000	1,019.74	1.02%	5.11	1,006.27	1.25%	2.10
Mid Cap Growth	1,000	1,020.48	.87%	4.36	1,006.50	1.11%	1.86
Small Cap Value	1,000	1,019.24	1.12%	5.61	1,006.08	1.36%	2.28
Small Cap Growth	1,000	1,019.24	1.12%	5.61	1,006.12	1.34%	2.25
Global Securities	1,000	1,019.98	.97%	4.86	1,006.33	1.21%	2.03
International Stock	1,000	1,018.74	1.22%	6.11	1,005.93	1.45%	2.43
Target Retirement 2020	1,000	1,022.71	.42%	2.11	1,007.25	.66%	1.11
Target Retirement 2030	1,000	1,022.71	.42%	2.11	1,007.25	.66%	1.11
Target Retirement 2040	1,000	1,022.71	.42%	2.11	1,007.25	.66%	1.11

[1] Commenced investment operations on May 1, 2009.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any separate account fees, charges, or expenses imposed by the variable annuity or variable life insurance contracts, or retirement and pension plans that use the funds. The information provided in the hypothetical example table is useful in comparing ongoing fund costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these fees, charges or expenses were included, your costs would have been higher.

AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The Trust files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Form N-Q is available to shareholders at no cost on the SEC's website at www.sec.gov. Form N-Q may also be reviewed and copied at the Commission's Public Reference Room in Washington, DC. More information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

PROXY VOTING POLICIES, PROCEDURES AND RECORDS

A description of the policies and procedures used by the Trust to vote proxies related to portfolio securities is available to shareholders at no cost on the SEC's website at www.sec.gov or by calling CUNA Mutual Insurance Society at 1-800-798-5500. The proxy voting records for the Trust for the most recent twelve-month period ended June 30 are available to shareholders at no cost on the SEC's website at www.sec.gov.

BOARD APPROVAL OF INVESTMENT ADVISORY AND SUBADVISORY AGREEMENTS

MEMBERS Capital Advisors, Inc. ("MCA"), the Trust's investment advisor prior to June 30, 2009, CUNA Mutual Insurance Society ("CMIS"), MCA's parent company, and certain of their affiliates, entered into an agreement with Madison Investment Advisors, Inc., and certain of its affiliates, under which (among other things) a subsidiary of Madison Investment Advisors, Inc., Madison Asset Management, LLC ("Madison"), would become the investment advisor to the Ultra Series Fund, subject to shareholder approval (the "Transaction"). The Transaction was approved by Trust shareholders on June 25, 2009 (see "Proxy Voting Results" below).

The Board approved the proposed investment advisory agreement and investment subadvisory agreements with Madison at an in-person meeting held on April 15, 2009. Prior to that meeting, the Board met several times, including with personnel of MCA and Madison Investment Advisors, Inc., to discuss the Proposed Transaction. The Board requested and received information from MCA and Madison regarding the Proposed Transaction and Madison. In taking these steps, the Independent Trustees were assisted by, and consulted privately with, independent counsel to the Independent Trustees.

The Board considered that the proposed investment subadvisory agreements were substantially similar, except as noted, to the current investment subadvisory agreements the Board had previously approved on December 5, 2008. In connection with that approval, Board reviewed the performance of each subadvisor of each Fund at each regular Board meeting, including appropriate comparative information. At those meetings, the Board also received updates concerning the investment strategies being pursued by the Funds, changes in the Funds' investment processes and portfolio management personnel, the expenses incurred by the Funds, and various other matters which may impact the Funds' performance and that of the Funds' investment subadvisors. In addition, before the December 2008 meeting, the Board asked the subadvisors to provide written information addressing factors to be considered by the Board in deciding whether or not to approve the agreements. Before the December 2008 meeting, the Board and counsel also asked the subadvisors to expand upon certain of the written information they had provided, and they held a conference call with representatives of the investment advisor to discuss the information provided. At the December 2008 meeting, representatives of each subadvisor made presentations and responded to follow-up questions from the Board. After these presentations and discussions, the Board (including a majority of Independent Trustees) unanimously approved the current subadvisory agreements. Last, at the April 2009 meeting, the Board requested and received updated information regarding the subadvisors.

Counsel to the Independent Trustees also provided the Board with a memorandum reviewing its duties under the 1940 Act with respect to approval of the agreements. In approving the proposed investment advisory and investment subadvisory agreements, the Board considered a number of factors, including those discussed below.

Nature, Extent and Quality of Services to be Provided by Madison and the Subadvisors: The Board received and considered a variety of information pertaining to the nature, extent and quality of the services to be provided by Madison and the subadvisors. The Board noted that, except with respect to Mr. Meier and Mr. Powell, the portfolio managers and, except with respect to the Mid Cap Value and Mid Cap Growth Funds, the subadvisors currently managing the Funds' portfolios were expected to continue to do so. Madison provided information on the professional qualifications and experience of its portfolio management teams; organization, resources and research capabilities; compliance, regulatory and litigation experience, portfolio transaction execution and soft dollar policies and practices, and policies and procedures for allocating transactions among accounts. After reviewing this information and discussing it with representatives of Madison, the Board concluded that it was satisfied with the nature, extent and quality of the services to be provided by Madison.

Investment Performance: The Board received information regarding the composite performance of Madison. It also noted that most of the Funds were expected to continue to be managed by the same portfolio managers and/or subadvisors, and have access to Madison's additional investment personnel and resources. Based on the foregoing reviews, the Board concluded that the investment experience of Madison and the proposed Fund management teams was satisfactory.

Cost of Services Provided and Profitability: The Board noted that the proposed management fees were those that had previously been approved by the Board at its December 5, 2008 meeting. In addition, Madison had agreed to enter into a limited services agreement that, when taken with the proposed investment advisory agreement, would have the effect, for two years following the closing of the Proposed Transaction, of capping most fees and expenses of the Funds to no more than the amount incurred (as a percentage of assets) by the Funds for the fiscal year ended December 31, 2008. In this regard, the Board determined that no undue burden would be imposed on shareholders as a result of the appointment of Madison as investment advisor.

The Board considered that Madison Investment Advisors, Inc. and its affiliates manage certain other mutual funds with similar investment objectives or principal investment strategies as the Funds for a lower management fee. The Board also noted that the investment advisor, not the Funds, pays the subadvisors' fees.

The Board noted that to the extent a Fund invests in other mutual funds also managed by the investment advisor, the investment advisor receives investment advisory fees from both the Fund and the underlying mutual fund. The Board was satisfied in this regard that the investment advisor provides separate services to each of the Fund and the underlying mutual fund in exchange for the fees received from it.

Finally, the Board recognized that the unprecedented recent declines in worldwide stock markets had a corresponding effect on total Fund assets. As a result, the amount of compensation and fees paid by the Funds for their management under the proposed investment advisory agreement was expected to be considerably lower than they had been in the recent periods.

Based on all this information, the Board concluded that the proposed management fees and total expenses borne by the Funds are reasonable in relation to the services provided, and that the investment advisor's level of profitability from its investment advisory agreement with the Funds is well within reason.

Economies of Scale: The Board had previously received information concerning how large a Fund must be before it realized economies of scale. The Board also considered that the management fee breakpoint schedule in place for most of the Funds, which was previously approved, would continue. In that regard, the Board believed that proposed investment advisory agreement provides a reasonable sharing, as between the investment advisor and Fund shareholders, of the economies of scale that would exist at higher asset levels.

Other Benefits to Madison and the Subadvisors from a Relationship with the Funds: The Board also considered the nature and extent of other benefits that may flow to Madison from its relationship with the Funds. As discussed above, the Board noted that Madison would receive two levels of fees from the Funds that invest in other Funds. However, the Board was satisfied that Madison would provide separate services for the two layers of fees paid in such instances.

The Board also considered that Madison may subcontract its non-advisory services to third parties for lower fees than those paid to Madison by the Funds for those services. In that regard, Madison may increase its overall profitability in connection with the services it provides to the Funds.

The Board also noted that Madison expected to and that some of the subadvisors do execute a portion of the Funds' portfolio transactions on a "soft dollar" basis, pursuant to which they would receive research services from or through the executing brokers. In connection with each regular Board meeting, the Board intends to review the quality of execution of the portfolio transactions executed by Madison on behalf of the Funds. Finally, the Board noted Madison and each subadvisor intends to seek to achieve "best execution" in executing all of the Funds' portfolio transactions, and that it represents its soft dollar practices comply with applicable law. Based on these reviews, the Board was satisfied with the expected quality of execution of the Funds' portfolio transactions, and it did not believe the soft dollar benefits to be received by Madison or the subadvisors would be excessive, although the Board intends to monitor this.

Based on the foregoing information, the Board concluded that while additional benefits may flow to Madison and each subadvisor from its relationships with the Funds, the nature and extent of these additional benefits are not unreasonable when considered in the context of the overall services to be provided to the Funds by Madison and the subadvisors, and fees to be received from the Funds by Madison.

Madison Oversight of Subadvisors: The Board further considered the ability of Madison to supervise each subadvisor's management of the applicable Funds. The Board concluded that Madison has or will have sufficient resources and expertise to provide oversight of the subadvisors to the Funds.

Consideration of the Proposed Transaction: The Board also considered the terms of the Proposed Transaction between Madison Investment Advisors, Inc. and Madison, on one hand, and CMIS and MCA, on the other. Under these terms, CMIS will receive cash payments over a period of six years and, in addition, will receive a percentage of ongoing revenues of Madison net of subadvisory and certain other fees. In addition, the Funds will continue to be distributed through CUNA Brokerage Services, Inc.'s networking arrangements with the credit unions CMIS serves, and CMIS will have certain governance rights over Madison with respect to limited Fund matters. Madison recommended Mr. Blake, Ms. Frank, Mr. Imhoff and Mr. Wheeler as new Trustees of the Trust, although the Independent Trustees made their own decision to nominate these individuals to shareholders.

Also, the Board considered the ability of Madison Investment Advisors, Inc. to make the required cash payments and the potential impact of these cash-payment requirements on the financial flexibility of Madison Investment Advisors, Inc. and Madison. The Board also considered the incentive CMIS and MCA had to recommend Madison as the Funds' new investment advisor, in light of the payments CMIS will receive if Madison is approved. In addition, the Board considered representations by CMIS and MCA to the effect that they intend to focus their efforts on core strategic businesses, leading them to seek alternative strategies for the management of the Funds. The Board considered information provided by CMIS and MCA concerning the alternative strategies and the impact they might have on Fund shareholders. The Board concluded that, although CMIS and MCA had an incentive to recommend Madison as the Funds' new investment advisor, the proposed arrangements between Madison and the Funds nevertheless should be advantageous to Fund shareholders, and are reasonable in light of CMIS' and MCA's representations.

Other Considerations: The Board also considered CMIS' agreement to purchase, at its own expense, so-called "tail" coverage for the Trustees under the Trust's current directors' liability insurance policy. In addition, Madison acknowledged that the expense of a new liability insurance policy covering only the Independent Trustees would be included in the expenses it will pay under the proposed investment advisory and services fee structure. Further, CMIS has agreed to indemnify the current Independent Trustees to the extent their right of indemnification from the Trusts becomes practically unavailable or is denied in connection with the Proposed Transaction, subject to the terms of an indemnification agreement.

Board Conclusion: After taking the foregoing information and the other information provided by Madison into account, the Board (including a majority of Independent Trustees), acting in the exercise of its business judgment, unanimously approved the proposed investment advisory and investment subadvisory agreements.

PROXY VOTING RESULTS

A special meeting of shareholders was held on June 25, 2009 at which shareholders of the Trust, and each of the series noted below, voted on the following proposals, the results of which are described below.

Proposal 1.a   To elect Philip E. Blake to the Board of Trustees of the Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.934%	1.426%	1.640%

Proposal 1.b   To elect Katherine L. Frank to the Board of Trustees of the Trust to serve until her successor has been duly elected and qualified or until her retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.893%	1.332%	1.775%

Proposal 1.c   To elect James R. Imhoff, Jr. to the Board of Trustees of the Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.419%	1.828%	1.754%

Proposal 1.d   To elect Lorence D. Wheeler to the Board of Trustees of the Trust to serve until his successor has been duly elected and qualified or until his retirement, resignation, death or removal.

FOR	AGAINST	ABSTAIN
96.882%	1.467%	1.651%

Other Information (Unaudited)

Proposal 2.   To approve an investment advisory agreement by and between the Trust, on behalf of each of the Funds, and Madison Asset Management, LLC.

FUND	FOR	AGAINST	ABSTAIN
Conservative Allocation	95.839%	2.861%	1.300%
Moderate Allocation	94.282%	3.169%	2.549%
Aggressive Allocation	98.743%	1.051%	0.207%
Money Market	98.610%	1.175%	0.214%
Bond	98.303%	0.682%	1.015%
High Income	98.009%	0.714%	1.277%
Diversified Income	96.401%	1.560%	2.040%
Large Cap Value	96.694%	1.685%	1.621%
Large Cap Growth	97.646%	1.137%	1.217%
Mid Cap Value	96.875%	1.712%	1.412%
Mid Cap Growth	98.019%	1.050%	0.931%
Small Cap Value	100.000%	0.000%	0.000%
Small Cap Growth	100.000%	0.000%	0.000%
Global Securities	96.870%	1.784%	1.346%
International Stock	95.194%	2.063%	2.743%
Target Retirement 2020	98.646%	0.845%	0.509%
Target Retirement 2030	99.718%	0.145%	0.137%
Target Retirement 2040	99.163%	0.619%	0.218%

Proposal 3.   To amend and restate the fundamental investment restriction regarding the ability of each Fund to borrow.

FUND	FOR	AGAINST	ABSTAIN
Conservative Allocation	96.970%	2.596%	0.434%
Moderate Allocation	89.747%	5.724%	4.529%
Aggressive Allocation	98.416%	1.378%	0.207%
Money Market	97.744%	1.553%	0.703%
Bond	95.874%	3.119%	1.007%
High Income	96.614%	2.180%	1.206%
Diversified Income	95.896%	2.202%	1.902%
Large Cap Value	96.138%	2.486%	1.377%
Large Cap Growth	97.171%	1.854%	0.975%
Mid Cap Value	96.266%	2.448%	1.286%
Mid Cap Growth	97.407%	1.678%	0.914%
Small Cap Value	97.410%	2.494%	0.096%
Small Cap Growth	97.174%	2.588%	0.237%
Global Securities	94.946%	4.150%	0.904%
International Stock	95.022%	2.638%	2.339%
Target Retirement 2020	98.282%	1.209%	0.509%
Target Retirement 2030	99.659%	0.204%	0.137%
Target Retirement 2040	97.187%	2.595%	0.218%

Proposal 4.a   To approve manager of managers authority.

FUND	FOR	AGAINST	ABSTAIN
Conservative Allocation	96.426%	3.123%	0.451%
Moderate Allocation	92.907%	4.280%	2.813%
Aggressive Allocation	98.531%	1.263%	0.207%
Money Market	98.329%	1.551%	0.120%
Bond	97.655%	0.965%	1.380%
High Income	97.567%	1.121%	1.312%
Diversified Income	95.766%	2.204%	2.030%
Large Cap Value	96.519%	1.982%	1.499%
Large Cap Growth	97.583%	1.315%	1.102%
Mid Cap Value	96.844%	1.844%	1.312%
Mid Cap Growth	97.887%	1.195%	0.918%
Small Cap Value	100.000%	0.000%	0.000%
Small Cap Growth	100.000%	0.000%	0.000%
Global Securities	96.630%	1.971%	1.399%
International Stock	95.251%	1.979%	2.769%
Target Retirement 2020	98.646%	0.845%	0.509%
Target Retirement 2030	99.718%	0.145%	0.137%
Target Retirement 2040	98.987%	0.795%	0.218%

Proposal 4.b   To approve a subadvisory agreement between Madison Asset Management, LLC and Shenkman Capital Management, Inc. with respect to the High Income Fund.

FOR	AGAINST	ABSTAIN
97.479%	0.911%	1.610%

Proposal 4.c   To approve a subadvisory agreement between Madison Asset Management, LLC and Wellington Management Company LLP with respect to the Small Cap Value Fund.

FOR	AGAINST	ABSTAIN
99.904%	0.000%	0.096%

Proposal 4.d   To approve a subadvisory agreement between Madison Asset Management, LLC and Paradigm Asset Management, LLC with respect to the Small Cap Growth Fund.

FOR	AGAINST	ABSTAIN
99.763%	0.000%	0.237%

Proposal 4.e   To approve a subadvisory agreement between Madison Asset Management, LLC and Mondrian Investment Partners Limited with respect to the Global Securities Fund.

FOR	AGAINST	ABSTAIN
95.747%	2.322%	1.932%

Proposal 4.f   To approve a subadvisory agreement between Madison Asset Management, LLC and Lazard Asset Management, LLC with respect to the International Stock Fund.

FOR	AGAINST	ABSTAIN
95.201%	2.137%	2.662%

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CUNA MUTUAL GROUP

CUNA Mutual Insurance Society
2000 Heritage Way
Waverly, IA 50677

Form 1950-0809